ADB ASIAN DEVELOPMENT BANK

FINANCIAL REPORT 2022

Management's Discussion and Analysis and Annual Financial Statement

INTERNAL

March 2023

Management’s Discussion and Analysis and Annual Financial Statements: 31 December 2022

Distribution of this document is limited until it has been approved by the Board of Directors. Following such approval, this document will be reclassified as public and disclosed in accordance with ADB's Access to Information Policy.

CONTENTS

Management’s Discussion and Analysis

Executive Summary
I.	Overview		1

II.	Ordinary Capital Resources		2
	A.	Basis of Financial Reporting	2
	B.	Overall Financial Results	4
	C.	Operating Activities	7
		1. Loans	8
		2. Equity Investments	16
		3. Guarantees	16
		4. Other Debt Securities	18
		5. Syndications	18
		6. Transaction Advisory Services	18
		7. Debt Management Products	18
	D.	Funding Resources	18
		1. Equity	19
		2. Borrowings	20
	E.	Liquidity Management	23
		1.Liquidity Portfolio	23
		2. Prudential Minimum Liquidity	24
		3. Contractual Cash Obligations	24
	F.	Risk Management	25
		1. Credit Risk	25
		2. Market Risk	34
		3. Liquidity Risk	35
		4. Operational Risk	36
		5. Capital Adequacy	36
		6. Asset and Liability Management	37
	G.	Internal Control over Financial Reporting	37
	H.	Critical Accounting Policies and Estimates	37

III.	Special Funds		39
	A.	Asian Development Fund	39
	B.	Technical Assistance Special Fund	41
	C.	Japan Special Fund	42
	D.	Asian Development Bank Institute	42
	E.	Regional Cooperation and Integration Fund	42
	F.	Climate Change Fund	43
	G.	Asia Pacific Disaster Response Fund	43
	H.	Financial Sector Development Partnership Special Fund	44

IV.	Trust Funds and Cofinancing Under Administration		44

Appendix:	Ordinary Capital Resources Condensed Management Reporting
	(Non-GAAP measure) Balance Sheets	47

Financial Statements, Management’s Report on Internal Control over Financial Reporting, and Independent Auditor’s Reports

I. Ordinary Capital Resources (OCR)
Management’s Report on Internal Control over Financial Reporting		50
Independent Auditor’s Report on Internal Control over Financial Reporting		51
Independent Auditor’s Report on Financial Statements		53
OCR-1	Balance Sheet	56
OCR-2	Statement of Income and Expenses	58
OCR-3	Statement of Comprehensive Income	59
OCR-4	Statement of Changes in Equity	60
OCR-5	Statement of Cash Flows	61
OCR-6	Summary Statement of Loans — Operations	62
OCR-7	Summary Statement of Borrowings	64
OCR-8	Statement of Subscriptions to Capital Stock and Voting Power	66
OCR-9	Supplementary Information on the Transfer of ADF Loans and Other Assets to OCR on 1 January 2017	68
OCR-10	Notes to Financial Statements	70

II. Asian Development Fund (ADF)
Management’s Report on Internal Control over Financial Reporting		121
Independent Auditor’s Report on Internal Control over Financial Reporting		122
Independent Auditor’s Report on Financial Statements		124
ADF-1	Balance Sheet	127
ADF-2	Statement of Income and Expenses	128
ADF-3	Statement of Comprehensive Loss	129
ADF-4	Statement of Changes in Fund Balances	129
ADF-5	Statement of Cash Flows	130
ADF-6	Statement of Resources	131
ADF-7	Supplementary Information on the Transfer of ADF Loans and Other Assets to OCR on 1 January 2017	132
ADF-8	Notes to Financial Statements	134

III. Technical Assistance Special Fund (TASF)
Management’s Report on Internal Control over Financial Reporting		143
Independent Auditor’s Report on Internal Control over Financial Reporting		144
Independent Auditor’s Report on Financial Statements		146
TASF-1	Statement of Financial Position	149
TASF-2	Statement of Activities and Changes in Net Assets	150
TASF-3	Statement of Cash Flows	151
TASF-4	Statement of Resources	152
TASF-5	Notes to Financial Statements	153

IV. Japan Special Fund (JSF)
Management’s Report on Internal Control over Financial Reporting		160
Independent Auditor’s Report on Internal Control over Financial Reporting		161
Independent Auditor’s Report on Financial Statements		163
JSF-1	Statement of Financial Position	166
JSF-2	Statement of Activities and Changes in Net Assets	167
JSF-3	Statement of Cash Flows	168
JSF-4	Notes to Financial Statements	169

V. Asian Development Bank Institute (ADBI)
Independent Auditor’s Report on Financial Statements		175
ADBI-1	Statement of Financial Position	178
ADBI-2	Statement of Activities and Changes in Net Assets	179
ADBI-3	Statement of Cash Flows	180
ADBI-4	Notes to Financial Statements	181

VI. Regional Cooperation and Integration Fund (RCIF)
Management’s Report on Internal Control over Financial Reporting		194
Independent Auditor’s Report on Internal Control over Financial Reporting		195
Independent Auditor’s Report on Financial Statements		197
RCIF-1	Statement of Financial Position	200
RCIF-2	Statement of Activities and Changes in Net Assets	201
RCIF-3	Statement of Cash Flows	202
RCIF-4	Notes to Financial Statements	203

VII. Climate Change Fund (CCF)
Management’s Report on Internal Control over Financial Reporting		208
Independent Auditor’s Report on Internal Control over Financial Reporting		209
Independent Auditor’s Report on Financial Statements		211
CCF-1	Statement of Financial Position	214
CCF-2	Statement of Activities and Changes in Net Assets	215
CCF-3	Statement of Cash Flows	216
CCF-4	Notes to Financial Statements	217

VIII. Asia Pacific Disaster Response Fund (APDRF)
Management’s Report on Internal Control over Financial Reporting		223
Independent Auditor’s Report on Internal Control over Financial Reporting		224
Independent Auditor’s Report on Financial Statements		226
APDRF-1	Statement of Financial Position	229
APDRF-2	Statement of Activities and Changes in Net Assets	230
APDRF-3	Statement of Cash Flows	231
APDRF-4	Notes to Financial Statements	232

IX. Financial Sector Development Partnership Special Fund (FSDPSF)
Management’s Report on Internal Control over Financial Reporting		237
Independent Auditor’s Report on Internal Control over Financial Reporting		238
Independent Auditor’s Report on Financial Statements		240
FSDPSF-1	Statement of Financial Position	243
FSDPSF-2	Statement of Activities and Changes in Net Assets	244
FSDPSF-3	Statement of Cash Flows	245
FSDPSF-4	Notes to Financial Statements	246

MANAGEMENT'S DISCUSSION AND ANALYSIS

EXECUTIVE SUMMARY

Under Strategy 2030, which sets the direction for the Asian Development Bank (ADB) to respond effectively to the changing needs of Asia and the Pacific, ADB continues to sustain its efforts to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific. Strategy 2030’s vision is more relevant today as (i) the pandemic reversed development gains in the region particularly for the poor and vulnerable; (ii) developing member countries (DMCs) are adversely impacted by rising food and fuel prices; (iii) economic recovery is expected to prolong; and (iv) extreme weather events linked to climate change are more frequent and intense.1

In 2022, ADB delivered total commitments of $20.5 billion ($22.8 billion – 2021) and disbursements of $19.7 billion ($18.2 billion – 2021).2 As the development needs of DMCs become more demanding and the operating environment gets more complex, ADB continues to boost its capacity to deliver high-quality solutions and innovative initiatives efficiently and in a timely manner (footnote 1).

Financial Results:  Ordinary capital resources (OCR) reported net income of $2,169 million ($730 million – 2021) and allocable net income of $1,099 million ($1,161 million – 2021) in 2022. The increase in net income was primarily driven by the unrealized gains from fair value changes of financial instruments. The allocable net income (non-GAAP measure) in 2022 was lower than 2021 mainly due to the $7 million additional provision for credit losses in 2022 ($69 million release of provision – 2021) and lower realized gains from sale of equity investments, partially offset by the decrease in administrative expenses.

The OCR balance sheet remained sound, while it was marginally impacted by rising interest rates and strengthening United States (US) dollar. Loans outstanding balance as of 31 December 2022 was $144.3 billion, a $7.1 billion increase from $137.2 billion at the end of 2021. Liquidity investments after swaps increased by $2.6 billion to $47.5 billion at the end of 2022 from $44.9 billion as of 31 December 2021. Borrowings after swaps increased by $10.9 billion to $146.1 billion as of 31 December 2022 from $135.2 billion at the end of 2021. In 2022, ADB issued $36.1 billion bonds ($35.8 billion – 2021).

Reference Rate Transition:  Starting 1 January 2022, the Flexible Loan Product (FLP) is the primary loan product for sovereign regular OCR and nonsovereign operations replacing the London interbank offered rate (LIBOR)-based loan (LBL). The cost-base rate changed from LIBOR to the Secured Overnight Financing Rate (SOFR) for US dollar-denominated loans and to the Tokyo Overnight Average Rate (TONA) for yen-denominated loans. All sovereign regular OCR LBLs completed the transition to FLP loans in 2022. Nonsovereign LBLs are expected to complete the transition to FLP loans in 2023.

[1]	ADB. 2022. Work Program and Budget Framework, 2023–2025.
[2]
The figures are for ordinary capital resources (OCR) and Special Funds. Special Funds include the Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Regional Cooperation and Integration Fund (RCIF), Asia Pacific Disaster Response Fund (APDRF), Climate Change Fund (CCF) and Financial Sector Development Partnership Special Fund (FSDPSF).

I.          OVERVIEW

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 under the Agreement Establishing the Asian Development Bank (the Charter).3 ADB is owned by 68 members, 49 of which are regional members providing 63.4% of its capital and 19 nonregional members providing 36.6% of its capital.

ADB provides various forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance (TA), grants, guarantees, and equity investments. These instruments are funded through ordinary capital resources (OCR), Special Funds, and trust funds. The Charter requires that funds from each resource be kept and used separately. Trust funds are generally funded by contributions and administered by ADB as the trustee.

ADB also offers debt management products to its sovereign and sovereign-guaranteed borrowers and entities fully guaranteed by members such as interest rate swaps and cross currency swaps (including local currency swaps) for their third-party liabilities. In addition, ADB provides policy dialogue and transaction advisory services to its DMCs and private sector clients to promote public–private partnerships in the region, and mobilizes financial resources through its cofinancing operations, which access official and other concessional, commercial, and export credit sources to maximize the development impact of its assistance. Cofinancing for ADB projects can be in the form of external loans, grants for TA and components of loans, equity investments, and credit enhancement products such as guarantees and syndications.

In 2022, ADB continued to focus on implementing Strategy 2030, its long-term corporate strategy, to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific. ADB delivered total commitments of $20.5 billion ($22.8 billion – 2021) and total disbursements of $19.7 billion ($18.2 billion – 2021) (footnote 2).

ADB has adopted a new operating model to accelerate its transformation and more effectively serve the rapidly changing needs of its DMCs in Asia and the Pacific. The new operating model will enable ADB to increase its capacity as the region’s climate bank; strengthen its work to develop the private sector and mobilize private investments in the region; provide a larger range of high-quality development solutions for its DMCs; and modernize ways of working to make it more responsive, agile and closer to clients. These four key shifts will help ADB deliver on the development goals of Strategy 2030.

Underpinning its role as Asia and the Pacific’s climate bank, ADB committed $6.7 billion in climate financing in 2022, making headway toward its elevated ambition to deliver $100 billion in cumulative climate finance to its DMCs from 2019 to 2030.

[3]	ADB. 1966. Agreement Establishing the Asian Development Bank. Manila.

II.          ORDINARY CAPITAL RESOURCES

OCR provides financial assistance to sovereign and nonsovereign borrowers in DMCs in the form of loans, equity investments, and other debt securities. In addition to direct lending, OCR also provides guarantees to assist DMC governments and nonsovereign borrowers in securing commercial funds for ADB-assisted projects and provides transaction advisory services to sovereign and nonsovereign clients.

Funding of OCR lending, investment and other ordinary operations comes from three distinct sources: borrowings from the capital markets and private placements; paid-in capital provided by shareholders; and accumulated retained income (reserves). To fund its OCR operations, ADB issues debt securities in the international and domestic capital markets. ADB's debt securities carry the highest possible investment ratings from three major international credit rating agencies. The funding strategy is aimed at ensuring availability of funds for operations at the most stable and lowest possible cost. Such strategy has enabled OCR to achieve cost-efficient funding levels for its borrowing members.

A.	Basis of Financial Reporting

ADB’s basis of financial reporting are (i) statutory reporting, which is in accordance with accounting principles generally accepted in the United States (US GAAP) reporting requirements, and (ii) management reporting, which is used as the primary measure to make financial management decisions and to monitor key financial ratios. The key financial performance indicator under these two bases is net income for statutory reporting and allocable net income for management reporting.

Statutory reporting. ADB prepares OCR financial statements in accordance with US GAAP. ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of hedging criteria under the accounting standards does not make fully evident ADB’s risk management strategies.

ADB reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the year as part of net income. To apply a consistent accounting treatment between the borrowings and their related swaps, ADB elects to measure all borrowings that are swapped or are intended to be swapped in the future at fair value. All investments for liquidity purpose, other debt securities classified as available for sale, and equity investments (except for those accounted for under the equity method) are reported at fair value. ADB continues to report its loans, other debt securities classified as held-to-maturity, and the remaining borrowings at amortized cost.

Management reporting (non-GAAP measure). ADB also reports OCR financial results based on internal management reporting basis which is used as the primary measure to make financial management decisions and to monitor key financial ratios.

ADB reports allocable net income, which is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments reported in the cumulative revaluation adjustments account.4 The cumulative revaluation adjustments account sets aside the impact of unrealized gains or losses from fair value changes associated with certain financial instruments and from translation adjustments of non-functional currencies, and unrealized gains or losses from equity investments accounted for under the equity method.

[4]	ADB’s Charter stipulates that the Board of Governors shall determine the allocation of net income annually.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

ADB intends to hold most borrowings and swaps until maturity or call, hence interim net unrealized gains and losses reported under the statutory reporting basis will generally converge with the net realized income and expenses that ADB recognizes over the life of these financial instruments.

For equity investments, ADB generally holds its investments until ADB’s development role has been fulfilled. Any gains or losses from equity investments recorded at fair value are realized and are deemed available for allocation when ADB exits the investments. Therefore, the periodic net unrealized gains or losses are excluded from the allocable net income until the exit date.

The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet as of 31 December 2022 is provided in the Appendix.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

B.	Overall Financial Results

OCR reported net income of $2,169 million ($730 million – 2021) and allocable net income of $1,099 million ($1,161 million – 2021) for the year ended 31 December 2022. Table 1 presents the overall financial results for 2022 and 2021.

Table 1: Overall Financial Results for the Years Ended 31 December
($ million)
Item	2022	2021	Change
Revenue from loans — operations[a]	3,319	1,576	1,743
Sovereign regular	2,348	717	1,631
Sovereign concessional	667	663	4
Nonsovereign	304	196	108
Revenue from investments for liquidity purpose	1,041	566	475
Interest	1,095	547	548
Realized (losses) gains on sale of investments	(54)	19	(73)
Revenue from equity investments — operations	98	267	(169)
Net realized gains[b]	71	122	(51)
Dividends and others	12	6	6
Realized gains on equity method investments[c]	2	6	(4)
Unrealized gains on equity method investments[c]	13	133	(120)
Revenue from guarantees — operations	31	37	(6)
Revenue from other debt securities — operations	38	54	(16)
Interest and others	37	36	1
Realized gains	1	18	(17)
Revenue from other sources	56	58	(2)
Borrowings and related expenses[d]	(2,639)	(460)	(2,179)
(Provision) Release of provision for credit losses	(7)	69	(76)
Administrative expenses — OCR	(775)	(819)	44
Other expenses	(19)	(17)	(2)
Net unrealized gains (losses)	1,026	(601)	1,627
Fair value changes	1,093	(492)	1,585
Reclassification of unrealized gains on divested equity investments[e]	(63)	(111)	48
Translation adjustments of nonfunctional currencies	(4)	2	(6)
Net income	2,169	730	1,439
Appropriation of guarantee fees to special reserve	(31)	(37)	6
Net income after appropriation of guarantee fees to special reserve	2,138	693	1,445
Adjustments	(1,039)	468	(1,507)
Net unrealized (gains) losses	(1,026)	601	(1,627)
Unrealized gains on equity method investments[c]	(13)	(133)	120
Allocable net income (non-GAAP measure)	1,099	1,161	(62)

( ) = negative, ADB = Asian Development Bank, OCR = ordinary capital resources
[a]	Includes interest revenue, commitment charges, amortization of front-end fees and loan origination cost and interest on asset swaps. Excludes funding costs.
[b]	Pertains to realized gains on sale of equity investments in 2022 ($127 million – 2021). 2021 figure is net of $5 million impairment loss on equity method investments.
[c]	Pertains to ADB's proportionate share of gains or losses from equity method investments.
[d]	Net of $1 million (nil – 2021) realized gains from early redemption of borrowings.
[e]
Sale of equity investments in 2022 resulted in reclassification of the unrealized gains up to 31 December 2021 of $63 million ($111 million – up to 31 December 2020) to realized gains. The realized gains up to the date of sale in 2022 amounted to $71 million ($127 million – 2021).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

Net income. Net income for 2022 increased to $2,169 million, from $730 million reported in 2021, mainly because of the unrealized gains from fair value change of financial instruments.

Allocable net income.5 OCR allocable net income for the year ended 31 December 2022 decreased to $1,099 million from $1,161 million in 2021, mainly due to the additional provision for credit losses and lower realized gains from sale of equity investments, partially offset by decrease in administrative expenses.

The change in net income and allocable net income were driven by the following factors.

-
Revenue from loans increased by $1,743 million primarily because of the higher return on sovereign regular OCR loans resulted from the higher interest rate environment (Figure 1), and increase in average loans outstanding in 2022 (Figure 2),

-
Revenue from investments for liquidity purpose increased by $475 million mainly because of the $548 million increase in interest revenue driven by the yield improvement, offset by the realized losses resulting from divestments in rising interest rate environment (Figure 1) ($54 million realized losses – 2022; $19 million realized gains – 2021),

-
Revenue from equity investments, excluding unrealized gains on equity method investments, decreased by $49 million ($85 million – 2022, $134 million – 2021) mainly because of the $51 million decrease in realized gains from sale of equity investments,

-
Borrowings and related expenses increased by $2,179 million mainly because of the higher interest rate environment (Figure 1), and increase in average outstanding borrowings (Figure 2). Consistent with the market movements, average cost of borrowings under management reporting basis increased to 1.9% in 2022 from 0.3% in 2021,

-
Provision for credit losses amounted to $7 million in 2022, compared to $69 million release of provision in 2021. The provision expense of $7 million in 2022 resulted from the additional provision for sovereign portfolio mainly because of rating downgrades for certain sovereign borrowers, offset by the decrease in nonsovereign provision driven by the exposure decline.

-	Administrative expenses of OCR decreased by $44 million primarily because of the lower net periodic pension and post-retirement medical benefit costs due to improved funded status, and

[5]	Allocable net income is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments set aside in the cumulative revaluation adjustments account.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

-
$1,026 million net unrealized gains for the year ended 31 December 2022 ($601 million net unrealized losses – 2021) was largely due to the fair value gains of borrowings and derivatives driven mainly by the rising interest rates and basis spreads movement (Table 2).

Table 2: Details of Net Unrealized Gains (Losses)
for the Years Ended 31 December
($ million)
Item	2022	2021	Change
Fair value changes from:	1,093	(492)	1,585
Borrowings and related derivatives	355	(942)	1,297
Loans related derivatives	432	318	114
Investments related derivatives	245	139	106
Equity investments	61	(7)	68
Reclassification of unrealized gains on divested equity investment	(63)	(111)	48
Translation adjustments of nonfunctional currencies	(4)	2	(6)
Total	1,026	(601)	1,627
( ) = negative

Selected Financial data. Selected financial data are presented in Table 3. Under statutory reporting, return on equity and return on earning assets increased because of higher net income in 2022 compared to 2021. Under management reporting basis, the return on earning assets and return on equity decreased because of the lower allocable net income. Return on loans, return on investments for liquidity purpose, and cost of borrowings have increased, under both reporting bases, consistent with the market interest rate movements.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

Table 3: Selected Financial Data
(%, unless otherwise stated)
Item	2022	2021	2020
Operational Highlights ($ million)
Loans, Guarantees, EI, and ODS Committed[a]	19,271	22,180	30,211
Loans, EI, and ODS Disbursements	18,834	17,828	22,708
Loans and ODS Principal Repayments and Prepayments	9,237	8,514	8,376
Loans, EI, and ODS Outstanding	146,385	139,308	132,054
Statutory Reporting Basis
Net Income ($ million)	2,169	730	1,372
Return on Earning Assets[b]	1.1	0.4	0.8
Return on Equity[c]	4.2	1.4	2.6
Return on Loans[d]	2.6	1.4	2.2
Return on Investments for Liquidity Purpose[e]	2.6	1.5	1.7
Cost of Borrowings[f]	1.6	1.0	1.1
Management Reporting Basis (non-GAAP measure)[g]
Allocable Net Income[h] ($ million)	1,099	1,161	1,132
Return on Earning Assets[b]	0.6	0.6	0.7
Return on Equity[c]	2.1	2.2	2.2
Return on Loans[d]	2.3	1.2	1.9
Return on Investments for Liquidity Purpose[e]	2.2	1.2	1.7
Cost of Borrowings[f]	1.9	0.3	1.2
Capital Utilization Ratio[i]	83.9	74.0	69.1
EI = equity investments, ODS = other debt securities.
Note: All ratios are based on average monthly balances. Amounts and ratios are for the year ended 31 December except for outstanding balances and capital utilization ratio, which are as of year-end.
[a]	Includes commitments under the private sector programs namely, the Trade and Supply Chain Finance and the Microfinance Program.
[b]
Net income (for statutory reporting basis) or allocable net income (for management reporting basis) divided by average earning assets. Earning assets comprise investments for liquidity purpose, loans outstanding, equity investments, and other debt securities (all after swaps, if applicable).

[c]	Net income (for statutory reporting basis) or allocable net income (for management reporting basis) divided by average equity balances.
[d]	Interest revenue on loans, commitment fees, other revenue or expenses on loans and related swaps, and gains or losses on related swaps divided by average outstanding loans after swaps.
[e]	Interest revenue and gains or losses on investments and related swaps divided by average balances of investments after swaps.
[f]	Financial expenses and gains or losses on borrowings and related swaps divided by average outstanding borrowings after swaps.
[g]
Management reporting basis ratios exclude impact of unrealized gains or losses from fair value changes associated with certain financial instruments, unrealized gains or losses on equity method investments, and nonnegotiable and noninterest-bearing demand obligations on account of subscribed capital.

[h]	Allocable net income is defined as net income after appropriation of guarantee fees to special reserve and certain adjustments set aside in the cumulative revaluation adjustments account.
[i]	Capital utilization ratio is the ratio of the total economic capital used to usable equity.

C.	Operating Activities

ADB provides financial assistance under its ordinary operations to its DMCs through loans, guarantees, equity investments and other debt securities to help DMCs meet their development needs. ADB also provides policy dialogue and transaction advisory services to its DMCs and private sector clients to promote public–private partnerships in the region. ADB promotes cofinancing of its projects and programs to complement its assistance with funds from official and commercial sources, including export credit agencies. ADB uses commitments as the basis for corporate targets to measure operational performance for both sovereign and nonsovereign operations. Table 3 shows the 3-year trend in operational highlights.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

1.	Loans

ADB is authorized under the Charter to make, participate in or guarantee loans to its DMCs, to any of their agencies, instrumentalities or political subdivisions, and to any entities or enterprises operating within such countries, as well as to international or regional agencies or entities concerned with the economic development of the region. Such loans are made only for projects or programs of high developmental priority.

ADB’s projects undergo an evaluation and approval process that considers factors such as economic, social, environmental, technical, institutional and financial feasibility, integrity, governance, effect on the general development activity of the country, contribution to economic development, capacity of the borrowing country to service additional external debt, effect on domestic savings and balance of payments, impact of new technologies on productivity, and expansion of employment opportunities.

ADB generally requires that the proceeds of its loans and the proceeds of the loans it guarantees be used only for procurement of goods and services produced in and supplied from member countries. Loan disbursements must comply with the requirements specified in the loan agreements. ADB’s staff review progress and monitor compliance with ADB policies. ADB’s Independent Evaluation Department, reporting directly to ADB’s Board of Directors, evaluates the development effectiveness of ADB’s operations.

Lending Headroom. ADB’s lending limitation policy limits the total amount of disbursed loans, disbursed equity investments and related prudential buffer, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB’s unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. As of 31 December 2022, the total of such loans (including other debt securities), equity investments and related prudential buffer, and guarantees was $146,516 million ($139,521 million – 2021), compared to the maximum lending ceiling of $188,206 million ($195,976 million – 2021), which resulted in a headroom of $41,690 million ($56,455 million – 2021).

Loans — operations. ADB’s OCR lending falls into two categories: sovereign and nonsovereign. Sovereign loans consist of sovereign regular OCR loans and sovereign concessional OCR loans. Sovereign regular OCR loans are available to sovereign and sovereign-guaranteed borrowers in ADB DMCs that have attained higher economic development and sovereign concessional OCR loans are available for the poorest and most vulnerable members of ADB. ADB also provides lending without sovereign guarantee to privately-held or state-owned or subsovereign entities. In its nonsovereign operations, ADB provides financial assistance based on market-based terms and conditions. ADB, as needed, will help mobilize additional debt from diverse institutions, such as private and public financial institutions and development partners.

OCR offers lending products broadly in three modalities:

-
Project – Also known as investment lending, it finances expenditures incurred for discrete investment projects and focuses on project implementation. Disbursements in this modality are linked to expenditures for inputs. Nonsovereign loans fall under this modality.

-
Policy-based – This modality provides sovereign budget support for structural reforms and development expenditure programs in DMCs. In certain circumstances, it may also be used to provide balance of payments or counter-cyclical fiscal support. It is linked to the implementation of policy reforms, disbursed quickly, and targeted to sector-wide and economy-wide impact.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

-	Results-based – It supports government-owned sector programs and disburses ADB funds based on the achievement of program results.

As of 31 December 2022, OCR’s loans outstanding was $144,325 million ($137,163 million – 2021), of which $106,827 million were sovereign regular OCR loans ($98,352 million – 2021), $31,453 million were sovereign concessional OCR loans ($32,180 million – 2021) and $6,045 million were nonsovereign loans ($6,631 million – 2021). Table 4 shows OCR’s loans outstanding by modality.

Table 4: OCR Loans Outstanding by Modality
as of 31 December 2022 and 2021
($ million)
	Sovereign
	Regular	Concessional	NSO	Total
31 December 2022
Project Loan	68,689	21,449	6,513	96,651
Policy-based Loan	33,303	9,741	–	43,044
Results-based Loan	4,732	610	–	5,342
Total Outstanding	106,724	31,800	6,513	145,037
Accounting adjustments[a]	219	(154)	(42)	23
	106,943	31,646	6,471	145,060
Allowance for credit losses on loans	(116)	(193)	(426)	(735)
Loans Outstanding	106,827	31,453	6,045	144,325

31 December 2021
Project Loan	64,454	22,501	7,153	94,108
Policy-based Loan	29,698	9,435	–	39,133
Results-based Loan	4,049	578	–	4,627
Total Outstanding	98,201	32,514	7,153	137,868
Accounting adjustments[a]	212	(173)	(47)	(8)
	98,413	32,341	7,106	137,860
Allowance for credit losses on loans	(61)	(161)	(475)	(697)
Loans Outstanding	98,352	32,180	6,631	137,163

– = nil, ( ) = negative, NSO = nonsovereign, OCR = ordinary capital resources.
Note: Numbers may not sum precisely because of rounding.
a Includes fair value adjustment on concessional loans, unamortized loan origination cost, and unamortized front-end fee.

A summary of the total OCR loan portfolio by member country as of 31 December 2022 is shown in OCR-6 of the Financial Statements. A breakdown by sector of total OCR loans as of 31 December 2022 and 2021 is shown in Figure 3.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

Figure 3: Sectoral Breakdown of OCR Loans as of 31 December 2022 and 2021 ($ billion)
2022: $145.0 billion	2021: $137.9 billion

OCR = ordinary capital resources.
Notes: Number may not sum precisely because of rounding. OCR loans include sovereign and nonsovereign loans outstanding and exclude $735 million ($697 million – 2021) allowance for credit losses, and $23 million ($8 million – 2021) accounting adjustments for fair value adjustment on concessional loans, unamortized loan origination cost, and unamortized front-end fee.

Expected credit loss. ADB measures expected credit losses for loans, guarantees, and held-to-maturity debt securities. Expected credit losses are calculated using three components: exposure at default, probability of default, and loss given default. Credit losses are measured over the contractual term (lifetime) of the asset or commitment based on all available information: historical experience, current conditions, and macroeconomic forecasts. ADB is also exposed to credit risks on off-balance sheet exposures and records a liability for credit losses on undisbursed loan and held-to-maturity other debt securities commitments, and guarantees.

As of 31 December 2022, total allowance for credit losses and liability for credit losses on off-balance sheet exposures decreased to $844 million ($863 million – 2021), driven by the decrease in nonsovereign expected credit losses due to the exposure decline, offset by the additional expected credit losses for sovereign portfolio mainly because of rating downgrades for certain sovereign borrowers. Allowance for credit losses and liability for credit losses on off-balance sheet exposures are summarized in Table 5. Refer to Credit risk under Risk Management section for more information.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

Table 5: Summary of Allowance for Credit Losses and
Liability for Credit Losses on Off-Balance Sheet Exposures
($ million)
Item	31 December 2022	31 December 2021
Allowance for credit losses on loans	735	697
Sovereign regular OCR loans	116	61
Sovereign concessional OCR loans[a]	193	161
Nonsovereign loans	426	475

Allowance for credit losses on other debt securities	5	12

Liability for credit losses on off-balance sheet exposures	104	154
Total[b]	844	863
OCR = ordinary capital resources.
Note: Numbers may not sum precisely because of rounding.
a   Include allowance for heavily indebted poor countries debt relief ($43 million  – 31 December 2022, $43 million – 31 December 2021).
b   Excludes recoveries from risk transfer arrangements.

Status of loans. ADB places loans in non-accrual status when the principal, interest or other charges are overdue by more than 180 days or in case of loans that are not yet overdue by more than 180 days, when there is expectation that loan service payment will not be collected when they become due at the point when such information is known. Once a loan to a borrower is placed in non-accrual status, all other overdue loans to the same borrower will be placed in non-accrual status. On the date a borrower’s loan is placed into non-accrual status, unpaid interest and other charges accrued are deducted from the revenue of the current period. As of 31 December 2022, there was one sovereign concessional loan borrower with 11 loans in non-accrual status with outstanding amount of $525 million (nil – 31 December 2021) and there were seven nonsovereign borrowers with seven loans in non-accrual status with outstanding amount of $180 million (five nonsovereign borrowers with five loans with outstanding amount of $194 million – 31 December 2021).

Summary of loan activities. Table 6 shows the summary of loan commitments and Table 7 shows the disbursements and repayments for sovereign regular OCR, sovereign concessional OCR and nonsovereign loans. For the year ended 31 December 2022, the total OCR loan commitments was $16,296 million, lower by $2,400 million or 13% compared to 2021. The high commitments to support coronavirus disease (COVID-19) response in 2021 declined in 2022 as the pandemic situation stabilized across the region. Furthermore, the commitments for standard programs and projects did not recover as quickly in 2022 due to lack of project readiness caused by project processing delays during the pandemic and due to changing priorities of the DMCs. The total loan disbursements in 2022 increased to $18,575 million from $17,644 million in 2021 due to higher policy-based regular OCR loan disbursements, partially offset by the lower project concessional OCR loan disbursements.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

Table 6: OCR Loan Commitments
for the Years Ended 31 December
($.million)
	2022		2021
	Number[a]	Amount	Number[a]	Amount	Change
Sovereign Regular	54	12,253	72	15,274	(3,021)
Project	36	7,031	51	9,427	(2,396)
Policy-based	16	5,103	17	4,201	902
Results-based	2	120	4	1,646	(1,526)
Sovereign Concessional	40	3,136	27	2,648	488
Project	27	1,949	20	2,009	(60)
Policy-based	11	887	7	639	248
Results-based	2	300	–	–	300
Nonsovereign—Project	29	907	23	774	133
Total	123	16,296	122	18,696	(2,400)
– = nil, ( ) = negative, OCR = ordinary capital resources
Note: Amounts are based on exchange rates at loan signing date. Numbers may not sum precisely because of rounding.
[a]	Commitments for sovereign loans and nonsovereign project loans are counted based on the number of loans committed.

Table 7: OCR Loan Disbursements and Repayments
for the Years Ended 31 December
($.million)

	2022		2021
	Disbursements	Repayments[a]	Disbursements	Repayments[a]
Sovereign Regular	14,758	5,234	13,249	5,075
Project	7,939	3,476	7,325	3,099
Policy-based	5,946	1,599	4,989	1,850
Results-based	872	159	935	126
Sovereign Concessional	2,421	1,862	2,918	1,933
Project	1,326	1,393	2,289	1,454
Policy-based	1,041	459	549	468
Results-based	55	10	80	11
Nonsovereign[b]	1,396	1,939	1,477	1,341
Total	18,575	9,035	17,644	8,349
OCR = ordinary capital resources
Note: Numbers may not sum precisely because of rounding.
[a]
Includes prepayment of $40 million for 15 sovereign regular OCR loans and $674 million for 17 nonsovereign loans for the year ended 31 December 2022 ($8 million for two sovereign regular OCR loans and $226 million for eight nonsovereign loans – 2021). Amounts are based on the United States dollar equivalent as of receipt of payment.

[b]	Includes loan disbursement and repayments under the private sector programs.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

Table 8: OCR Loans Outstanding by Product
as of 31 December 2022 and 2021
($ million)
	Sovereign
	Regular		Concessional		Nonsovereign
Product	2022	2021	2022	2021	2022	2021
Flexible loan product[a]	106,282	n/a	n/a	n/a	686	n/a
LIBOR-based loans[b]	–	97,630	n/a	n/a	4,279	5,579
Local currency loans	118	71	n/a	n/a	1,548	1,575
Concessional loans	n/a	n/a	31,800	32,514	n/a	n/a
Pool-based single currency loans[b]	324	499	n/a	n/a	n/a	n/a
Total Outstanding	106,724	98,201	31,800	32,514	6,513	7,153
Accounting adjustments[c]	219	212	(154)	(173)	(42)	(47)
Allowance for credit losses	(116)	(61)	(193)	(161)	(426)	(475)
Loans Outstanding	106,827	98,352	31,453	32,180	6,045	6,631
– = nil, n/a = not applicable, ( ) = negative, LIBOR = London interbank offered rate, LBL = LIBOR-based loan, OCR = ordinary capital resources, PSCL = Pool-based single currency loan
Note: Numbers may not sum precisely because of rounding.
a Includes fixed rate loans for sovereign regular OCR amounting to $9,396 million and $163 million for nonsovereign.
b LBLs and PSCLs are legacy loan products and are no longer offered. Sovereign regular OCR LBLs include fixed rate loans amounting to $8,585 million in 2021. Nonsovereign LBLs include fixed rate loans amounting to $445 million in 2022 ($658 million – 2021).
c Includes fair value adjustment on concessional loans, unamortized loan origination cost, and unamortized front-end fee.

Sovereign regular OCR loans. Starting 1 January 2022, the FLP is the primary loan product for sovereign regular OCR replacing the LIBOR-based loan (LBL). The cost-base rate6 changed from LIBOR to the Secured Overnight Financing Rate (SOFR) for US dollar-denominated loans and to the Tokyo Overnight Average Rate (TONA) for yen-denominated loans. FLP loans has a lending rate consisting of the cost-base rate, lending spread, rebates or surcharges, and maturity premiums, if applicable (Table 9). If the lending rate calculated for any 6-month interest period is negative, the interest rate floor of zero will apply. All sovereign regular OCR LBLs completed the transition to FLP loans in 2022.

The FLP is designed to meet demand by borrowers for loan products that suit project needs and effectively manage their external debt. ADB provides sovereign regular OCR borrowers of FLP loans with options to manage their interest rate and exchange rate risks, while providing low intermediation risk to ADB. Borrowers may request a conversion of all or any portion of the principal amount of the loan through: (i) a currency conversion to an approved currency; (ii) an interest rate conversion from floating to fixed or vice-versa; and (iii) an establishment of an interest rate cap or an interest rate collar on a floating rate. For the year ended 31 December 2022, ADB executed five interest rate and currency conversions totaling $2 billion (six interest rate and currency conversions totaling $1,023 million and five interest rate conversions totaling $655 million – 2021).

Local currency loans (LCLs) are offered to sovereign borrowers in different local currencies which ADB can intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch in DMCs.

LCLs may be made on a fixed or floating rate basis with an effective contractual spread. Floating rate LCLs typically reset every three or six months. The cost-base rate of an LCL is determined by its financing mode. Table 9 shows the summary of charges on sovereign regular OCR FLP loans and LCLs as of 31 December 2022.

[6]	The Euro Interbank Offered Rate (EURIBOR) and New Zealand Dollar (NZD) bank bill rate will continue to be used for Euro and NZD loans, respectively.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

Table 9: Summary of Charges on Sovereign Regular OCR
Flexible Loan Product and Local Currency Loans as of 31 December 2022
(basis point)
Item	Approved on or after 1 January 2021	Negotiated from 1 October 2007 to 31 December 2020	Negotiated prior to 1 October 2007	CSF and SPBL[a]	CPRO

A. Cost-Base Rate
1. US dollar	6-month SOFR compounded in arrears
2. Yen	6-month TONA compounded in arrears
3. Euro	6-month EURIBOR
4. New Zealand dollar	6-month Bank Bill Rate

B. Lending Spread[b]			60	75	50
Negotiated on or after 1 January 2014	50

C. Maturity Premium[c]
1. Average loan maturity of < 9 years	0	0
2. Average loan maturity of 9 years up to 13 years	0 – 40	0
3. Average loan maturity of >13 years up to 16 years	0 – 50	10
4. Average loan maturity of >16 years up to 19 years	0 – 75	20

D. Surcharge or (Rebate)[d]
1. US dollar	16		16	19	24
2. Yen	(36)		(36)
3. Euro	2				1
4. New Zealand dollar	52				52

	15			15	15
E. Commitment Charges[e]

( ) = negative, COVID-19 = coronavirus disease, CPRO = COVID-19 pandemic response option, CSF = Countercyclical Support Facility, EURIBOR = Euro interbank offer rate, FLP = Flexible loan product, LCL = Local currency loan, OCR = ordinary capital resources, SOFR = Secured overnight financing rate, SPBL = Special policy-based loan, TONA = Tokyo overnight average rate, US = United States.
[a]	SPBL carries a contractual spread of 200 basis points. In May 2022, the Board of Directors approved the spread of CSF at 75 basis points.
[b]	20-40 contractual spread were applied for loans negotiated on or after 1 October 2007 to 31 December 2013.
[c]
For loans which formal negotiations were completed on or after 1 April 2012, a maturity premium is added to the contractual spread and applied for the entire life of the loan. A limit of 19 years applies to the average loan maturity of FLP loans and LCLs. For all loans to regular OCR-only borrowing countries, approved on or after 1 January 2021, a new pricing structure was implemented to adjust the pricing framework and introduce diversity in the current flat pricing structure for countries in different stages of development. The new maturity premium is applied for the life of a loan regardless of country group changes during the tenor of the loan.

[d]
To maintain the principle of the cost pass-through pricing policy, ADB passes on its actual funding cost margin to its borrowers through a surcharge or rebate and these are incorporated into the interest rate for the succeeding interest period. Rebates or surcharges for all FLPs are determined in January and July every year on the basis of the average funding cost margin below or above the relevant benchmark for the preceding 6 months. The information presented is applicable for 1 July to 31 December 2022.

[e]
The commitment charge is levied on undisbursed balances beginning 60 days after signing of the applicable loan agreement. For loans under contingent disaster financing, the borrower will pay, in lieu of commitment charges, a front-end fee of 25 or 10 basis points of the committed loan amount depending on the contingent disaster financing option.

Sovereign concessional OCR loans. ADB offers sovereign concessional OCR loans to eligible DMCs. Concessional loans represent the concessional financing to DMCs with (i) per capita gross national income below the International Development Association (IDA) operational cut-off; (ii) least developed countries with per capita gross national income above the IDA operational cut-off; and (iii) per capita gross national income above the IDA operational cut-off with limited or lack of credit worthiness. Table 10 shows the summary of lending terms on currently available sovereign concessional OCR loans.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

Table 10: Sovereign Concessional OCR Loan Terms
as of 31 December 2022
Terms	Concessional Assistance-Only Countries[a]	OCR Blend Countries[b]	Emergency Assistance
A. Maturity (years)	24 - 32	25	40
B. Grace period (years)	8	5	10
C. Interest rate during the grace period	1.0%	2.0%	1.0%
D. Interest rate during the amortization period	1.5%	2.0%	1.0%
E. Principal repayment
1. First 10 years after the grace period	Equal	Equal	2.0%[c]
2. Year thereafter	Equal	Equal	4.0%[c]
COVID-19 = coronavirus disease, OCR = ordinary capital resources.
Note: Sovereign concessional OCR loans under the COVID-19 pandemic response option have the same lending terms as those for standard policy-based loans.
[a]	Countries that are eligible for sovereign concessional OCR loans and/or Asian Development Fund grants.
[b]	Countries that are eligible for both sovereign regular and concessional OCR loans.
[c]	Principal repayment will be calculated based on the approved loan amount multiplied by the annual rate of 2.0% for the first 10 years after the grace period and 4.0% thereafter.

The borrowers of sovereign concessional OCR loans may choose a currency of liability in special drawing rights (SDR) or a currency that is available under ADB’s FLP and in the SDR basket, subject to ADB's confirmation of the availability of such currency. As of 31 December 2022, over 96% (96% – 2021) of the sovereign concessional OCR loans were in SDR (67%) and US dollars (29%).

Nonsovereign loans. Starting 1 January 2022, the FLP is the primary loan product for nonsovereign operations replacing the LBL. The cost-base rate changed from LIBOR to the SOFR for US dollar-denominated loans and to the TONA for yen-denominated loans. Nonsovereign LBLs are expected to complete the transition to FLP loans in 2023.

ADB applies market-based pricing to determine the lending spread, front-end fees, and commitment charges, and other fees for each loan. The lending spread is intended to cover ADB’s risk exposure to specific borrowers and projects and the front-end fee to cover the administrative costs incurred in loan origination. Front-end fees are typically 1% to 1.25% depending on the transaction. ADB applies a commitment fee (typically 0.50% to 1.0% per year) on the undisbursed loan balance.

LCLs are also offered to nonsovereign borrowers in different local currencies which ADB can intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch in DMCs. LCLs are priced based on relevant local currency funding benchmarks or ADB’s funding costs and a credit spread.

Sovereign and nonsovereign loan cofinancing. In 2022, a total of $3,973 million sovereign loan cofinancing was committed for 24 projects, of which $408 million is under full and partial ADB administration while $3,565 million are not administered; and a total of $1,152 million nonsovereign cofinancing was committed for 18 projects. (Refer to Note F of OCR Financial Statements for loans administered by ADB as of 31 December 2022).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

2.	Equity Investments

ADB provides financial assistance through equity investments to help capital-constrained, but economically important, investee companies. ADB's equity investments may be in the form of direct investments or through private equity funds.

The Charter allows the use of OCR for equity investments up to 10% of ADB’s unimpaired paid-in capital actually paid up at any given time together with reserves and surplus, excluding special reserves. At the end of 2022, the total equity investment portfolio for OCR, including prudential buffers, was $1,773 million ($1,732 million – 2021), or about 33% (32% – 2021) of the ceiling defined by the Charter.7

In 2022, ADB committed six equity investments totaling $147 million (nine equity investments totaling $265 million – 2021), disbursed $197 million ($141 million – 2021), and received $114 million from capital distributions and full or partial divestments in 25 projects ($244 million from 25 projects – 2021). The divestments were carried out in a manner consistent with good business practices, after ADB’s development role in its investments had been fulfilled and without destabilizing the companies. Table 11 shows ADB's equity investments as of 31 December 2022 and 2021.

Table 11: Outstanding Equity Investments
as of 31 December 2022 and 2021
($ million)
Item	2022	2021
Direct investments	759	723
Private equity funds	679	599
Total equity investments	1,438	1,322

3.	Guarantees

Guarantees are typically designed to facilitate cofinancing by mitigating the risk exposure of commercial lenders and capital market investors. Guarantees can be provided when ADB has a direct or indirect participation in a project or a related sector, through a loan, equity investment or technical assistance. ADB provides two primary guarantee products–a partial credit guarantee and a partial risk guarantee. ADB’s credit guarantee is designed as credit enhancements for eligible projects to cover risks that the project and its commercial cofinancing partners cannot easily absorb or manage on their own. ADB also provides partial risk guarantees to cover specifically defined political risks such as expropriation, currency inconvertibility or non-transfer. Reducing these risks can make a significant difference in mobilizing private sector financing for projects.

Private Sector Programs. ADB’s private sector programs include the Trade and Supply Chain Finance (TSCFP) and Microfinance programs (MFP).

-	Trade and Supply Chain Finance Program. The Trade Finance Program and the Supply Chain Finance Program were merged to create operational efficiency and more wholistic solutions to clients.

The TSCFP has two main streams of activity: (i) It provides guarantees and loans through partner banks to close market gaps for trade finance, including among small and medium-sized businesses, to generate the trade-led growth and jobs that underpin development; and (ii) It delivers knowledge products, services, and solutions to make global trade and supply chains green, resilient, inclusive, transparent and socially responsible.

[7]	Represents 80% and 100% of the signed and undisbursed amounts for private equity funds and direct equity investments, respectively.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

For the year ended 31 December 2022, TSCFP provided total loans and guarantees financed by ADB amounting to $2,566 million ($2,834 million – 2021) in trade through 70 bank partners under Trade Finance and 8 corporate obligors under Supply Chain Finance in 16 countries.

TSCFP transactions have average maturity of less than 180 days and this short average tenor enables an efficient use of its $2,450 million limit. As of 31 December 2022, TSCFP guarantees outstanding amounted to $1,790 million ($2,002 million – 2021) and loans outstanding amounted to $181 million ($158 million – 2021).  Of the outstanding TSCFP loans and guarantees, $919 million were risk transferred to private insurance companies ($851 million – 2021), resulting to a net exposure of $1,052 million ($1,310 million – 2021).

-
Microfinance Program. The MFP provides risk participation on revolving basis for loans made by commercial financial institutions to microfinance institutions in ADB's DMCs. As of 31 December 2022, MFP revolving cover is up to $600 million. The program provided guarantees financed by ADB amounting to $170 million in 2022 ($238 million – 2021) and the outstanding guarantee amount as of 31 December 2022 was $162 million ($125 million – 2021).

Table 12 shows the commitments under the private sector programs.

Table 12: OCR Commitments under Private Sector
Programs for the Years Ended 31 December
($.million)
	2022	2021	Change
Short-term	2,467	2,851	(384)
Long-term	269	221	48
Total[a]	2,736	3,072	(336)

MFP = Microfinance Program, OCR = ordinary capital resources,
TSCFP = Trade and Supply Chain Finance Program
Note: Short-term has maturity of less than 365 days. Long-term has maturity of 365 days or more.
a Includes $2,299 million guarantees ($2,618 million – 2021) and $267 million loans ($216 million – 2021) under TSCFP, and $170 million ($238 million – 2021) guarantees under MFP.

Private sector program cofinancing. For the year ended 31 December 2022, total commitments under private sector program cofinancing amounted to $5,340 million ($5,790 million – 2021).

Exposure Exchange Agreement. The exposure exchange agreement (EEA) provides for the simultaneous exchange of credit risk coverage for potential non-accrual events on the exchanged sovereign exposures. In case of non-accrual events, the party providing protection would pay the other counterparty principal or interest for any period the covered exposure is in nonaccrual.  The EEA transaction is treated as an exchange of two separate financial guarantees (guarantee provided and guarantee received). Under the EEA, (i) ADB provides a guarantee for the sovereign exposures received from the counterpart multilateral development bank (MDB) (ADB as a seller of protection), and (ii) ADB will receive a guarantee for the sovereign exposures transferred to the counterpart MDB (ADB as a buyer of protection). In 2022, ADB signed $1.5 billion sovereign exposure exchange with another MDB. As of 31 December 2022, the total outstanding amount of guarantee provided under the EEA was $2.5 billion ($1 billion – 2021).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

Refer to Note G of OCR Financial Statements for ADB’s outstanding and maximum potential exposure on guarantees as of 31 December 2022 and 2021.

4.	Other Debt Securities

ADB’s financial assistance to DMCs may be made by way of subscription to an entity’s debt instruments such as bonds and debentures issued for the purpose of financing development projects. For the year ended 31 December 2022, other debt securities commitment amounted to $71 million ($147 million – 2021) and disbursements amounted to $62 million ($43 million – 2021). As of 31 December 2022, other debt securities amounted to $622 million ($823 million – 2021).

5.	Syndications

Syndications refer to the pooling of financing and sharing of risk among financiers. It enables ADB to mobilize cofinancing by transferring some or all the risks associated with its loans and guarantees to other financing partners.8 Thus, syndications decrease and diversify the risk profile of ADB’s financing portfolio. Syndications may be on a funded or unfunded basis, and they may be arranged on an individual, portfolio, or any other basis consistent with industry practices. Under the complementary financing, in 2022, two projects totaling $95 million were signed (eight projects totaling $383 million – 2021).9

6.	Transaction Advisory Services

ADB provides transaction advisory services (TAS) to assist public and private sector clients structure and procure viable projects. TAS aims to promote public–private partnership (PPP) projects to catalyze public and private capital investment for development purposes. ADB also manages the Asia Pacific Project Preparation Facility (AP3F)—a multi-donor trust fund—to help prepare and monitor PPP projects, build government capacity, and create an enabling environment for PPPs.

In 2022, ADB achieved commercial closure of five PPP transaction advisory services, garnering $394 million in capital commitments from the private sector. As of 31 December 2022, ADB is implementing 30 transaction advisory mandates and project preparation projects with a total estimated capital investment of over $4 billion.

7.	Debt Management Products

ADB offers debt management products to members and entities fully guaranteed by members in relation to their third-party liabilities. Debt management products offered by ADB include interest rate swaps, cross currency swaps and local currency swaps (transforming a foreign currency liability into a local currency liability only).

D.	Funding Resources

ADB’s ordinary operations are funded from ADB’s OCR, which consist primarily of its subscribed capital stock, proceeds from its borrowings, and funds derived from its ordinary operations.

[8]	Depending on whether ADB retains risk or not, ADB may or may not have a contingent liability.
[9]
A B-loan is a tranche of a direct loan nominally advanced by ADB, subject to eligible financial institutions taking funded risk participation within such a tranche and without recourse to ADB. It complements an A-loan financed by ADB.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

1.	Equity

ADB had 68 members as of 31 December 2022, with Japan and the United States as the two largest shareholders. Out of the 68 members, 27 members are non-borrowing members holding 66.8% of total shareholdings with a total voting power of 61.4%. The capital subscription of all ADB members is shown in OCR-8 of the Financial Statements.

As of 31 December 2022, ADB’s total authorized capital of 10,639,083 shares valued at $141,589 million was fully subscribed, which consisted of $7,095 million paid-in and $134,494 million callable capital. The details of ADB’s equity as of 31 December 2022 and 2021 are shown in Table 13.

Table 13: Details of Equity
($ million)
	31 December 2022	31 December 2021
Authorized (SDR106,391)
Subscribed (SDR106,391)	141,589	148,903
Less: Callable capital subscribed	134,494	141,441
Paid-in capital subscribed	7,095	7,462
Less: Other adjustments[a]	53	81
	7,042	7,381
Add: (1) ADF assets transfer[b]	30,748	30,748
(2) Other reserves[c]	16,424	14,726
Total Equity	54,214	52,855
ADF = Asian Development Fund, SDR = special drawing rights, OCR = ordinary capital resources.
[a]	Comprises discount and nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital.
(See OCR-1 of the Financial Statements).
[b]	The transfer of ADF assets to OCR on 1 January 2017 was treated as a contribution from ADF which was recognized as a one-time income.
[c]
Includes ordinary reserve, special reserve, surplus and net income after appropriation less net notional amounts required to maintain value of currency holdings, cumulative revaluation adjustments and accumulated other comprehensive loss. (See OCR-1 of the Financial Statements).

Callable capital. Callable capital can be called only if required to meet ADB’s obligations incurred on borrowings or guarantees under OCR. No call has ever been made on ADB’s callable capital.

Paid-in capital. ADB’s paid-in capital may be freely used in its ordinary operations, except that DMCs have the right under the Charter to restrict the use of a portion of their paid-in capital to make payments for goods and services produced and intended for use in their respective territories. (See Note C of the OCR Financial Statements).

Total equity. Total equity increased to $54,214 million as of 31 December 2022 from $52,855 million as of 31 December 2021. This mainly resulted from: (i) $2,169 million net income in 2022 and (ii) $1,265 million adjustment in postretirement benefit obligations; offset by (iii) $916 million net unrealized holding losses; (iv) $798 million currency translation losses; and (v) $382 million allocation of 2021 net income to Special Funds.

Allocation of OCR net income. In accordance with Article 40 of the Charter, the Board of Governors annually approves the allocation of the previous year’s net income to reserves and/or surplus. In addition, to the extent feasible, it approves the transfer of part of net income to Special Funds to support development activities in the DMCs. In May 2022 and 2021, the Board of Governors approved the allocation of OCR’s net income for 2021 and 2020, respectively, as shown in Table 14.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

Table 14: Allocation of OCR Net Income
($ million)
	For the year ended
	2021	2020
Net Income	730	1,372
Adjustment to cumulative revaluation adjustments	468	(213)
Appropriation of guarantee fees to special reserve	(37)	(27)
Allocable net income (non-GAAP measure)	1,161	1,132

Allocation to ordinary reserve	778	734
Allocation to special funds
Asian Development Fund	292	292
Technical Assistance Special Fund	90	90
Asia Pacific Disaster Response Fund	–	15
Total Allocated Net Income	1,161	1,132
( ) = negative, – = nil, OCR = ordinary capital resources.
Note: Numbers may not sum precisely because of rounding.

2.	Borrowings

General Borrowing Policies. Under the Charter, ADB may borrow only with the approval of the country in whose market ADB’s obligations are to be sold and the member in whose currency such obligations are to be denominated. ADB must also obtain the approvals of the relevant countries so that the proceeds of its borrowings may be exchanged for the currency of any member without restriction. The Charter also requires ADB, before determining to sell its obligations in a particular country, to consider the amount of previous borrowings in that country, the amount of previous borrowings in other countries, and the availability of funds in such other countries, giving due regard to the general principle that its borrowings should to the greatest extent possible be diversified as to country of borrowing.

Funding Operations. ADB raises funds for its ordinary operations through the issue and sale of debt obligations in the international capital markets. ADB’s primary borrowing objective is to ensure the availability of funds for its operations at the most stable and lowest possible cost. Subject to this objective, ADB seeks to diversify its funding sources across markets, instruments, and maturities. In 2022, ADB continued to diversify its funding platform by issuing across a broad range of currencies, in both public issue and private placement format, introducing new currencies and engaging new investors. ADB continues to offer thematic bonds (Table 15).

Table 15: Overview of Outstanding Thematic Bonds
Themes	Amount ($ million)	Maturity range of bonds issued[a]
Blue	302	10 to 15 years
Education	234	10 years
Gender	6,196	1 to 15 years
Green	7,840	2 to 14 years
Health	2,577	1 to 15 years
Water	641	1 to 15 years
Total Outstanding Thematic Bonds	17,791
a Refers to maturity from bond’s issue date. Bonds with call options are assumed to be called on the first call or trigger date.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

2022 funding operations. In 2022, ADB raised the equivalent of $36,109 million from 134 borrowing transactions ($35,761 million from 160 borrowing transactions – 2021). The new borrowings were raised in 22 currencies (21 currencies – 2021).10 The average maturity to first call date of these borrowings was 4.8 years (5.2 years – 2021) at the time of issue. Of the 2022 borrowings, $30,976 million was raised through 37 public offerings and the remaining $5,133 million was raised through 97 private placements. OCR borrowings after swaps as of 31 December 2022 amounted to $146,053 million ($135,231 million – 2021).

ADB also raised $14,146 million ($17,736 million – 2021) under its Euro-Commercial Paper Program (ECP). Of the ECPs issued in 2022, $2,615 million were outstanding as of 31 December 2022 ($1,275 million – 2021). Table 16 shows details of 2022 borrowings as compared to 2021.

Table 16: Borrowings
($ million)
Item	2022	2021
Bonds
Total Principal Amount	36,109	35,761
Average Maturity to First Call (years)	4.8	5.2
Average Final Maturity (years)	5.1	5.9
Euro Commercial Papers
Total Principal Amount	14,146	17,736
Number of Transactions	111	144

As part of short-term liquidity management, ADB executed 149 repurchase transactions totaling $22.2 billion in principal amount. Of the transactions executed in 2022, $982 million were outstanding as of 31 December 2022.

Use of derivatives. ADB undertakes currency and interest rate swaps to cost-efficiently, and on a fully-hedged basis, raise the currencies needed for its operations, while maintaining its borrowing presence in major capital markets. Figures 4 and 5 show the effects of swaps on the currency composition and interest rate structure of ADB’s outstanding borrowings as of 31 December 2022. Interest rate swaps are also used for asset and liability management purposes to match the liabilities with the interest rate characteristics of assets such as loans and liquidity investments.

[10]
Currencies include Australian dollar, Botswana pula, Canadian dollar, Chilean peso, Chinese yuan, Colombian peso, Euro, Georgian lari, Ghanaian cedi, Hong Kong dollar, Hungarian forint, Kazakhstan tenge, Mexican peso, New Zealand dollar, Peruvian sol, Polish zloty, Pound sterling, Russian ruble, South African rand, Swiss franc, Ukraine hryvnia, and US dollar.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

Figure 4: Effect of Swaps on Currency Composition of Borrowings as of 31 December 2022 (%)

[a]  Other currencies include Armenian dram, Brazilian real, Botswana pula, Canadian dollar, Chinese yuan, Chilean peso, Colombian peso, Georgian lari, Ghana cedi, Hong Kong dollar, Hungarian forint, Indian rupee, Indonesian rupiah, Japanese yen, Kazakhstan tenge, Mexican peso, Mongolian togrog, Norwegian krone, Pakistan rupee, Peruvian sol, Philippine peso, Polish zloty, Russian ruble, Swedish krona, South African rand, Swiss franc, Turkish lira and Ukraine hryvnia.
[b] Other currencies include Armenian dram, Euro, Chinese yuan, Georgian lari, Indian rupee, Indonesian rupiah, Japanese yen, Kazakhstan tenge, Pakistan rupee, Philippine peso and Mongolian togrog, the rest were issued unswapped on a back-to-back or pre-funding basis for projects and operations.

Figure 5: Effect of Swaps on Interest Rate Structure of Borrowings as of 31 December 2022 (%)

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

E.	Liquidity Management

1.	Liquidity Portfolio

The liquidity portfolio helps ensure the uninterrupted availability of funds to meet loan disbursements, debt servicing, and other cash requirements; provides a liquidity buffer in the event of financial stress; and contributes to ADB’s earning base. ADB’s Investment Authority governs ADB’s investments in liquid assets. The primary objective is to maintain the security and liquidity of the funds invested. Subject to these two parameters, ADB seeks to maximize the total return on its investments. At the end of 2022, ADB held liquid investments in 19 currencies.

Liquid investments are held in government or government-related debt instruments, time deposits, and other unconditional obligations of banks and financial institutions. To a limited extent, they are also held in corporate bonds that are rated at least A–. These investments are held in five portfolios—equity-funded liquidity, debt-funded liquidity, cash cushion, operational cash, and ad hoc—all of which have different risk profiles and performance benchmarks.

The year-end balance of the portfolios in 2022 and 2021 is presented in Table 17. The amortized cost and fair value returns of the portfolios are presented in Table 18.

Table 17: Year-End Balance of Investment Portfolio
($ million)
Item	2022	2021
Equity-Funded Liquidity Portfolio	19,164	19,088
Debt-Funded Liquidity Portfolio	20,084	16,460
Cash Cushion Portfolio	7,079	7,824
Operational Cash Portfolio	144	514
Ad hoc Portfolio	1,012	1,037
Total	47,483	44,923
Note: Including securities transferred under repurchase agreements, securities purchased under resale arrangements, and investment related swaps. The composition of the liquidity portfolio may shift from year to year as part of ongoing liquidity management.

Table 18: Return on Investment Portfolio
(%)
	Amortized Cost		Fair Value
Item	2022	2021	2022	2021
Equity-Funded Liquidity Portfolio	1.6	1.8	(5.4)	(0.7)
Debt-Funded Liquidity Portfolio[a]	0.4	0.5	0.4	0.5
Cash Cushion Portfolio	1.9	0.4	1.9	0.3
Operational Cash Portfolio	1.5	0.0	1.5	0.0
Ad hoc Portfolio	2.2	2.1	(11.5)	(1.2)
Note: The amortized returns are based on income from investments and realized gains and losses reported in the Statement of Income and Expenses. The fair value return incorporate unrealized gains and losses reported in other comprehensive income and loss and movements are dependent on prevailing market environment.
[a] Spread over funding cost.

The equity-funded liquidity portfolio (ELP) is invested to ensure that the primary objective of a liquidity buffer is met. Cash inflows and outflows are minimized to maximize the total return relative to a defined level of risk. The portfolio has been funded mostly by equity, and the average duration of the major currencies in the portfolio was about 2.9 years (3.0 years – 2021) as of 31 December 2022.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

The debt-funded liquidity portfolio is used to support medium-term funding needs and is funded by debt to provide flexibility in executing the funding program over the medium-term to permit opportunistic borrowing ahead of cash flow needs, and to bolster ADB access to short-term funding through continuous presence in the market.

The cash cushion portfolio holds the proceeds of ADB’s borrowing transactions pending disbursement. It is invested in short-term instruments and aims to maximize the spread earned between the borrowing cost and the investment income.

The operational cash portfolio, designed to meet net cash requirements over a 1-month horizon, is funded by debt and invested in short-term highly liquid money market instruments.

The ad hoc portfolio is established for transparent tracking and monitoring of liquidity proceeds to hold special-purpose liquidity.

2.	Prudential Minimum Liquidity

Holding appropriate levels of liquidity ensures uninterrupted lending support to DMCs. ADB’s prudential minimum liquidity (PML) is set at 12-month liquidity coverage and it is 100% of ADB’s one-year net cash requirement (NCR) where NCR is equal to cash outflows less cash inflows. Cash outflows include disbursements for operations, redemptions on ADB’s debt instruments and OCR net income transfers. Cash inflows mainly represent income from operations, repayments and prepayments from borrowers and capital subscription payments. Maintaining the PML is designed to enable ADB to cover NCR for 12 months without borrowing from the capital markets. The liquidity levels and cash requirements are monitored periodically in accordance with ADB’s liquidity policy. As of 31 December 2022, ADB’s aggregate liquidity holding remained above the 2022 PML requirement.

3.	Contractual Cash Obligations

In the normal course of business, ADB enters into contractual obligations that may require short-term and long-term future cash payments. Table 19 summarizes ADB’s significant contractual cash obligations as of 31 December 2022. Long-term debt includes medium- and long-term borrowings. Other long-term liabilities correspond to future lease payments and accrued liabilities.

Table 19: Contractual Cash Obligations
As of 31 December 2022
($ million)
	Maturities
Item	within one year	more than one year	Total
Long-Term Debt	25,456	106,115	131,571
Undisbursed Commitments[a]	12,761	36,968	49,729
Other Liabilities	376	42	417
Total	38,593	143,124	181,717
[a] Includes undisbursed commitments for loans, equity investments and other debt securities.

As a triple-A rated borrower, ADB raises funds regularly through bond issuances in the international capital markets in a cost-effective manner, which demonstrates ADB’s ability to meet the required cash requirements in the long term. Furthermore, ADB’s capital structure provides an additional level of security as callable capital is available to meet debt obligations in the unlikely event of large-scale default by ADB’s borrowers. ADB has never made a call on callable capital.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

F.	Risk Management

ADB faces various kinds of risks in carrying out its mandate, including financial, operational, and other organizational risks. ADB has a risk management framework that is built on the three core components of governance, policies, and processes.

Governance starts with the Board of Directors, which plays a key role in reviewing and approving risk policies that define ADB's risk appetite. ADB maintains an independent risk management office and has various management committees with responsibilities to oversee bank-wide risk issues. ADB’s Risk Committee monitors and discusses risks, recommends proposed risk policies and actions to the President, and provides senior management oversight on risk policy matters to ensure that ADB maintains its superior credit standing. The office of risk management reports quarterly to the Audit and Risk Committee of the Board on the development of the risks in ADB’s operations.

ADB monitors the credit profile of existing transactions in the operations portfolio, conducts risk assessments of new nonsovereign transactions, and assumes responsibility for resolving distressed transactions when necessary. It also monitors market and credit risks in treasury operations, such as the credit quality of counterparties, interest rate risk, and foreign exchange risk. In addition, ADB has developed an operational risk management framework for the institution. For the aggregate portfolio, ADB monitors limits and concentrations; computes expected credit losses; and assesses its capital adequacy.

Risks to which ADB is exposed in carrying out its mission include credit risk, market risk, liquidity risk, and operational risk. This section discusses (i) risk management of each key risk, (ii) ADB’s capital adequacy—ADB’s ultimate protection against unexpected losses, and (iii) asset and liability management.

1.	Credit Risk

Credit risk is the risk of loss that could result if a borrower or counterparty defaults or if its creditworthiness deteriorates. Related to credit risk, ADB also faces concentration risk, which arises when a high proportion of the portfolio is allocated to a specific country, industry sector, obligor, type of instrument, or individual borrower.

ADB assigns a risk rating to each loan, guarantee, debt security, and treasury counterparty (Table 20). For nonsovereign transactions, the rating typically is not better than that of the sovereign.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

Table 20: Asian Development Bank Internal Risk Rating Scale
ADB Internal	Credit Rating
Rating Scale	Agency Equivalent	ADB Definitions
1	AAA / Aaa to A / A2	Lowest expectation of credit risk
2	A– / A3	Very low credit risk
3	BBB+ / Baa1	Low credit risk
4	BBB / Baa2	Low credit risk
5	BBB– / Baa3	Low to medium credit risk
6	BB+ / Ba1	Medium credit risk
7	BB / Ba2	Medium credit risk
8	BB– / Ba3	Medium credit risk
9	B+ / B1	Significant credit risk
10	B / B2	Significant credit risk
11	B– / B3	Significant credit risk
12	CCC+ / Caa1	High credit risk
13	CCC / Caa2 to C	Very high credit risk
14	D	Default

ADB is exposed to credit risk in its sovereign, nonsovereign, and treasury operations. The sovereign portfolio includes sovereign loans and guarantees as well as one equity investment, while the nonsovereign portfolio includes nonsovereign loans and guarantees, equity investments (direct and private equity funds), and other debt securities. The treasury portfolio includes fixed-income securities, cash and cash equivalents, and derivatives. Table 21 details the total risk exposure and weighted average risk rating for each asset class.11

[11]
The average risk ratings are based on the average probability of default weighted by the outstanding credit exposure which is related back to the internal rating scale based on the probability of default for each internal risk rating category. The probabilities of default are updated regularly. The computation of the average risk rating for the period uses the most recent set of probabilities of default available at the end of the corresponding period.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

Table 21: Total Risk Exposure
as of 31 December 2022 and 2021
	2022		2021
	Exposure	Rating	Exposure	Rating
Item	($ million)	(1–14)	($ million)	(1–14)
Loans and guarantees[a]	147,386		140,638
a. Sovereign operations[b]	138,774	10.0 /B	131,423	7.6 / BB–
1. Regular OCR Loans and guarantees[c]	107,042	9.2 / B+	98,952	6.8 / BB
2. Concessional OCR Loans	31,732	11.1 / B–	32,471	10.6 / B–
b. Nonsovereign operations	8,612	9.9 /B	9,215	9.7 /B
Equity Investments[d]	1,435		1,316
a. Sovereign operations	166	n/a	165	n/a
b. Nonsovereign operations	1,269	n/a	1,150	n/a
Treasury	48,758	AA	48,772	AA
a. Fixed income	34,296	AA	33,578	AA
b. Cash instruments	14,438	AA–	15,016	AA–
c. Derivatives	24	AA–	179	AA–
Aggregate Exposure	197,579		190,726
n/a = not applicable
Note: Numbers may not sum up precisely because of rounding.
a Sum of outstanding loan balances, present value of guaranteed obligation, and securities classified as debt net of specific provision.
b ADB updated its sovereign probabilities of default in 2022 using an enhanced data set.
c As of 31 December 2022, $2.5 billion of the sovereign loan and guarantee credit exposure is part of the exposure exchange mechanism with a peer MDB. The amount indicated excludes the ADB sovereign loans which are guaranteed by the MDB and includes the same amount of ADB guarantee issued to that MDB as part of the exchange.
d At fair values.

Credit risk in the sovereign portfolio. Sovereign credit risk is the risk that a sovereign borrower or guarantor will default on its loan or guarantee obligations. ADB manages its sovereign credit risk through provision for credit losses as well as by maintaining conservative equity levels. ADB’s sovereign regular OCR loan operations have experienced no loss of principal. Countries that previously had delayed payments eventually repaid and returned their loans to accrual status.

Sovereign loan and guarantee exposure. The average credit rating of the sovereign loan and guarantee portfolio changed to 10.0 (B) in 2022 from 7.6 (BB–) in 2021 (Figure 6). The change had two drivers. The major driver was an update of sovereign probabilities of default which led to changes in the default probability attached to individual rating categories but had marginal effect on the average default probability of the portfolio. The second driver was credit deterioration among some sovereign borrowers, stemming from the global environment such as elevated food and fuel prices, tighter financial conditions, and from internal factors to DMCs such as tighter liquidity and political or policy uncertainty.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

Figure 6: Sovereign Loan and Guarantee Exposure by Credit Quality as of 31 December 2022 and 2021 (%)

Notes: Low credit risk = exposures with risk rating 1–5, medium credit risk = exposures with risk rating 6–8, significant credit risk = exposures with risk rating 9–11, high credit risk = exposures with risk rating 12–14.

Sovereign concentrations. ADB has assumed some concentration risk to fulfill its development mandate. The three largest borrowers—India, the People’s Republic of China, and Pakistan—represented 40% of the portfolio in 2022 (Figure 7).

Figure 7: Sovereign Country Exposure as of 31 December 2022 and 2021 ($ billion, unless otherwise stated)
Note: The sum of disbursed and outstanding loan balances, present value of guaranteed obligations and fair values of equities.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

To reduce concentration risk and maintain a well-capitalized balance sheet, ADB approved in 2020 a policy framework for exchanges of sovereign exposures among multilateral development banks (MDBs). The EEA provides for the simultaneous exchange of credit risk coverage for potential non-accrual events on the exchanged sovereign exposures. In case of non-accrual events, the party providing protection would pay the other counterparty principal or interest for any period the covered exposure is in nonaccrual. In December 2022, ADB entered into an additional exposure exchange transaction with a peer MDB, with a value of $1.5 billion. The EEA is treated as exchanges of separate financial guarantees (guarantees provided and guarantees received).

Credit and equity risks in the nonsovereign portfolio. Nonsovereign credit risk is the risk that a borrower will default on a loan, debt security or guarantee obligation for which ADB does not have recourse to a sovereign entity. Equity risk is the risk of losses arising from movements in equity prices. While the aggregate nonsovereign exposure is smaller in size than the sovereign exposure, the credit risk in individual transactions is more significant. In addition, ADB’s exposure is concentrated in the utilities and finance sectors. ADB employs various policy-based measures to manage these risks.

The Investment Committee and the Risk Committee oversee risks in the nonsovereign portfolio. The Investment Committee reviews all new nonsovereign transactions for creditworthiness and pricing. The Risk Committee oversees all risks in ADB’s balance sheet and operations, and reviews and endorses proposed changes to risk policies. It also monitors aggregate nonsovereign portfolio risks and individual transactions with deteriorating creditworthiness.

ADB manages nonsovereign credit risk by assessing all new transactions at the concept clearance stage and before final approval. Following approval, all exposures are reviewed at least annually; more frequent reviews are performed for those that are more vulnerable to default or have defaulted. In each review, ADB assesses whether the risk profile has changed; takes necessary actions to mitigate risks and either confirms or adjusts the risk rating. For equity risk, ADB updates the valuation for equity investments including assessing whether impairments are considered permanent. ADB also enters into risk transfer agreements to reduce its exposure to selected nonsovereign transactions and to enhance the granularity of its portfolio.

ADB manages expected credit losses from nonsovereign credit portfolio as well as known or highly probable losses in individual loans, debt securities or guarantees through allowance for credit losses and liability for credit losses on off-balance sheet exposures.

ADB uses limits for countries, industry sectors, corporate groups, obligors, products, and individual transactions to manage concentration risk in the nonsovereign portfolio.

Nonsovereign loan, guarantee, and debt security exposure. ADB assigns a risk rating to each nonsovereign loan, guarantee, and debt security. The average credit rating of the nonsovereign portfolio slightly weakened to 9.9 (B) in 2022 from 9.7 (B) in 2021 due to both update of probabilities of default and risk rating downgrades (Figure 8).

Credit exposure is considered impaired when it is unlikely that ADB will be able to collect all amounts due in accordance with contractual terms. Impaired credit exposure includes all rated transactions, namely (i) loans, (ii) guarantees, and (iii) debt securities that are held to maturity and reported at amortized cost, which are extended to borrowers rated 13 and 14 on ADB’s 14-point rating scale. Impaired exposure decreased to 4.6% of total nonsovereign credit exposure in 2022 compared to previous year due to repayments of impaired transactions.

Refer to Note F of OCR Financial Statements for additional information.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

Figure 8: Nonsovereign Loan and Guarantee Exposure by Credit Quality as of 31 December 2022 and 2021 (%)

Notes: Low credit risk = exposures with risk rating 1–5, medium credit risk = exposures with risk rating 6–8, significant credit risk = exposures with risk rating 9–11, high credit risk = exposures with risk rating 12–14. Percentages may not total 100% because of rounding.

Nonsovereign equity exposure. The nonsovereign equity investment portfolio has two components: (i) direct equity investments, where ADB owns shares in investee companies; and (ii) private equity funds, where ADB has partial ownership of a private equity fund, managed by a fund manager, which acquires equity stakes in investee companies. ADB’s nonsovereign equity investment portfolio increased by $119 million in 2022 from 2021 due to disbursements to newly signed equity deals during the year. Refer to Note H of OCR Financial Statements for additional information.

Nonsovereign concentrations. The three largest nonsovereign country exposures as of 31 December 2022 were India (15%), the People’s Republic of China (12%), and Thailand (11%). The exposure of the top three countries remained at 39% in 2022 and 2021 (Figure 9). There is a passive breach of the country and financial sector limits applicable to Sri Lanka due to a prior sovereign downgrade. ADB’s nonsovereign exposure to Sri Lanka is not significant, amounting to $24 million as of 31 December 2022. All other country exposures are within applicable ADB exposure limits.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

Figure 9: Nonsovereign Country Exposure[a] as of 31 December 2022 and 2021 ($ billion, unless otherwise stated)
[a] The sum of disbursed and outstanding loan balances and other debt securities, present value of guaranteed obligations and fair values of equities. Percentages may not total 100% because of rounding.

ADB employs the Global Industry Classification Standard for its nonsovereign exposures. Under this standard, utilities represent the largest nonsovereign sector exposures (Figure 10). ADB maintains higher exposures to this sector because of its importance to economic development. In addition, the high level of exposure to the utilities sector is deemed acceptable from a risk perspective because of the lack of correlation between the utilities sector in one country and another. The utilities sector is also fragmented into seven major sub-industries. To mitigate sector concentration risk, ADB conducts additional monitoring and reporting on this sector and employs specialists in these areas.

Figure 10: Nonsovereign Sector Exposure as of 31 December 2022 and 2021 ($ billion, unless otherwise stated)

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

Expected credit loss. ADB’s expected credit losses are measured over the remaining lifetime of loans and certain debt securities. Expected losses for off-balance sheet credit exposures are also measured for undisbursed loan and held-to-maturity debt securities commitments, and guarantees.

The expected credit losses as of 31 December 2022 for sovereign and nonsovereign operations (loans, guarantees, and held-to-maturity debt securities) was $357 million and $487 million, respectively ($263 million and $600 million – 2021). The net change from 2021 was mainly because of update in probabilities of default, a lower nonsovereign exposure, more volatile macroeconomic environment and the credit rating of some of ADB’s borrowers in 2022. Expected loss as a percentage of the total loan and guarantee portfolio in 2022 is at 0.3% for sovereign (0.2% – 2021) and 5.5% for nonsovereign (6.5% – 2021).

Credit risk in ADB’s treasury operations. Issuer default and counterparty default are credit risks that affect ADB’s liquidity portfolio. Issuer default is the risk that a bond issuer will default on its interest and/or principal payments, while counterparty default is the risk that a counterparty will not meet its contractual obligations to ADB.

To mitigate issuer and counterparty credit risks, ADB generally transacts only with institutions rated by reputable international rating agencies and satisfy a minimum rating criteria. The liquidity portfolio is also invested in highly rated assets, with substantial allocation to money market instruments and government and government-related securities. In addition, ADB has established exposure limits for its bond investments, depository relationships, and other investments.

ADB has established counterparty eligibility criteria to mitigate counterparty credit risk arising through derivative transactions. In general, ADB will only undertake swap transactions with counterparties that meet the required minimum counterparty credit rating, have executed an International Swaps and Derivatives Association (ISDA) Master Agreement, and have signed a Credit Support Annex (CSA). Under the CSA, derivative positions are marked to market daily, and the resulting exposures are generally collateralized by cash or eligible government securities. ADB sets exposure limits for individual swap counterparties and monitors these limits against current and potential future exposures. ADB enforces daily collateral calls as needed to ensure that counterparties meet their collateral obligations.

As of 31 December 2022, ADB’s treasury portfolio comprises fixed income securities, high credit quality cash deposits and derivative instruments with a weighted average credit rating of AA, and with 97% of the portfolio rated A– or better. Figure 11 provides the breakdown of treasury portfolio by type and counterparty credit risk rating.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

Figure 11: Breakdown of Treasury Credit Exposure as of 31 December 2022 ($ billion, unless otherwise stated)
Notes: 0.0 = amount less than $0.05 billion. 0% = percentage less than 0.5%.

As of 31 December 2022 and 2021, no fixed-income instruments, derivatives, or other treasury exposures were past due or impaired.

Fixed income. Sovereign and sovereign-guaranteed securities, and those issued by government-related enterprises (including supranationals and excluding mortgage-backed securities) represent 83% of ADB’s fixed income assets. The remainder is in corporate bonds that are subject to a minimum rating requirement of A–, asset-backed securities (ABS) that are subject to a minimum rating requirement of AAA, and US agency mortgage-backed securities (Agency MBS) that are subject to a minimum rating requirement of AA+ (Figure 12). ADB will continue to monitor market developments closely and adjust its risk exposure accordingly.

Figure 12: Fixed Income Portfolio by Asset Class as of 31 December 2022 and 2021 ($ billion, unless otherwise stated)

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

Cash deposits. Credit risk from investment deposits is considered low. ADB invests with depository institutions that satisfy a minimum long-term average credit rating requirement. ADB maintains a watch list of institutions that it perceives as potentially riskier than its credit rating represents based on an internal credit risk assessment including probability of default metrics. The size of the investment deposit is limited by the counterparty’s tier one common equity and external credit rating.

Derivatives. All eligible swap counterparties satisfy a minimum credit rating requirement. Current exposure to counterparties rated below AA– is generally fully collateralized, while the uncollateralized exposure to those rated AA– and above are subject to specified thresholds. At the end of 2022, swap counterparty marked-to-market exposures were generally fully collateralized. Uncollateralized exposures to several banks were in line with established thresholds and minimum transfer amounts; banks that had collateral shortfalls were issued margin calls.

Country exposure. At the end of 2022, treasury credit risk exposure was allocated across 32 countries with the largest five exposures presented in Figure 13.

Figure 13: Treasury Country Exposure as of 31 December 2022 and 2021 ($ billion, unless otherwise stated)

2.	Market Risk

Market risk is the risk of loss on financial instruments because of changes in market prices. ADB principally faces two forms of market risk: (i) interest rate risk; and (ii) foreign exchange risk.

Interest rate. Interest rate risk in the operations portfolio is hedged on the basis that borrowers’ interest and principal payments are matched to ADB’s borrowing expenses. Therefore, the borrower must assume or hedge the risk of fluctuating interest rates, whereas ADB’s margins remain largely constant.

ADB is primarily exposed to interest rate risk through the liquidity portfolio. ADB monitors and manages interest rate risks in the liquidity portfolio by employing various quantitative methods.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

ADB uses duration, interest rate value-at-risk (VaR) and expected shortfall (ES) to measure interest rate risk in the liquidity portfolio. Duration measures the sensitivity of the portfolio’s value to a parallel change in interest rates. Interest rate VaR provides an estimate of the portfolio’s potential loss at a certain confidence level within a defined timeframe. Expected shortfall is a measure of the magnitude and changes to the treasury portfolio’s tail risk over time and supplements the interest rate VaR. ADB reports VaR and ES with a 95% confidence level at a 1-year time horizon. Duration, VaR, and ES are ADB’s primary monitoring tools for interest rate risk across the liquidity portfolio.

Foreign exchange. ADB minimizes exposure to exchange rate risk in its operations by matching where possible the currencies of its assets with the currencies of its liabilities. Borrowed funds or funds to be invested may only be converted into other currencies provided that they are fully hedged through cross currency swaps or forward exchange rate agreements. However, because of its multicurrency operations, ADB is exposed to fluctuations in reported US dollar because of currency translation adjustments.

Value-at-risk and expected shortfall. The interest rate 1-year VaR of the total OCR, increased from 0.66% of ADB’s equity on 31 December 2021 to 1.56% on 31 December 2022. This means a 5.0% probability exists that the portfolio will lose more than $817 million due to interest rate moves over the next year. The increase of the interest rate 1-year VaR was attributed to elevated volatility in interest rates in 2022 compared to the previous year; the US rates market in particular was significantly impacted by both the US Federal Reserve’s monetary policy tightening decisions as well as concerns among market participants over the possibility of a recession. The expected shortfall that measures the possible tail risk was reported at 1.96% of ADB’s equity on 31 December 2022.

Duration. Interest rate sensitivity of total OCR, as reflected in its weighted portfolio duration, decreased from 1.39 years as of the end of 2021 to 1.15 years as of the end of 2022.

Stress testing. ADB measures how sensitive the total OCR is to parallel shifts in interest rates. If interest rates were to rise 2%, the total OCR would be expected to lose 2.2% of net asset value (NAV) ($1,102 million). ADB also uses historical and hypothetical scenario analysis to assess how the total OCR would respond to significant changes in asset values. Because of the high quality of ADB’s investments, scenario analysis suggests the impact to the liquidity portfolio from historical stress scenarios is generally limited. ADB monitors VaR, ES, and duration, and performs stress testing to manage market risk in the liquidity portfolio. The major currencies of the ELP bear the majority of ADB’s market risk including the US dollar, yen, euro, and pound sterling, and represented 85% of the ELP NAV.

3.	Liquidity Risk

Liquidity risk can arise if ADB is unable to raise funds to meet its financial and operational commitments. ADB maintains core liquidity to safeguard against a liquidity shortfall in case its access to the capital markets is temporarily denied. The overriding objective of the liquidity policy is to enable ADB to obtain the most cost-efficient funding under both normal and stressed situations and manage liquidity optimally to achieve its development mission. The prudential minimum liquidity is set at 12-month liquidity coverage and it is 100% of ADB’s one-year net cash requirement. This represents the minimum amount of eligible liquidity necessary for ADB to continue operations even if access to capital markets is temporarily denied. Maintaining the prudential minimum liquidity level is designed to enable ADB to cover net cash requirements for 12 months without borrowing. The liquidity levels and cash requirements are monitored periodically in accordance with ADB’s liquidity policy. Refer to Prudential minimum liquidity section under E. Liquidity Management for additional information.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

4.	Operational Risk

ADB defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. ADB manages its operational risks based on a framework endorsed by the Risk Committee and approved by the President. The framework enables ADB to implement an approach that focuses on identifying, assessing, and managing risks to minimize potential adverse impacts. Risks with a high residual exposure are managed by implementing mitigation actions or controls, by transferring them (e.g., insurance, for mitigating low-frequency high-severity operational risks), or by making conscious decision to accept a risk if mitigations are not possible under a cost-benefit perspective.

Key components of ADB’s operational risk management approach include: (i) employing the Operational Risk Self Assessment in its key business areas; (ii) using Key Risk Indicators for operational risk profile monitoring and the collection of risk event information; (iii) conducting selected Scenario Analysis programs to quantify potential exposures; and (iv) promoting risk awareness through the issuance of a monthly operational risk e-Newsletter and presentations to internal and external stakeholders on the application of the methodologies. Within ADB, risk management and other independent control functions work together to embed a strong operational risk management culture and framework.

ADB regularly reports and performs analysis on its most relevant operational risks. They are rated in terms of likelihood of their occurrence and the impact to the organization. Processes and internal controls related to the most relevant risks are continuously strengthened and monitored to reduce the likelihood and impact of these operational risks.

With the end of the public health emergency caused by the COVID-19 pandemic, ADB transitioned to a hybrid working arrangement in which ADB staff work from office on some days a week and work from home on other days. ADB continued to implement protective measures including enhanced health and safety procedures and strengthened information dissemination channels. ADB continues to monitor and address organizational resilience challenges and strengthen its business continuity posture to respond to any emerging issues.

5.	Capital Adequacy

ADB’s capital adequacy framework (CAF) aims to ensure that large risk events will not lead to a downgrade of ADB’s AAA rating or to an erosion of investor confidence. The framework is designed to protect the risk-bearing capacity of ADB without relying on callable capital, and to maintain ADB’s ability to lend even during crises.

Under the CAF, ADB holds capital to protect against eight material risk types: credit risk in the operations portfolio, equity investment risk, interest rate risk, treasury counterparty risk, operational risk, pension risk, currency risk, and risk buffer for noncredit risk. ADB uses a capital utilization ratio (CUR) as the key metric in measuring capital adequacy. The CUR is the ratio of the total economic capital used (numerator) to usable equity (denominator).

ADB plans its operations in consideration of its risk-bearing capacity, by ensuring that the capital utilization ratio does not exceed 90% in the base case. In addition, ADB is managing its capital by risk transfers and exposure exchanges with peer MDBs. These mechanisms reduce concentration risk and lower capital utilization. As of 31 December 2022, ADB was adequately capitalized and reported CUR of 83.9% (74.0% – 31 December 2021).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

6.	Asset and Liability Management

ADB has an asset and liability management policy framework that guides all financial policies related to asset and liability management including liquidity, investments, and equity management. The objectives of the asset and liability management are to safeguard ADB’s net worth and capital adequacy, promote steady growth in ADB’s risk-bearing capacity, and define financial policies to undertake acceptable financial risks. The aim is to provide resources for developmental lending at the lowest and most stable funding cost to borrowers, along with the most reasonable lending terms, while safeguarding ADB’s financial strength. ADB’s asset and liability management aims to safeguard net worth from foreign exchange rate risks, protect net interest margin from fluctuations in interest rates, and provide sufficient liquidity to meet the needs of ADB operations.

G.	Internal Control over Financial Reporting

ADB assessed the effectiveness of its internal control over financial reporting based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission for its 2022 financial statements. ADB applied a risk-based evaluation framework for the assertion of the effectiveness of internal control over financial reporting for OCR and Special Funds, except for the ADB Institute (ADBI). The scope included a review of business processes for financial reporting and the IT general controls. ADB staff across several departments and offices were responsible for: (i) identifying and testing key controls, and (ii) assessing and evaluating the design and operating effectiveness of the key controls.

The financial reporting processes and controls have not been significantly affected by the transition from the prolonged work from home arrangement to the hybrid work set-up. ADB systems continue to be accessible remotely in the hybrid environment allowing transactions to be processed, reviewed, and approved through the relevant systems supported by IT controls necessary to prepare the financial statements.

The effectiveness of ADB’s Internal control over financial reporting has been audited by its external auditor, as stated in their respective reports, which expressed an unmodified opinion on the effectiveness of ADB’s internal control over financial reporting for OCR and Special Funds (except for ADBI) as of 31 December 2022.

H.	Critical Accounting Policies and Estimates

Significant accounting policies are disclosed in Note B of the OCR financial statements. The preparation of the financial statements requires estimates, judgments and assumptions on certain transactions. These estimates, which are based on judgment and available information, are considered critical because they have material impact, or have the potential to have a material impact on the reported balances in the financial statements. ADB believes that the estimates, judgments and assumptions made are reasonable based on historical experience, current trends and available information at the time they were made.  Actual results may differ and could have a material impact on the financial statements.

Fair value of financial instruments. Under statutory reporting, ADB carries selected financial instruments and derivatives, as defined by ASC Topics 815 and 825, on a fair value basis. ADB follows a fair value hierarchy that gives highest priority to quoted prices in active markets for identical assets and liabilities (Level1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3). These are discussed in Note B of OCR’s financial statements. Financial instruments include embedded derivatives that are valued and accounted for in the balance sheet as a whole. Fair values are usually based on quoted market prices. If market prices are not readily available, fair values are usually determined using market-based pricing models incorporating market data.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

The pricing models used to determine the fair value are generally based on discounted cash flow models. For level 3 equity investments at fair value, pricing models include discounted cash flows, net asset value, and comparable valuations incorporating inputs such as equity multiples. ADB reviews the pricing models to assess whether the assumptions are appropriate and produce results that reflect the reasonable valuation of the financial instruments. In addition, the fair values derived from the models are subject to ongoing internal and external verification and review. The models use market-sourced inputs, such as interest rates, exchange rates, and option volatilities.

Changes in the pricing models used and selection of inputs for the valuation of level 3 financial instruments may involve some judgement and could significantly impact the fair value of the financial instruments in the balance sheet and the unrealized gains or losses in the statement of income and expenses. ADB believes that the estimates of fair values are reasonable.

Allowance and liability for credit losses. ADB adopts the CECL model in measuring the allowance for credit losses. CECL mainly focuses on the credit loss model for financial assets measured at amortized cost, which are represented by loans and held-to-maturity debt securities for ADB. CECL also requires measuring credit losses for off-balance sheet commitments such as undisbursed loan and held-to-maturity debt securities commitments and guarantees, in which ADB is exposed to credit risk. ADB records a liability for credit losses on off-balance sheet exposures for the undisbursed commitments.  The provision for credit losses is based on expected losses over the remaining lifetime of loans, guarantees, and held-to-maturity debt securities. The measurement of allowance and liability for credit losses includes significant judgments based on relevant information about past events, current conditions, and reasonable and supportable forecasts.  For further details, refer to Current expected credit loss under Loans section and to Note B of OCR Financial Statements.

In determining the allowance and liability for credit losses, ADB considers various factors including default rates, credit ratings and macroeconomic forecasts. Changes in assumptions and forecasts could significantly affect the allowance and liability for credit losses. ADB believes that the assumptions used in making the estimates are reasonable and the allowance and liability for credit losses are adequate.

Pension and other postretirement benefits. ADB provides staff pension and postretirement medical benefits for all eligible staff members that have not reached the normal retirement age. Net periodic benefit costs are allocated between OCR and the ADF based on the agreed cost-sharing methodology. The underlying actuarial assumptions used to determine the benefit obligations and funded status associated with these plans are based on market interest rates, past experience, and Management’s best estimate of future benefit changes and economic conditions. In deriving the pension and postretirement benefit obligations and funded status, ADB considers the discount rate as the most significant input. Change in this assumption could significantly affect the benefit obligations and funded status at the end of reporting period. For further details, refer to Note Q of OCR Financial Statements.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

III.          SPECIAL FUNDS

ADB is authorized by its Charter to establish and administer Special Funds. These are the ADF, Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF). Financial statements for each Special Fund are prepared in accordance with US GAAP.

A.	Asian Development Fund

The ADF was established as ADB’s concessional financing window for DMCs with per capita gross national income below the IDA operational cutoff and lack of and limited creditworthiness. It provides a multilateral source of concessional assistance dedicated to support the poorest and most vulnerable countries in Asia and the Pacific. The ADF 13 has received contributions from 32 donors (regional and nonregional). Cofinancing with bilateral and multilateral development partners complements ADF resources. With the termination of the ADF lending operations and its transfer to OCR on 1 January 2017, the ADF became a grant-only operation.

ADF 13 Replenishment. In November 2020, the Board of Governors adopted a resolution for the 12th replenishment of the ADF (ADF 13) and the seventh regularized replenishment of the TASF. The $4.1 billion replenishment provides grant financing to eligible recipients from 2021 to 2024.12 The ADF 13 became effective on 8 June 2021. As of 31 December 2022, ADB received instruments of contributions from 31 donors totaling $2,187 million, which represents 93% of the total ADF and TASF donor contribution commitment amounting to $2,361 million.13

Contributed resources. During 2022, $348 million of donor contributions (excluding TASF portion) was made available for operational commitments. Contributions not yet available for operational commitments comprise: (i) unpaid contributions; (ii) contributions received but are withheld due to pro-rata exercise; (iii) contributions received in advance; and (iv) unamortized discounts on accelerated notes encashment.

Liquidity management. ADF manages its liquidity assets under two tranches to enable the optimal use of financial resources. The main objective of the first tranche is to ensure adequate liquidity is available to meet expected cash requirements. The second tranche comprises the prudential minimum liquidity the ADF should hold to meet unexpected demands and liquidity for future commitments. This approach ensures that liquidity is managed transparently and efficiently.

Commitment authority. The commitment authority available for future commitments comprises the resources available to the ADF for its future activities in the form of grants. These resources are derived principally from donor contributions, and internal resources. The balance of the commitment authority available for commitment as of 31 December 2022 was $770 million ($1,037 million – 2021) equivalent (Table 22).

[12]	2020. Board of Governors’ Resolution No. 408: Twelfth Replenishment of the Asian Development Fund and Seventh Regularized Replenishment of the Technical Assistance Special Fund. Manila.
[13]	US dollar equivalent based on exchange rates in Board of Governor’s Resolution No. 408.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

Table 22: Asian Development Fund Commitment Authority
31 December 2022
($ million)
Item	Amount
Carryover of ADF 12 Commitment Authority	281
Other sources from ADF 12[a]	337
ADF 13 contributions	799
ADF 12 contributions[b]	77
Grant savings and cancellations	65
Income from liquidity investment	107
OCR net income transfer	585
Resources available for regular ADF	2,251
ADF 13 Commitments[c]	(1,282)
Administrative expenses[d]	(199)
ADF Commitment Authority Available for Future Commitments	770
Notes: Numbers may not sum precisely because of rounding. Numbers are valued at exchange rates as of 31 December 2022.
[a]  Resources earmarked for ADF 13 includes the ADF 12 set-asides for Disaster Response Facility and reserves for changes in debt distress (ADB. 2020. Twelfth Replenishment of the Asian Development Fund and Seventh Regularized Replenishment of the Technical Assistance Special Fund. Manila)
[b]  Represents payments from Indonesia and the United States.
[c]  Includes commitment under the Private Sector Window.
[d]  Represents ADF's share in the administrative expenses for 2021 and 2022.

In May 2022, the Board of Governors approved the transfer of $292 million to the ADF as part of OCR’s 2021 net income allocation ($292 million – 2021). In addition, $65 million from grant savings and cancellations were included in the commitment authority. This resulted from Management’s continued assessment of opportunities to free committed resources through cancellations of unused grant balances.

During 2022, deposited installments under ADF 13 amounted to $479 million, ADF 13 encashment totaled $376 million, and about $96 million was transferred to the TASF.14

Investments for liquidity purpose. The ADF investment portfolio totaled $4,285 million at the end of 2022 compared to $4,644 million at the end of 2021.15 As of 31 December 2022, about 3% of the portfolio was invested in time deposits (14% – 2021) and 97% in fixed-income securities (86% – 2021). The rate of return on ADF investments, excluding unrealized gains and losses, was 1.9% (1.6% – 2021).

Grants. Grants are recognized as expenses in the financial statements upon effectivity, when the agreements are signed and all conditions to effectiveness of the grant are satisfied. During the year ended 31 December 2022, 35 grants totaling $932 million were committed (28 grants totaling $344 million – 2021) while 30 grants totaling $827 million (38 grants totaling $524 million – 2021) became effective, net of $18 million ($47 million – 2021) undisbursed grants that were reversed as reduction in grant expenses.

Sovereign cofinancing for ADF grants. In 2022, a total of $90 million in sovereign loan and grant cofinancing was committed for 12 ADF-financed projects totaling $94 million.

[14]	ADF 13 encashment included encashment of promissory notes and cash payments. US dollar equivalent based on exchange rates as of 31 December 2022.
[15]	Includes securities purchased under resale arrangements.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

B.	Technical Assistance Special Fund

The TASF provides technical assistance grants to borrowing members to help prepare projects and undertake technical or policy studies. The funds resources consist of regularized replenishments and direct voluntary contributions by members, allocations from the net income of OCR, and revenue from investments and other sources.

TASF Seventh Regularized Replenishment.  In November 2020, as part of the ADF 13 replenishment, the donors agreed to allocate $517 million of the total replenishment size as the seventh regularized replenishment of TASF. The replenishment will cover TA financing for 2021 to 2024.

Contributed resources. As of 31 December 2022, a total of $457 million of donor contributions have been received out of the $461 million allocation set-aside for TASF under ADF 12. Total of $228 million of donor contributions have been received out of the $517 million set-aside for TASF under ADF 13.

At the end of 2022, cumulative TASF resources (Table 23) totaled $3,958 million, of which $3,673 million was committed, leaving an uncommitted balance of $285 million ($464 million – 2021).

Table 23: Technical Assistance Special Fund
Cumulative Resources as of 31 December 2022 and 2021
($ million)
Item	2022	2021
Regularized Replenishment Contributions	2,090	2,089
Allocations from OCR Net Income	1,519	1,429
Direct Voluntary Contributions	91	91
Income from Investment and Other Sources	262	272
Transfers from the TASF to the ADF	(3)	(3)
Total	3,958	3,878
( ) = negative, ADF = Asian Development Fund, OCR = ordinary capital resources, TASF = Technical Assistance Special Fund. Note: Numbers may not sum precisely because of rounding.

In May 2022, the Board of Governors approved the transfer of $90 million to the TASF as part of OCR’s 2021 net income allocation ($90 million – 2021).

Operations. For the year ended 31 December 2022, net TA expenses amounted to $218 million ($189 million – 2021), comprising $218 million for 165 TA projects and 109 supplementary TA ($207 million of 154 TA projects and 96 supplementary TA – 2021) made effective during the year, net of $19 million ($18 million – 2021) undisbursed amounts that were reversed as reduction in TA expenses. The undisbursed TA, net of TA advances, amounted to $700 million as of 31 December 2022 ($629 million – 2021).

Investments for liquidity purpose. As of 31 December 2022, the total investment portfolio amounted to $699 million ($672 million – 2021). About 23% of the portfolio was invested in time deposits and 77% in fixed-income securities (42% in time deposits and 58% in fixed-income securities – 2021).  Total revenue from investments for the year ended 31 December 2022 amounted to $-20 million ($-4 million – 2021). The rate of return on TASF investments was -2.9% (-0.6% – 2021).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

C.	Japan Special Fund

The JSF was established in March 1988 when the Government of Japan and ADB entered into an agreement whereby the Government of Japan made an initial contribution of JPY 2.5 billion with ADB as the administrator. The purpose of JSF is to help ADB’s DMCs restructure their economies in light of changing global environment and to broaden their investment opportunities.

Contributed resources. As of 31 December 2022, the cumulative fund resources of JSF totaled $1,013 million, of which $903 million had been used, leaving an uncommitted balance of $110 million.

Operations. During the year ended 31 December 2022, there were two TA projects totaling $4 million that became effective (nil – 2021). The balance of undisbursed TA as of 31 December 2022 amounted to $4 million (nil – 2021).

Investments for liquidity purpose. As of 31 December 2022, the total investment portfolio, which was in time deposits, amounted to $109 million ($107 million – 2021).

D.	Asian Development Bank Institute

ADBI was established in 1996 as a subsidiary body of ADB, whose objectives are to identify effective development strategies and capacity improvements for sound development management in the DMCs. Its operating costs are met by ADBI, and it is administered in accordance with the Statute of the ADBI.

During 2022, committed contributions to ADBI totaled $12 million ($13 million – 2021). As of 31 December 2022, cumulative contributions committed to ADBI amounted to ¥35 billion, A$2 million, and $16 million (about $338 million equivalent). Of the total contributions received, $260 million had been utilized by the end of 2022 ($255 million – 2021) mainly for research and capacity-building activities, including: (i) organizing symposia, forums, and training sessions; (ii) preparing research reports, publications, and websites; and (iii) financing associated administrative expenses. For the year ended 31 December 2022, total expenses of ADBI totaled $13 million ($13 million – 2021). The balance of net assets without donor restrictions (excluding property, furniture, and equipment and lease liability) available for future projects and programs was about $26 million ($25 million – 2021).

Investments for liquidity purpose. As of 31 December 2022, the total investment portfolio, which was in time deposits, amounted to $11 million ($11 million – 31 December 2021).

E.	Regional Cooperation and Integration Fund

Established in February 2007 as a special fund under the Regional Cooperation and Integration Financing Partnership Facility, the RCIF aims to enhance regional cooperation and integration in Asia and the Pacific by financing TA projects that support greater and higher quality connectivity between economies, expand global and regional trade and investment opportunities, and increase and diversify regional public goods.

Contributed resources. As of 31 December 2022, cumulative RCIF resources totaled $104 million, of which $100 million had been used, leaving an uncommitted balance of $4 million ($12 million – 2021).

Operations. During the year ended 31 December 2022, nine TA projects and 14 supplementary TA amounting to $10 million (11 TA projects and 10 supplementary TAs amounting to $13 million – 2021) that became effective, and undisbursed amounts of $1 million ($22 thousand – 2021) were reversed as reduction in TA expense. The balance of undisbursed TAs, net of TA advances as of 31 December 2022 amounted to $30 million ($26 million – 2021).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

Investments for liquidity purpose. As of 31 December 2022, the total investment portfolio, which was in time deposits, amounted to $31 million ($36 million – 2021).

F.	Climate Change Fund

The CCF was established in April 2008 to facilitate greater investments in DMCs to effectively address the causes and consequences of climate change. CCF supports investments on (i) adaptation; (ii) clean energy; and (iii) reducing emissions from deforestation and forest degradation (REDD+) and land use management by providing resources through technical assistance, grant components of investment projects, and direct charges.

Contributed resources. As of 31 December 2022, cumulative CCF resources totaled $101 million, of which $86 million had been used, leaving an uncommitted balance of $15 million ($20 million – 2021).

Operations. During the year ended 31 December 2022, seven TA projects and one supplementary TA totaling $5 million (10 TA projects and one supplementary TAs totaling $7 million – 2021) became effective, and $1 million undisbursed amounts were reversed as a reduction in TA expense ($0.3 million – 2021). The balance of undisbursed grants and TA, net of advances as of 31 December 2022 amounted to $21 million ($21 million – 2021).

Investments for liquidity purpose. As of 31 December 2022, the total investment portfolio, which was in time deposits, amounted to $34 million ($38 million – 2021).

G.	Asia Pacific Disaster Response Fund

The APDRF was established in April 2009 to provide timely incremental grant resources to DMCs affected by disasters triggered by natural hazards.

Contributed resources. As of 31 December 2022, cumulative fund resources totaled $182 million, of which $133 million had been used, leaving an uncommitted balance of $49 million ($56 million – 2021).

On 18 May 2020, the Government of Japan contributed $75 million to APDRF which was earmarked for ADB’s response to the COVID-19 pandemic. Contributions received for specific purpose or grant programs are classified as support with donor restrictions. The net assets with donor restrictions as of 31 December 2022 amounted to $27 million ($28 million – 31 December 2021).

In May 2021, the Board of Governors approved the transfer of $15 million to the APDRF as part of OCR’s 2020 net income allocation.

Operations. For the year ended 31 December 2022, four grants totaling $7 million (3 grants totaling $5 million – 2021) became effective, and $0.2 million undisbursed amounts were reversed as a reduction in grant expenses ($0.1 million – 2021). During the year, a total of $1 million ($3 million – 2021) were committed from the donor restricted funds. The balance of undisbursed grants, net of grant advances as of 31 December 2022 amounted to $12 thousand ($42 thousand – 31 December 2021).

Investments for liquidity purpose. As of 31 December 2022, the total investment portfolio, which was in time deposits, amounted to $34 million ($42 million – 2021).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

H.	Financial Sector Development Partnership Special Fund

The FSDPSF was established in January 2013 to strengthen regional, subregional, and national financial systems in Asia and the Pacific. With the approval of the Finance Sector Directional Guide on 22 November 2022, the FSDPSF will support the six operational focus: (i) enhancing support to emerging areas such as SDG-aligned financing, including green and blue financing; (ii) promoting long-term finance and quality infrastructure; (iii) leveraging digital technology to deliver financial services for financial inclusion; (iv) expanding financing to MSMEs and women; (v) establishing frameworks for disaster and epidemic risk financing; and (vi) strengthening the finance sector foundation.

Contributed resources. As of 31 December 2022, cumulative fund resources totaled $28 million, of which $23 million had been used, leaving an uncommitted balance of $5 million ($3 million – 2021).

In 2022, the Government of Luxembourg committed contribution equivalent to $3 million ($2 million – 2021).

Operations. During the year ended 31 December 2022, there were five TA projects and five supplementary TA totaling $2 million that became effective (four TA projects and four supplementary TA totaling $2 million – 2021), and $0.7 million undisbursed amounts were reversed as a reduction in TA expense ($0.2 million – 2021). The balance of undisbursed TA as of 31 December 2022 amounted to $7 million ($9 million – 2021).

Investments for liquidity purpose. As of 31 December 2022, the total investment portfolio, which was in time deposits, amounted to $6 million ($8 million – 2021).

IV.          TRUST FUNDS AND COFINANCING UNDER ADMINISTRATION

Trust funds and project-specific loans and grants are key instruments to mobilize and channel financial resources from external sources to finance TA and components of investment projects. They play an important role in complementing ADB’s own resources. Multilateral, bilateral, public and private sector partners have cumulatively contributed about $10,908 million in grants and loans to ADB operations. In 2022, ADB fully-administered sovereign cofinancing commitments amounted to $360 million, composed of $236 million for 20 investment projects and $124 million for 82 TA projects. Nonsovereign cofinancing commitments that are ADB-administered amounted to $353 million for 27 projects and TAs, consisting of $106 million official cofinancing, $98 million B-loans, and $149 million risk transfers. By the end of 2022, ADB was administering 43 trust funds, comprising 25 stand-alone trust funds, and 18 trust funds established under financing partnership facilities. Additional contributions from external partners amounted to $431 million in 2022, comprising $264 million in new contributions and replenishments to existing trust funds and $167 million in additional allocation from global funding initiatives. Additional allocations from global funding initiatives comprised of $100 million from the Green Climate Fund, $28 million from the Global Environment Facility, $15 million from the Climate Investment Funds, $15 million from the Global Partnership for Education, and $9 million from the Global Agriculture and Food Security Program.

Table 24 shows the commitments and replenishments provided by financing partners to existing trust funds in 2022.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

Table 24: Schedule of Commitments and Replenishments
from Financing Partners to Trust Funds during 2022
($ million)
Financing partner	Trust fund	Amount
Japan	Energy Transition Mechanism Partnership Trust Fund, High-Level Technology Fund, Japan Fund for Prosperous and Resilient Asia and the Pacific,[a] Japan Fund for the Joint Crediting Mechanism, Japan Scholarship Program, and Leading Asia’s Private Infrastructure Fund	174.4
Germany	Energy Transition Mechanism Partnership Trust Fund	31.5
Republic of Korea	Republic of Korea e-Asia and Knowledge Partnership Fund	14.5
Bloomberg Family Foundation Inc.	Climate Innovation and Development Fund	12.5
Goldman Sachs Charitable Gift Fund	Climate Innovation and Development Fund	12.5
Spain	Cities Development Initiative for Asia Trust Fund, Spanish Cooperation Fund for Technical Assistance	10.1
OPEC Fund for International Development	Project Preparation and Implementation Support Trust Fund	3.0
France	Community Resilience Partnership Program Trust Fund, Cooperation Fund for Project Preparation in the Greater Mekong Subregion and in Other Specific Asian Countries	2.5
Ireland	Ireland Trust Fund for Building Climate Change and Disaster Resilience in Small Island Developing States	2.3
International Cooperation and Development Fund	Domestic Resource Mobilization Trust Fund	1.0
	TOTAL	264.2
Note: Numbers may not sum precisely because of rounding.
[a]	Originally the Japan Fund for Poverty Reduction, the new name took effect on 1 January 2022.

Japan Fund for Prosperous and Resilient Asia and the Pacific. The Government of Japan established the original Japan Fund for Poverty Reduction (JFPR) in May 2000 to provide grants for projects supporting poverty reduction and related social development activities that add value to projects financed by ADB. In 2010, the JFPR expanded its scope of grant assistance to provide TA grants to support capacity building efforts in DMCs. On 1 September 2021, ADB Board of Directors approved the enhanced and renamed JFPR to help ADB’s DMCs achieve resilient recovery from the crisis, by enhancing preparedness for the next crisis and building a sustainable society and the foundation for a prosperous future while bolstering vulnerable groups through the established priority areas. At the end of 2022, the JFPR received $1.02 billion in cumulative contributions from the Government of Japan including the $75 million COVID-19 Window which was created in 2020 to help DMCs strengthen their capacity to contain the spread of the COVID-19 pandemic. Total project commitments since 2000 amounted to $1.06 billion for 216 grant projects and 319 technical assistance projects, of which $39 million was committed under the COVID-19 window.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

Table 25: Schedule of Cumulative Contributions from External Sources
Administered by Asian Development Bank
as of 31 December 2022
($ million)
Item	Amount	Item	Amount

Bilateral Partners		Multilateral Partners
Australia	1,067.0	ADB Ventures Investment Fund 1	13.0
Austria	26.6	ADB Ventures Investment Fund 2	4.0
Belgium	15.9	Asian Infrastructure Investment Bank	74.0
Canada	416.1	Association of Southeast Asian Nations	0.6
China, People's Republic of	90.0	Cities Alliance	0.5
Denmark	32.3	Clean Technology Fund	972.9
European Commission	482.1	Commonwealth Secretariat	0.0
Finland	73.2	GEF/Least Developed Countries Fund	31.1
France	45.4	GEF/Special Climate Change Fund	11.8
Germany	154.1	Global Agriculture and Food Security Program	76.8
India	0.9	Global Environment Facility	281.8
Ireland	17.9	Global Partnership for Education Fund	16.4
Italy	2.2	Global Road Safety Facility	0.7
Japan	2,543.6	Global Road Safety Partnership	0.2
Korea, Republic of	187.3	Green Climate Fund	777.3
Luxembourg	8.3	International Federation of Red Cross and Red
The Netherlands	407.4	Crescent Societies	1.5
New Zealand	76.6	International Fund for Agricultural
Norway	253.1	Development	0.9
Portugal	0.6	Islamic Financial Services Board	0.5
Singapore	1.6	Nordic Development Fund	63.4
Spain	46.2	Partnership for Market Readiness	0.3
Sweden	239.5	Public Private Infrastructure Advisory Facility	1.3
Switzerland	66.5	Strategic Climate Fund	455.8
Taipei,China	1.5	Trust Fund for Forest	13.2
United Kingdom and Northern Ireland	1,250.9	United Nations Development Programme	0.4
United States	474.4	Other	0.8
Sub-Total	7,981.2	Sub-Total	2,799.4

		Private Partners
		Bill and Melinda Gates Foundation	20.1
		Bloomberg Family Foundation Inc.	12.5
		Credit Suisse	0.1
		Education Above All Foundation	37.1
		ENECO Energy Trade B.V.	11.5
		Goldman Sachs Charitable Gift Fund	12.5
		Hewlett Foundation	0.3
		JPMorgan Chase Foundation	1.4
		Korea Energy Agency	0.3
		Korean Energy Management Corporation	0.2
		Korea Venture Investment Corp.	10.0
		POSCO	12.3
		The OPEC Fund for International Development	3.0
		The Rockefeller Foundation	5.0
		Other	1.2
		Sub-Total	127.4

		Grand Total	10,908.0

Notes: 0.0 = Amount less than $0.05 million. Numbers may not sum precisely because of rounding. Excludes capital contributions to Credit Guarantee and Investment Facility (CGIF).

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

Appendix

ORDINARY CAPITAL RESOURCES
CONDENSED MANAGEMENT REPORTING (Non-GAAP measure) BALANCE SHEETS
As of 31 December 2022 and 2021
($ million)
	2022			2021
Item	Statutory Reporting Basis	Adjustment[a]	Management Reporting Basis	Management Reporting Basis
Due from banks	2,256	–	2,256	3,848
Investments for liquidity purpose	45,294	–	45,294	43,287
Securities transferred under repurchase agreements	987	–	987	498
Securities purchased under resale arrangements	98	–	98	542
Loans outstanding — operations	144,325	–	144,325	137,163
Equity investments — operations	1,438	(217)	1,221	1,114
Other debt securities — operations	622	–	622	823
Derivative Assets Borrowings	50,070	2,979	53,049	48,479
Investments for liquidity purpose	25,323	(510)	24,813	24,919
Loans — operations	18,043	(558)	17,485	16,741
Accrued interest receivable	1,336	–	1,336	459
Other assets	866	39	905	1,348
TOTAL	290,658	1,733	292,391	279,221
Borrowings and accrued interest	131,571	9,736	141,307	132,826
Derivative Liabilities Borrowings	63,564	(7,060)	56,504	48,809
Investments for liquidity purpose	24,212	(101)	24,111	24,473
Loans — operations	15,189	652	15,841	16,474
Payable under securities repurchase agreements	988	–	988	499
Payable for swap related collateral	148	–	148	643
Accounts payable and other liabilities	772	–	772	2,069
Total Liabilities	236,444	3,227	239,671	225,793
Paid-in capital	7,042	39	7,081	7,447
Net notional maintenance of value receivable	(1,483)	–	(1,483)	(1,565)
Ordinary reserve	45,818	2	45,820	45,042
Special reserve	503	–	503	472
Surplus	1,065	–	1,065	1,065
Cumulative revaluation adjustments account	(64)	64	–	–
Unallocated net income[b]	2,138	(1,039)	1,099	1,161
For the calendar year 2021	–	–	–	1,161
For the year ended 31 December 2022	2,138	(1,039)	1,099	–
Accumulated other comprehensive loss	(805)	(560)	(1,365)	(194)
Total Equity	54,214	(1,494)	52,720	53,428
TOTAL	290,658	1,733	292,391	279,221
– = nil, ( ) = negative.
a Unrealized gains or losses from fair value adjustments associated with certain financial instruments, share of unrealized gain or loss from equity method investments, and nonnegotiable and noninterest-bearing demand obligations on account of subscribed capital.
b After appropriation of guarantee fees to the Special Reserve.

ADB MANAGEMENT’S DISCUSSION AND ANALYSIS: 31 DECEMBER 2022

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Financial Statements

ORDINARY CAPITAL RESOURCES
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for designing, implementing, and maintaining effective internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2022, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that ADB's internal control over financial reporting is effective as of 31 December 2022.

Masatsugu Asakawa President

Roberta Casali
Vice President (Finance and Risk Management)

Chai S. Kim Controller

13 March 2023

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Asian Development Bank (“ADB”) as of December 31, 2022, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, ADB maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022.

We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the accompanying balance sheets of Asian Development Bank (“ADB”) – Ordinary Capital Resources as of December 31, 2022 and 2021, and the related statements of income and expenses, comprehensive income, changes in equity and cash flows for the years then ended and the related notes to the financial statements. Our report dated March 13, 2023 expressed an unmodified opinion on those financial statements.

Basis of Opinion

We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting section of our report. We are required to be independent of ADB and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting

ADB's management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting

Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects – and to issue an auditor’s report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.

In performing an audit of internal control over financial reporting in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●
Obtain an understanding of internal control over financial reporting, assess the risk that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

ADB’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Public Accountants and
Chartered Accountants
Singapore

March 13, 2023

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

Opinion

We have audited the accompanying financial statements of Asian Development Bank (“ADB”) – Ordinary Capital Resources, which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income and expenses, comprehensive income, changes in equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB - Ordinary Capital Resources as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, ADB’s internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2023 expressed an unmodified opinion on ADB’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB - Ordinary Capital Resources and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Ordinary Capital Resources’ ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor’s Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

●
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Ordinary Capital Resources’ ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Report on Supplemental Schedules

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedules of summary statement of loans – operations and summary statement of borrowings as of December 31, 2022 and 2021, and statement of subscriptions to capital stock and voting power as of December 31, 2022, and the supplementary information on the transfer of ADF loans and other assets to OCR on January 1, 2017, are presented for the purpose of additional analysis and are not a required part of the financial statements. These schedules are the responsibility of ADB's management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements.

Such schedules have been subjected to the auditing procedures applied in our audits of the financial statements and certain additional procedures, including comparing and reconciling such schedules directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedules are fairly stated in all material respects in relation to the financial statements as a whole.

Other Information

Management is responsible for the other information included in the annual report. The other information comprises the information included in the annual report but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Public Accountants and
Chartered Accountants Singapore

March 13, 2023

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
BALANCE SHEET
31 December 2022 and 2021
Expressed in Millions of US Dollars
A S S E T S

	2022		2021

DUE FROM BANKS (Notes C and R)		$2,256		$3,848

INVESTMENTS FOR LIQUIDITY PURPOSE
(Notes D, J, O, and R)
Government or government-related obligations	$34,090		$34,914
Time deposits	5,388		2,970
Other securities	5,816	45,294	5,403	43,287

SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS (Notes D, E, and R)		987		498

SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes D and R)		98		542

LOANS OUTSTANDING — OPERATIONS
(OCR-6, Notes A, F, J, R, T, and U) (Including net unamortized loan origination costs of $210 – 2022 and $195 – 2021)
Sovereign
Regular	106,943		98,413
Concessional	31,646		32,341
	138,589		130,754
Nonsovereign	6,471		7,106
	145,060		137,860
Less—allowance for credit losses	735	144,325	697	137,163

EQUITY INVESTMENTS — OPERATIONS
(Notes A, H, R, T, and U)		1,438		1,322

OTHER DEBT SECURITIES — OPERATIONS (Notes I, R, and U)	627		835
Less—allowance for credit losses	5	622	12	823

ACCRUED INTEREST RECEIVABLE
Investments for liquidity purpose	170		141
Loans — Operations	1,156		305
Other debt securities — Operations	10	1,336	13	459

DERIVATIVE ASSETS (Notes J, L, and R)
Borrowings	50,070		49,582
Investments for liquidity purpose	25,323		25,176
Loans — Operations	18,043	93,436	18,102	92,860

OTHER ASSETS
Property, furniture, and equipment (Note K)	254		252
Swap related and other collateral (Notes J and R)	148		643
Miscellaneous (Notes D, G, P, and R)	464	866	387	1,282

TOTAL		$290,658		$282,084

The accompanying Notes are an integral part of these financial statements (OCR-10).

OCR-1

LIABILITIES AND EQUITY

	2022			2021

BORROWINGS (OCR-7, Notes J, L, and R)			$131,571			$134,071

DERIVATIVE LIABILITIES (Notes J, L, and R)
Borrowings		$63,564			$50,243
Investments for liquidity purpose		24,212			24,582
Loans — Operations		15,189	102,965		17,122	91,947

PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS (Notes E and R)			988			499

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Swap related and other collateral (Notes J and R)		148			643
Accrued pension and postretirement medical benefit costs (Note Q)		168			1,319
Liability for credit losses on off-balance sheet exposures (Notes F, G, and I)		104			154
Miscellaneous (Notes D, G, K, P, and R)		500	920		596	2,712

TOTAL LIABILITIES			236,444			229,229

EQUITY (OCR-4)
Capital stock (OCR-8, Note M)
Authorized and subscribed (SDR106,391)		141,589			148,903
Less—“callable” shares subscribed (SDR101,060)		134,494			141,441

“Paid-in” shares subscribed (SDR5,331)		7,095			7,462
Less—discount		14			15
		7,081			7,447
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital		(39)	7,042		(66)	7,381

Net notional amounts required to maintain value of currency holdings (Note M)		(1,483)			(1,565)
Ordinary reserve (Note N)
From ADF assets transfer (OCR-9, Notes A and N)	$30,748			$30,748
From retained earnings	15,070	45,818		14,292	45,040
Special reserve (Note N)		503			472
Surplus (Note N)		1,065			1,065
Cumulative revaluation adjustments account (Note N)		(64)			403
Net income after appropriation (OCR-4, Note N)		2,138			693
Accumulated other comprehensive loss (Note N)		(805)	47,172		(634)	45,474

TOTAL EQUITY			54,214			52,855

TOTAL			$290,658			$282,084

OCR-2

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF INCOME AND EXPENSES
For the Years Ended 31 December 2022 and 2021
Expressed in Millions of US Dollars
	2022			2021

REVENUE
From loans — operations (Notes F, J, and O)
Sovereign – Regular	$2,348			$717
Sovereign – Concessional	667			663
Nonsovereign	304	$3,319		196	$1,576

From investments for liquidity purpose (Notes D, J, and O)
Interest		1,095			547

From equity investments — operations (Note O)		27			145

From guarantees — operations (Note N)		31			37

From other debt securities — operations (Note O)		37			36

From other sources—net (Notes O and S)		56			58

Total			$4,565			$2,399

EXPENSES (Note O)
Borrowings and related expenses (Notes J and L)		(2,640)			(460)
Administrative expenses (Notes K, N, and Q)		(775)			(819)
(Provision) Release of provision for credit losses—net (Notes F, G, and I)		(7)			69
Other expenses		(19)			(17)

Total			(3,441)			(1,227)

NET REALIZED GAINS (Note O)
From investments for liquidity purpose (Notes D, J, and N)		(54)			19
From equity investments — operations (Note N)		71			122
From other debt securities — operations		1			18
From borrowings (Note J)		1			–

Total			19			159

NET UNREALIZED GAINS (LOSSES) (Notes H, J, L, and O)			1,026			(601)

NET INCOME			$2,169			$730

The accompanying Notes are an integral part of these financial statements (OCR-10).

OCR-3

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF COMPREHENSIVE INCOME
For the Years Ended 31 December 2022 and 2021
Expressed in Millions of US Dollars

	2022			2021

NET INCOME (OCR-2)			$2,169			$730

Other comprehensive loss (Note N)
Unrealized holding (losses) gains:
From investments for liquidity purpose	$(1,809)			$(611)
From equity investments — operations	(18)			11
From other debt securities — operations	(8)			(3)
From borrowings	919	$(916)		(415)	$(1,018)
Postretirement benefit liability adjustments		1,265			1,003
Currency translation adjustments		(520)	(171)		5	(10)

COMPREHENSIVE INCOME			$1,998			$720

The accompanying Notes are an integral part of these financial statements (OCR-10).

OCR-4

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF CHANGES IN EQUITY
For the Years Ended 31 December 2022 and 2021
Expressed in Millions of US Dollars

	Capital Stock	Nonnegotiable, Noninterest- bearing Demand Obligations	Net Notional Maintenance of Value	Ordinary Reserve	Special Reserve	Surplus	Cumulative Revaluation Adjustments Account	Net Income After Appro- priations	Accumulated Other Compre- hensive Loss	Total

Balance, 31 December 2020	$7,663	$(97)	$(1,645)	$44,305	$435	$1,065	$190	$1,345	$(624)	$52,637
Comprehensive income (loss) (OCR-3, Note N)								730	(10)	720
Appropriation of guarantee fees (Note N)					37			(37)		–
Encashment of demand obligations		28								28
Change in USD value	(216)	3	80							(133)
Allocation of prior year income (Note N)				734			213	(947)		–
Allocation of prior year income to Special Funds (Note N)								(397)		(397)

Balance, 31 December 2021	7,447	(66)	(1,565)	45,040	472	1,065	403	693	(634)	52,855

Comprehensive income (loss) (OCR-3, Note N)								2,169	(171)	1,998
Appropriation of guarantee fees (Note N)					31			(31)		–
Encashment of demand obligations		22								22
Change in USD value	(366)	5	82							(279)
Allocation of prior year income (Note N)				778			(467)	(311)		–
Allocation of prior year income to Special Funds (Note N)								(382)		(382)

Balance, 31 December 2022	$7,081	$(39)	$(1,483)	$45,818	$503	$1,065	$(64)	$2,138	$(805)	$54,214

USD = United States dollar.
Note: Numbers may not sum precisely because of rounding.
The accompanying Notes are an integral part of these financial statements (OCR-10).

OCR-5

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2022 and 2021
Expressed in Millions of US Dollars

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Interest and other charges received on loans — operations	$2,220	$1,506
Interest received on investments for liquidity purpose	873	481
Interest received from securities purchased under resale/ repurchase agreement	4	0
Interest and other charges received on other debt securities — operations	39	38
Dividends received on equity investments — operations	36	77
Interest and other financial expenses paid	(1,375)	(479)
Administrative expenses paid	(646)	(715)
Others—net	58	57
Net Cash Provided by Operating Activities	1,209	965

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of investments for liquidity purpose	5,202	7,321
Maturities of investments for liquidity purpose	319,503	444,013
Purchases of investments for liquidity purpose	(330,700)	(455,252)
Receipts from securities purchased under resale arrangements	75,710	57,865
Payments for securities purchased under resale arrangements	(75,265)	(58,161)
Principal collected on loans — operations	9,035	8,349
Loans — operations disbursed	(18,425)	(17,547)
Derivatives—net	1,701	914
Change in other collateral	15	–
Property, furniture, and equipment acquired	(40)	(46)
Sales of equity investments — operations	88	173
Purchases of equity investments — operations	(197)	(141)
Maturities of other debt securities — operations	202	183
Purchases of other debt securities — operations	(62)	(43)
Net Cash Used in Investing Activities	(13,233)	(12,372)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from new borrowings	50,135	53,537
Borrowings redeemed	(38,376)	(42,773)
Issuance expenses paid	(33)	(35)
Demand obligations of members encashed	22	28
Derivatives—net	(877)	(271)
Change in swap related collateral	(502)	(1,350)
Resources transferred to Special Funds	(382)	(397)
Net Cash Provided by Financing Activities	9,987	8,739
Effect of Exchange Rate Changes on Due from Banks	(50)	(367)
Net Decrease in Due from Banks	(2,087)	(3,035)

Cash at Beginning of Period
Due from Banks	3,848	5,524
Swap Related and Other Collateral	643	2,002
Total	$4,491	$7,526

Cash at End of Period
Due from Banks	2,256	3,848
Swap Related and Other Collateral	148	643
Total	$2,404	$4,491

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:
Net Income (OCR-2)	$2,169	$730
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	(22)	3
Provision (release of provision) for credit losses	7	(69)
Net realized gains	(19)	(159)
Gains on equity method investments	(15)	(139)
Net unrealized (gains) losses	(1,026)	601
Change in accrued revenue from loans — operations, investments for liquidity purpose, other debt securities — operations, and other swaps	(1,238)	(114)
Change in accrued interest on borrowings and swaps, and other expenses	61	(953)
Change in pension and postretirement benefit liability	1,264	1,003
Others—net	28	62
Net Cash Provided by Operating Activities	$1,209	$965

Note: 0 = less than $0.5 million.
The accompanying Notes are an integral part of these financial statements (OCR-10).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
SUMMARY STATEMENT OF LOANS — OPERATIONS
31 December 2022 and 2021
Expressed in Millions of US Dollars
		Undisbursed Committed Loans		Loans Approved		Percent
Borrowers/Guarantors	Loans Outstanding	Effective[1]	Not Yet Effective[2]	Not Yet Committed[3]	Total Loans	of Total Loans
Afghanistan	$533	$10	$–	$–	$543	0.28
Armenia	998	162	–	–	1,160	0.59
Azerbaijan	2,332	81	–	14	2,427	1.24
Bangladesh	13,675	3,752	824	–	18,251	9.33
Bhutan	468	111	14	–	593	0.30
Cambodia	2,047	1,078	251	10	3,386	1.73
China, People's Republic of	19,705	6,449	1,608	203	27,965	14.29
Cook Islands	110	36	–	–	146	0.08
Fiji	646	56	–	–	702	0.36
Georgia	2,335	940	–	–	3,275	1.67
India	23,960	7,546	1,708	580	33,794	17.27
Indonesia	12,618	1,919	1,763	15	16,315	8.34
Kazakhstan	2,161	149	–	100	2,410	1.23
Kiribati	21	–	–	–	21	0.01
Kyrgyz Republic	705	253	23	20	1,001	0.51
Lao People's Democratic Republic	986	120	–	150	1,256	0.64
Maldives	96	49	–	31	176	0.09
Marshall Islands	34	–	–	–	34	0.02
Micronesia, Federated States of	39	–	–	–	39	0.02
Mongolia	2,011	643	60	7	2,721	1.39
Myanmar	883	1,677	351	–	2,911	1.49
Nepal	2,625	1,644	260	–	4,529	2.31
Pakistan	15,348	3,305	773	171	19,597	10.01
Palau	150	23	–	–	173	0.09
Papua New Guinea	2,519	510	422	–	3,451	1.76
Philippines	13,627	4,007	100	6	17,740	9.06
Samoa	67	–	–	–	67	0.04
Solomon Islands	70	62	–	–	132	0.07
Sri Lanka	5,989	1,145	–	–	7,134	3.64
Tajikistan	284	4	–	–	288	0.15
Thailand	2,531	38	–	–	2,569	1.31
Timor-Leste	161	304	127	–	592	0.30
Tonga	23	0	–	3	26	0.01
Turkmenistan	447	132	–	–	579	0.30
Tuvalu	2	–	–	–	2	0.00
Uzbekistan	6,101	2,369	162	82	8,714	4.45
Vanuatu	51	8	–	–	59	0.03
Viet Nam	8,109	1,967	80	110	10,266	5.24
Regional	569	9	26	88	692	0.35
	145,036	40,558	8,552	1,590	195,736	100.00
Fair value adjustment on concessional loans	(186)	–	–	–	(186)
Allowance for credit losses	(735)	–	–	–	(735)
Unamortized loan origination cost—net	210	–	–	–	210
	(711)	–	–	–	(711)
TOTAL – 31 December 2022	$144,325	$40,558	$8,552	$1,590	$195,025

Note: 0 = less than $0.5 million.
[1]
Refer to the unwithdrawn portions of effective loans as of 31 December 2022 and 2021. Of the undisbursed balances, ADB has made irrevocable commitments to disburse regular and concessional sovereign amounts totaling $848 million ($792 million – 2021).

[2]	Refer to approved loans which loan agreements have been signed but conditions to effectiveness specified in loan regulations and loan agreements are not yet completed as of 31 December 2022 and 2021.

OCR-6

		Undisbursed Committed Loans		Loans Approved
	Loans Outstanding	Effective[1]	Not Yet Effective[2]	Not Yet Committed[3]	Total Loans

Sovereign Loans
Regular	$106,943	$29,712	$6,423	$678	$143,756
Concessional	31,646	9,251	2,129	79	43,105
Nonsovereign Loans	6,471	1,595	–	833	8,899
	145,060	40,558	8,552	1,590	195,760
Allowance for credit losses	(735)	–	–	–	(735)
TOTAL – 31 December 2022	$144,325	$40,558	$8,552	$1,590	$195,025

Sovereign Loans
Regular	$98,413	$32,681	$7,649	$1,290	$140,033
Concessional	32,341	9,564	1,327	214	43,446
Nonsovereign Loans	7,106	1,853	–	673	9,632
	137,860	44,098	8,976	2,177	193,111
Allowance for credit losses	(697)	–	–	–	(697)
TOTAL – 31 December 2021	$137,163	$44,098	$8,976	$2,177	$192,414

MATURITY OF LOANS OUTSTANDING AS OF 31 DECEMBER 2022[4]
Twelve Months Ending 31 December	Amount	Five Years Ending 31 December	Amount
2023	9,812	2032	47,323
2024	11,385	2037	29,006
2025	11,204	2042	11,510
2026	10,441	2047	3,409
2027	10,415	over 2047	531
		Total	$145,036

SUMMARY OF CURRENCIES RECEIVABLE ON LOANS OUTSTANDING — OPERATIONS[4]
Currency	2022	2021	Currency	2022	2021
Australian dollar	$12	$14	New Zealand dollar	82	90
Baht	529	553	Norwegian krone	26	32
Canadian dollar	31	35	Philippine peso	18	9
Chinese yuan	561	562	Pound sterling	57	68
Danish krone	7	8	Ringgit	2	2
Euro	9,232	8,844	Special drawing rights	21,280	23,599
Indian rupee	202	263	Swedish krona	12	15
Kazakhstan tenge	193	207	Swiss franc	29	32
Korean won	8	10	Uzbekistan Sum	29	19
Lari	129	23	US dollar	106,827	98,835
Mongolian togrog	4	6	Yen	5,766	4,642
			Total	$145,036	$137,868

[3]	Refer to loans approved which loan agreements have not been signed as of 31 December 2022 and 2021.
[4]	Excluding fair value adjustment on concessional loans, allowance for credit losses, and net unamortized loan origination cost.

The accompanying Notes are an integral part of these financial statements (OCR-10).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
SUMMARY STATEMENT OF BORROWINGS
31 December 2022 and 2021
Expressed in Millions of US Dollars
	Borrowings		Swap Arrangements[2]
	Outstanding[1]		Net Payable (Receivable)		Net Currency Obligation
Currency	2022	2021	2022	2021	2022	2021

Armenian dram	$7	$5	$–	$–	$7	$5
Australian dollar	8,019	9,159	(8,014)	(9,080)	5	79
Brazilian real	104	111	(105)	(110)	(1)	1
Botswana pula	14	–	(14)	–	0	–
Canadian dollar	3,197	2,512	(3,216)	(2,514)	(19)	(2)
Chilean peso	30	–	(30)	–	0	–
Chinese yuan	2,283	1,668	(1,775)	(1,149)	508	519
Colombian peso	49	–	(50)	–	(1)	–
Euro	8,496	8,167	(1,692)	(1,840)	6,804	6,327
Georgian lari	130	24	–	–	130	24
Ghana cedi	16	40	(18)	(39)	(2)	1
Hong Kong dollar	1,432	1,301	(1,431)	(1,299)	1	2
Hungarian forint	96	–	(99)	–	(3)	–
Indian rupee	440	706	1	(2)	441	704
Indonesian rupiah	143	166	–	–	143	166
Japanese yen	641	902	(333)	(228)	308	674
Kazakhstan tenge	205	208	–	–	205	208
Mexican peso	219	193	(220)	(194)	(1)	(1)
Mongolian togrog	4	6	–	–	4	6
New Zealand dollar	4,961	4,024	(4,928)	(3,948)	33	76
Norwegian krone	761	994	(760)	(989)	1	5
Pakistan rupee	20	26	–	–	20	26
Peruvian sol	27	–	(27)	–	0	–
Philippine peso	192	214	–	–	192	214
Polish zloty	387	4	(384)	(4)	3	0
Pound sterling	10,258	10,849	(10,346)	(10,825)	(88)	24
Russian ruble	92	124	(89)	(124)	3	0
South African rand	545	916	(555)	(921)	(10)	(5)
Swedish krona	1,055	1,347	(1,063)	(1,348)	(8)	(1)
Swiss franc	547	274	(559)	(274)	(12)	(0)
Turkish lira	75	329	(58)	(333)	17	(4)
Ukraine hryvnia	67	123	(67)	(123)	0	0
United States dollar	87,059	89,679	49,326	36,005	136,385	125,684
Total	$131,571	$134,071	$13,494	$661	$145,065	$134,732

Notes: 0 = less than $0.5 million.
[1]	Includes accrued interest and commission. Reported at fair value except for unswapped borrowings which are reported at principal amount net of unamortized discount/premium.

[2]
Include currency and interest rate swaps. At 31 December 2022, the remaining maturity of swap agreements ranged from less than one year to 28 years (less than one year to 30 years – 2021). Approximately 71.67% (66.02% – 2021) of the swap receivables and 70.94% (66.91% – 2021) of the payables are due within the next five years.

OCR-7

MATURITY STRUCTURE OF BORROWINGS OUTSTANDING AS OF 31 DECEMBER 2022[3]

Twelve Months Ending 31 December	Amount	Five Years Ending 31 December	Amount
2023	$25,456	2032	$23,749
2024	25,036	2037	1,919
2025	19,547	2042	102
2026	17,766	over 2042	12
2027	17,984	Total	$131,571

INTEREST RATE SWAP ARRANGEMENTS AS OF 31 DECEMBER 2022

		Average Rate (%)
	Notional		Pay
	Amount	Receive	Floating[4]
Receive Fixed Swaps:
Australian dollar [5]	$38	2.64	(0.35)
Chinese yuan	507	2.98	1.76
Euro [6]	557	1.40	(0.25)
Indian rupee	5	5.33	6.77
United States dollar	84,472	1.64	2.15
United States dollar [7]	15	2.45	(0.33)
Receive Floating Swaps:[4]
Japanese yen	31	5.17	(0.35)
United States dollar	69,117	2.18	2.34
Total	$154,742

[3]	Bonds with put and call options were considered maturing on the first put or call date.
[4]	Represents average current floating rates, net of spread.
[5]	Consists of dual currency swaps with interest receivable in Australian dollar and interest payable in Japanese yen.
[6]	Accreted pay leg notional amounts to $183 million equivalent.
[7]	Consists of dual currency swaps with interest receivable in US dollar and interest payable in Japanese yen.

The accompanying Notes are an integral part of these financial statements (OCR-10).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER
31 December 2022

Expressed in Millions of US Dollars
	SUBSCRIBED CAPITAL					VOTING POWER
	Number of	Percent	Par Value Of Shares[1]			Number of	Percent
MEMBERS	Shares	of Total	Total	Callable	Paid-in	Votes	of Total
REGIONAL
Afghanistan	3,585	0.034	47.7	41.3	6.4	42,699	0.321
Armenia	31,671	0.298	421.5	400.4	21.1	70,785	0.532
Australia	614,220	5.773	8,174.3	7,765.5	408.8	653,334	4.913
Azerbaijan	47,208	0.444	628.3	596.8	31.5	86,322	0.649
Bangladesh	108,384	1.019	1,442.4	1,370.3	72.1	147,498	1.109
Bhutan	660	0.006	8.8	8.2	0.5	39,774	0.299
Brunei Darussalam	37,386	0.351	497.5	472.6	24.9	76,500	0.575
Cambodia	5,250	0.049	69.9	64.0	5.8	44,364	0.334
China, People’s Republic of	684,000	6.429	9,102.9	8,647.7	455.3	723,114	5.437
Cook Islands	282	0.003	3.8	3.6	0.2	39,396	0.296
Fiji	7,218	0.068	96.1	91.3	4.8	46,332	0.348
Georgia	36,243	0.341	482.3	458.2	24.2	75,357	0.567
Hong Kong, China	57,810	0.543	769.4	730.9	38.5	96,924	0.729
India	672,030	6.317	8,943.6	8,496.4	447.3	711,144	5.347
Indonesia	578,100	5.434	7,693.6	7,308.8	384.7	617,214	4.641
Japan	1,656,630	15.571	22,047.1	20,944.5	1,102.6	1,695,744	12.751
Kazakhstan	85,608	0.805	1,139.3	1,082.3	57.0	124,722	0.938
Kiribati	426	0.004	5.7	5.4	0.3	39,540	0.297
Korea, Republic of	534,738	5.026	7,116.5	6,760.6	355.9	573,852	4.315
Kyrgyz Republic	31,746	0.298	422.5	401.4	21.1	70,860	0.533
Lao People’s Democratic Republic	1,476	0.014	19.6	18.4	1.2	40,590	0.305
Malaysia	289,050	2.717	3,846.8	3,654.4	192.4	328,164	2.468
Maldives	426	0.004	5.7	5.4	0.3	39,540	0.297
Marshall Islands	282	0.003	3.8	3.6	0.2	39,396	0.296
Micronesia, Federated States of	426	0.004	5.7	5.4	0.3	39,540	0.297
Mongolia	1,596	0.015	21.2	20.2	1.1	40,710	0.306
Myanmar	57,810	0.543	769.4	730.9	38.5	96,924	0.729
Nauru	426	0.004	5.7	5.4	0.3	39,540	0.297
Nepal	15,606	0.147	207.7	197.3	10.4	54,720	0.411
New Zealand	163,020	1.532	2,169.5	2,061.0	108.5	202,134	1.520
Niue	150	0.001	2.0	1.9	0.1	39,264	0.295
Pakistan	231,240	2.174	3,077.4	2,923.5	153.9	270,354	2.033
Palau	342	0.003	4.6	4.3	0.2	39,456	0.297
Papua New Guinea	9,960	0.094	132.6	125.9	6.6	49,074	0.369
Philippines	252,912	2.377	3,365.9	3,197.5	168.3	292,026	2.196
Samoa	348	0.003	4.6	4.4	0.3	39,462	0.297
Singapore	36,120	0.340	480.7	456.7	24.0	75,234	0.566
Solomon Islands	708	0.007	9.4	9.0	0.5	39,822	0.299
Sri Lanka	61,560	0.579	819.3	778.3	41.0	100,674	0.757
Taipei,China	115,620	1.087	1,538.7	1,461.8	76.9	154,734	1.164
Tajikistan	30,402	0.286	404.6	384.3	20.3	69,516	0.523
Thailand	144,522	1.358	1,923.4	1,827.2	96.2	183,636	1.381
Timor-Leste	1,050	0.010	14.0	13.3	0.7	40,164	0.302
Tonga	426	0.004	5.7	5.4	0.3	39,540	0.297
Turkmenistan	26,874	0.253	357.7	339.7	17.9	65,988	0.496
Tuvalu	150	0.001	2.0	1.9	0.1	39,264	0.295
Uzbekistan	71,502	0.672	951.6	904.0	47.6	110,616	0.832
Vanuatu	708	0.007	9.4	9.0	0.5	39,822	0.299
Viet Nam	36,228	0.341	482.1	450.8	31.3	75,342	0.567
Total Regional (Forward)	6,744,135	63.390	$89,753.6	$85,250.9	$4,502.8	8,660,721	65.124

OCR-8

	SUBSCRIBED CAPITAL					VOTING POWER
	Number of	Percent	Par Value Of Shares[1]			Number of	Percent
MEMBERS	Shares	of Total	Total	Callable	Paid-in	Votes	of Total
Total Regional (Forward)	6,744,135	63.390	$89,753.6	$85,250.9	$4,502.8	8,660,721	65.124

NONREGIONAL
Austria	36,120	0.340	480.7	456.7	24.0	75,234	0.566
Belgium	36,120	0.340	480.7	456.7	24.0	75,234	0.566
Canada	555,258	5.219	7,389.6	7,020.0	369.5	594,372	4.469
Denmark	36,120	0.340	480.7	456.7	24.0	75,234	0.566
Finland	36,120	0.340	480.7	456.7	24.0	75,234	0.566
France	247,068	2.322	3,288.1	3,123.6	164.4	286,182	2.152
Germany	459,204	4.316	6,111.3	5,805.6	305.6	498,318	3.747
Ireland	36,120	0.340	480.7	456.6	24.1	75,234	0.566
Italy	191,850	1.803	2,553.2	2,425.5	127.7	230,964	1.737
Luxembourg	36,120	0.340	480.7	456.6	24.1	75,234	0.566
The Netherlands	108,882	1.023	1,449.0	1,376.6	72.5	147,996	1.113
Norway	36,120	0.340	480.7	456.7	24.0	75,234	0.566
Portugal	36,120	0.340	480.7	456.6	24.1	75,234	0.566
Spain	36,120	0.340	480.7	456.7	24.0	75,234	0.566
Sweden	36,120	0.340	480.7	456.7	24.0	75,234	0.566
Switzerland	61,950	0.582	824.5	783.2	41.2	101,064	0.760
Türkiye	36,120	0.340	480.7	456.7	24.0	75,234	0.566
United Kingdom	216,786	2.038	2,885.1	2,740.8	144.3	255,900	1.924
United States	1,656,630	15.571	22,047.1	20,944.5	1,102.6	1,695,744	12.751
Total Nonregional	3,894,948	36.610	51,835.5	49,243.1	2,592.4	4,638,114	34.876
TOTAL	10,639,083	100.000	$141,589.2	$134,494.0	$7,095.2	13,298,835	100.000

Note: Numbers may not sum precisely because of rounding.
[1]
The authorized capital stock of the ADB has a par value of $10,000 in terms of US dollars of the weight and fineness in effect on 31 January 1966. Pending ADB's selection  of  the  appropriate  successor  to  the  1966  dollar,  the  par  value  of  each  share  is  SDR 10,000  for  financial  reporting  purposes. Exchange rate at 31 December 2022 was $1.33084. (Notes B and M)

The accompanying Notes are an integral part of these financial statements (OCR-10).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES

SUPPLEMENTARY INFORMATION ON THE TRANSFER OF ADF LOANS AND OTHER ASSETS TO OCR ON 1 JANUARY 2017

On 1 January 2017, ADB transferred loans and other assets totaling $30,812 million from the Asian Development Fund (ADF) to ordinary capital resources (OCR) in accordance with the Board of Governors’ Resolution No. 372 authorizing the termination of ADF’s lending operations. From then on, concessional lending to lower-income countries continued from the OCR.

The transferred ADF assets comprised loans including accrued interest totaling $27,088 million and liquid assets totaling $3,724 million. Except for the $64 million return of set-aside resources, the rest of the transferred assets was treated as a contribution from ADF to OCR and recognized as a one-time income of $30,748 million in OCR, which has been allocated to ordinary reserves on 1 January 2017, following the adoption of the Board of Governors’ Resolution No. 387 dated 15 March 2017. The contribution part amounting to $30,748 million and the fair value adjustment on the loans amounting to $281 million were recognized as one-time loss of $31,029 million in ADF.

The proportionate share of ADF donors in the transferred assets as of 1 January 2017, taking into account the value of paid-in donor contributions that have been made available for operational commitments which are deemed by ADB to be applied for the transferred assets, was determined in accordance with Article V of the Regulations of the Asian Development Fund. Under Board of Governors’ Resolution No. 372, the proportionate share of an ADF donor will be taken into account in the event of the withdrawal of that donor from ADB and ADB's repurchase of its shares, and in the theoretical termination of ADB operations and liquidation of its assets. The value of each donor’s paid-in contributions was fixed in US dollars based on the special drawing right value of each donor contribution as of 1 January 2017. This was then used to determine the sources of funds in the transferred assets, as summarized in the following table.

OCR-9

Proportionate Share of Funding Sources of the ADF Assets Transferred to OCR

Expressed in Millions of US Dollars
	Proportionate Share
	Amount	%

DONOR CONTRIBUTIONS
Australia	$2,213	7.18
Austria	257	0.83
Belgium	231	0.75
Brunei Darussalam	17	0.06
Canada	1,889	6.13
China, People's Republic of	84	0.27
Denmark	242	0.79
Finland	180	0.58
France	1,270	4.12
Germany	1,679	5.45
Hong Kong, China	93	0.30
India	24	0.08
Indonesia	14	0.05
Ireland	79	0.26
Italy	1,099	3.57
Japan	11,197	36.34
Kazakhstan	4	0.01
Korea, Republic of	484	1.57
Luxembourg	47	0.15
Malaysia	24	0.08
Nauru	0	0.00
The Netherlands	716	2.32
New Zealand	157	0.51
Norway	266	0.86
Portugal	79	0.26
Singapore	18	0.06
Spain	432	1.40
Sweden	436	1.42
Switzerland	359	1.17
Taipei,China	90	0.29
Thailand	15	0.05
Türkiye	114	0.37
United Kingdom	1,440	4.67
United States	4,060	13.18
TOTAL DONOR CONTRIBUTIONS	29,309	95.13
OCR NET INCOME TRANSFERS	1,439	4.67
SET-ASIDE RESOURCES	64	0.20
TOTAL (Note A)	$30,812	100.00

ADF = Asian Development Fund, OCR = ordinary capital resources.
Note: 0 = about $0.3 million and 0.00 = 0.001%.
The accompanying Notes are an integral part of these financial statements (OCR-10).

OCR-10

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO FINANCIAL STATEMENTS
31 December 2022 and 2021

NOTE A—NATURE OF OPERATIONS, TRANSFER OF ADF LOANS AND OTHER ASSETS TO OCR,
    AND LIMITATIONS ON LOANS, GUARANTEES AND EQUITY INVESTMENTS

Nature of Operations

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB’s corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term corporate strategy to 2030—Strategy 2030. Under Strategy 2030, ADB’s vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB will continue to prioritize the region’s poorest and most vulnerable countries.

ADB conducts its operations through the ordinary capital resources (OCR) and Special Funds (See Note S). Mobilizing financial resources, including cofinancing, is another integral part of ADB’s operational activities, where ADB, alone or jointly, administers on behalf of donor’s funds provided for specific uses.

ADB’s OCR operations comprise loans, equity investments, investment in other debt securities, and guarantees. ADB finances its ordinary operations through borrowings, paid-in capital, and reserves.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.

Transfer of ADF Loans and Other Assets to OCR

Effective 1 January 2017, ADB transferred loans and other assets totaling $30,812 million from the Asian Development Fund (ADF) to OCR in accordance with the Board of Governors’ Resolution No. 372. Except for the $64 million return of set-aside resources, the rest of the transferred assets was treated as a contribution from ADF to OCR and was recognized as a one-time income of $30,748 million in OCR (See Note N).

The proportionate share of funding sources of the ADF assets transferred to OCR is shown in OCR-9.

Limitations on Loans, Guarantees, and Equity Investments

Article 12, paragraph 1 of the Charter provides that the total amount of outstanding loans, equity investments, and guarantees made by ADB shall not exceed the total of ADB’s unimpaired subscribed capital, reserves, and surplus, exclusive of the special reserve. ADB’s policy on lending limitations limits the total amount of disbursed loans, disbursed equity investments and related prudential buffer, and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB’s unimpaired subscribed capital, reserves and surplus exclusive of the special reserve. As of 31 December 2022, the total of such loans (including other debt securities), equity investments and related prudential buffers, and guarantees aggregated approximately 77.9% (71.2% – 2021) of the total subscribed capital, reserves, and surplus exclusive of the special reserve.

Article 12, paragraph 3 of the Charter provides that equity investments shall not exceed 10% of the unimpaired paid-in capital actually paid up at any given time together with reserves and surplus, exclusive of the special reserve. As of 31 December 2022, such equity investments represented approximately 3.3% (3.2% – 2021) of the paid-in capital, reserves, and surplus, as defined.

OCR-10

continued

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of OCR are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Functional Currencies and Reporting Currency

The functional currencies of OCR comprise the currencies of all members and special drawing right (SDR) as these are the currencies of the primary economic environments in which ADB operates. The reporting currency is the United States (US) dollar, and the financial statements are reported in US dollars.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions in currencies other than the US dollar to be translated to the reporting currency using exchange rates applicable at the time of transactions. At the end of each accounting month, assets, liabilities, and capital are translated to US dollar using the applicable exchange rates. The translation adjustments, other than those relating to the non-functional currencies, are charged or credited to Accumulated translation adjustments and reported in EQUITY as part of Accumulated other comprehensive loss (Note N).

Valuation of Capital Stock

The authorized capital stock of ADB is defined in Article 4, paragraph 1 of the Charter “in terms of US dollars of the weight and fineness in effect on 31 January 1966” (1966 dollar) and the value of each share is defined as 10,000 1966 dollars. The capital stock had historically been translated into the current US dollar (ADB’s unit of account) on the basis of its par value in terms of gold. From 1973 until 31 March 1978, the rate arrived at on this basis was $1.20635 per 1966 dollar. Since 1 April 1978, at which time the Second Amendment to the Articles of Agreement of the International Monetary Fund (IMF) came into effect, currencies no longer have par values in terms of gold. Pending ADB’s selection of the appropriate successor to the 1966 dollar, the capital stock has been valued for purposes of these financial statements in terms of the SDR at the value in US dollars as determined by the IMF, with each share valued at SDR10,000.

As of 31 December 2022, the value of the SDR in terms of the US dollar was $1.330840 ($1.399580 – 2021) giving a value for each share of ADB’s capital equivalent to $13,308.40 ($13,995.80 – 2021).

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, “Derivatives and Hedging.” ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB’s risk management strategies. All derivative instruments are reported at fair value (FV) and changes in FV have been recognized in net income. ADB records derivatives in the Balance Sheet as either assets or liabilities, consistent with the legal rights and way the instruments are settled. Individual interest rate swaps are recorded on a net basis, while all other swaps, including cross currency and foreign exchange swaps, are recorded on a gross basis.

ADB classifies the cash flows related to nonhedging derivatives in the Statement of Cash Flows in accordance with the nature of the derivative instrument and how it is used in the context of ADB’s operations. Payment for and receipts from derivatives could either be Cash Flows for Investing Activities or Cash Flows from Financing Activities.

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Investments for Liquidity Purpose

All investment securities and time deposits held by ADB are considered to be available for sale (AFS) and are reported at FV. Unrealized gains and losses are reported in EQUITY as part of Accumulated other comprehensive loss. Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED GAINS From investments for liquidity purpose and are measured by the difference between amortized cost and the net proceeds of sales using the specific identification method for internally managed investment portfolio and the weighted average cost method for externally managed investment portfolio.

Interest income on investment securities and time deposits is recognized as earned and reported net of amortization of premiums and discounts.

Securities Transferred Under Repurchase Agreements and Securities Purchased Under Resale Arrangements

Transfer of financial assets are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at FV and cash received as collateral is recorded as a liability. ADB monitors the FV of securities transferred under repurchase agreements and the received collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

Loans — Operations

ADB’s loans are made to or guaranteed by members, with the exception of nonsovereign loans. Loan interest income and loan commitment fees are recognized on accrual basis. In line with ADB’s principle of cost pass-through pricing in regular sovereign loan, the funding cost margin is passed on to Flexible Loan Product (FLP) loan and London interbank offered rate (LIBOR)-based loan (LBL) borrowers as a surcharge or rebate.

It is the policy of ADB to place loans in non-accrual status if the principal, interest, or other charges with respect to any such loans is overdue by more than 180 days or in case of loans that are not yet overdue by more than 180 days, when there is expectation that loan service payment will not be collected when they become due, at the point when such information is known. Once a loan to a borrower is placed in non-accrual status, all other overdue loans to the same borrower will be placed in non-accrual status. On the date a borrower’s loans are placed into non-accrual status, unpaid interest and other charges accrued are deducted from the revenue of the current period. Interest on non-accruing loans is included in revenue only to the extent that payments have actually been received by ADB. Accordingly, loans are reinstated to accrual status when all the principal, interest and other charges due on the loan have been collected. ADB maintains a position of not taking part in debt rescheduling agreements with respect to sovereign loans. In the case of nonsovereign loans, ADB may agree to debt rescheduling only after alternative courses of action have been exhausted.

ADB levies a commitment charge on the undisbursed balance of effective regular sovereign and nonsovereign loans. Unless otherwise provided by the loan agreement, the charges take effect commencing on the 60th day after the loan signing date and are credited to loan income. Front-end fees have been eliminated for sovereign loans negotiated on or after 1 October 2007. However, for loans under contingent disaster financing, the borrower will pay, in lieu of commitment charges, a front-end fee of 0.25% or 0.10% of the committed loan amount depending on contingent disaster financing option, which are deferred and amortized over the life of the loans. Loans under Small Expenditure Financing Facility carries a front-end fee of 0.15% of the facility amount.

ADB charges front-end fees for nonsovereign loans, which are deferred and amortized over the life of the loans after offsetting deferred direct loan origination costs.

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ADB offers loans to its concessional sovereign borrowers at fixed (1.0%, 1.5% or 2.0%) interest rates with repayment over periods ranging from 24 to 40 years. Concessional sovereign loans are not subject to commitment charges.

Allowance for Credit Losses

ADB records an allowance for credit losses over the remaining lifetime of financial assets measured at amortized cost (including loans and held-to-maturity [HTM] debt securities). In addition, a liability is recorded for off-balance sheet credit exposures for undisbursed loan commitments and financial guarantees over the contractual period. ADB estimates the expected credit losses based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The expected credit losses are measured as the product of exposure at default (EAD), probability of default (PD), and loss given default (LGD). When loans are considered impaired, they are individually reviewed and assessed to determine the expected credit losses using appropriate methods, including discounted cash flow method.

The allowance for credit losses and liability for credit losses on off-balance sheet exposures such as guarantees and undisbursed commitments for loans, and HTM debt securities, are reviewed quarterly, and the amount necessary to adjust the allowance and liability for credit losses is reported as Provision (Release of provision) for credit losses in the Statement of Income and Expenses under EXPENSES. ADB elects not to record the allowance on accrued interest receivables as it reverses the accrued interest of the loans under non-accrual status in accordance with its non-accrual policy. Partial or full write-off of financial assets will be deducted from the allowance. Expected recoveries of amounts previously written-off or expected to be written-off are recognized as a negative allowance which does not exceed the aggregate of amounts previously written off and expected to be written off.

ADB uses risk transfer contracts between ADB and third parties such as insurance companies or banks, where the third parties agree to assume a portion of the credit risk in a loan, HTM debt security, or guarantee provided by ADB. A recovery asset related to the risk transfer contracts is recognized at the time of recording of expected credit losses for the loans, HTM debt securities, and guarantees. The recovery asset is reviewed quarterly, and the amount to adjust the recovery asset is reflected in Provision (Release of provision) for credit losses.

When an available-for-sale (AFS) debt security’s fair value is lower than amortized cost, ADB recognizes impairment losses in earnings if ADB has the intent to sell the debt securities or if it is more likely than not that ADB will be required to sell the debt securities before recovery of the amortized cost. When ADB intends to hold and is not required to sell the debt securities, ADB will evaluate to determine if a credit loss exists. Portion of the decline in fair value below amortized cost basis due to credit-related factors will be recognized as an allowance for credit losses with a related charge to Provision for credit losses.

For certain financial assets, such as Due from Banks, Securities Purchased under Resale Arrangements, and Swap related and other collateral, no expected loss is determined based on the credit quality.

Guarantees

ADB provides guarantees under its sovereign and nonsovereign operations. Guarantees are regarded as outstanding when the underlying financial obligation of the borrower is incurred. ADB would be required to perform under its guarantees if the payments guaranteed were not made by the debtor, and the guaranteed party called the guarantee by demanding payments from ADB in accordance with the term of the guarantee.

For guarantees issued and modified on or after 1 January 2003, ADB recognizes at the inception of a guarantee, a liability for the stand-by obligation to perform on guarantees. A front-end fee on guarantees received is deferred and amortized over the term of the guarantee contract. The unamortized balance of the deferred guarantee fee income, and the unamortized balance of the obligation to stand ready, are included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous on the Balance Sheet. ADB also records a liability for the expected credit losses over the contractual period in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposure on the Balance Sheet.

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ADB entered into an exposure exchange agreement (EEA) with another multilateral development bank (MDB). The EEA provides for the simultaneous exchange of credit risk coverage for potential non-accrual events on the exchanged sovereign exposures. In case of non-accrual events, the party providing protection would pay the other counterparty principal or interest for any period the covered exposure is in non-accrual. The EEA transaction is treated as an exchange of two separate financial guarantees (guarantee provided and guarantee received).  Under the EEA, (i) ADB provides a guarantee for the sovereign exposures received from the counterpart MDB (ADB as a seller of protection), and (ii) ADB will receive a guarantee for the sovereign exposures transferred to the counterpart MDB (ADB as a buyer of protection).

Collateral

ADB requires collateral from individual swap counterparties in the form of approved liquid securities or cash to mitigate its credit exposure to these counterparties. ADB records the cash in OTHER ASSETS with a corresponding obligation to return the cash in ACCOUNTS PAYABLE AND OTHER LIABILITIES. Collateral received in the form of liquid securities is disclosed in Note J and not recorded on OCR’s Balance Sheet.

Equity Investments — Operations

Investments in equity securities (except those accounted for under equity method) are reported at FV, with changes in FV reported in the Statement of Income and Expenses under NET UNREALIZED GAINS (LOSSES).

Realized gains and losses are reported in the Statement of Income and Expenses under NET REALIZED GAINS from equity investments – operation and are measured by the difference between cost and sales proceeds. Previously recognized unrealized gains and losses are reversed upon sale of investments.

ADB applies the equity method of accounting to investments where it has the ability to exercise significant influence such as in limited liability partnerships and certain limited liability companies that maintain a specific ownership account for each investor in accordance with ASC 323-30, “Partnerships, Joint Ventures, and Limited Liability Entities” and direct equity investment that fall under the purview of ASC 323, “Investments—Equity Method and Joint Ventures.”

Variable Interest Entities

ADB complies with ASC 810, “Consolidation.” ASC 810 requires an entity to consolidate and provide disclosures for any Variable Interest Entity (VIE) for which it is the primary beneficiary. An entity is subject to the ASC 810 VIE Subsections and is considered a VIE if it (i) lacks equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) if holders of the equity investment at risk lack decision-making rights about the entity’s activities that most significantly impact the entity’s economic performance; or (iii) do not have the obligation to absorb the expected losses or the right to receive the residual returns of the entity proportionally to their voting rights. ASC 810 defines the primary beneficiary as the entity that both has the (i) power to direct the activities that most significantly impact the economic performance of the VIE and the (ii) obligation to absorb losses or the right to receive residual returns of the entity. As of 31 December 2022 and 2021, ADB did not identify any VIE where ADB was the primary beneficiary, requiring consolidation in OCR financial statements.

ADB’s variable interests can arise from equity investments, loans, guarantees, and other contractual agreements that change with the changes in the FV of the VIE’s net assets exclusive of variable interests. ADB is required to disclose information about its involvement in VIEs where ADB holds significant variable interest (See Note T).

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Other Debt Securities — Operations

Investments in other debt securities may be classified as HTM or AFS based on the intent and ability of ADB to hold these securities to maturity. HTM securities are reported at amortized cost while AFS are reported at FV.

Interest income on other debt securities is recognized as earned and reported, net of amortization of applicable premiums and discounts. In cases where front-end fees are collected, the fees are deferred and amortized over the life of the security after offsetting deferred direct origination costs.

Property, Furniture, and Equipment

Land is stated at cost and is not amortized. Buildings and improvements, and office furniture and equipment are stated at cost and depreciated over estimated useful lives on a straight-line basis. Maintenance, repairs, and minor betterments are charged to expense.

Operating Leases

Right-of-use asset mainly pertains to lease of real properties such as offices, buildings and parking lots in field offices. ADB does not have any finance lease. Right-of-use asset is derived from the lease liability, which is the present value of future lease payments using the applicable discount rate, adjusted by prepaid rent and deferred rent. Operating lease expenses are recognized on a straight-line basis.

ADB determines whether a contract contains a lease if the contract conveys the right to control the use of identified property, furniture or equipment for a period of time in exchange for a consideration. ADB has included renewal options in determining the lease term when it is reasonably certain that the renewal option will be exercised. ADB uses its incremental borrowing rate as the discount rate in determining the present value of future lease payments.

Borrowings

Borrowings provide funds for ADB’s operations. ADB diversifies its funding sources across markets, instruments, and maturities. In conjunction, ADB uses currency and interest rate swaps for asset and liability management.

ADB elected to record and report at FV all borrowings that are swapped or are intended to be swapped in the future and selected floating-rate borrowings. This election allows ADB to apply a consistent accounting treatment between borrowings and their related swaps. Changes in FV are reported in the Statement of Income and Expenses under NET UNREALIZED GAINS (LOSSES). ADB measures the portion of the FV change related to ADB’s own credit spread and presents the amount separately in Accumulated other comprehensive loss.

Remaining borrowings continue to be reported at amortized cost. Discounts, premiums and issuance costs associated with new borrowings are deferred and amortized over the period during which the borrowing is outstanding.

Fair Value of Financial Instruments

ASC 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

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Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting Estimates

The preparation of the financial statements requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the year and the reported amounts of revenues and expenses during the year. The actual results could differ from those estimates. Judgments have been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provisions for losses on loans and other exposures (irrevocable commitments and guarantees), the determination of net periodic cost from pension and other postretirement benefits plans, and the present value of benefit obligations.

Accounting and Reporting Developments

In November 2021, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2021-10, “Government Assistance (Topic 832)—Disclosures by Business Entities about Government Assistance”, which requires disclosure by all business entities (except for not-for-profit [NFP] entities and employee benefit plans) that account for a transaction with a government by analogizing a grant or contribution accounting model of NFP entities. The amendment took effect for ADB on 1 January 2022 but did not have material impact on OCR’s financial statements.

In March 2022, the FASB issued ASU 2022-02, “Financial Instruments—Credit Losses (Topic 326)—Troubled Debt Restructuring and Vintage Disclosures”. The amendment eliminates the accounting guidance for loan modifications considered as troubled debt restructurings in Subtopic 310-40, Receivables—Troubled Debt Restructuring by Creditors, and requires an entity to determine whether a loan modification represents a new loan or a continuation of an existing loan under the guidance provided in Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs. The amendment also enhances existing disclosure requirements, introduces new requirements related to loan modifications for borrowers experiencing financial difficulty and requires disclosure of current-period gross write-offs by year of origination for financial receivables in the vintage disclosures. The update is effective for ADB on 1 January 2023. The adoption of this ASU will not have a material impact on OCR’s financial statements.

In June 2022, the FASB issued ASU 2022-03, “Fair Value Measurement (Topic 820)—Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”. The amendment clarifies what contractual sale restrictions of an equity security are inconsistent with the unit of account of the equity security, and, therefore, should not be considered in measuring the fair value. It also clarifies that an entity cannot, as a separate unit of account, recognize and measure certain contractual sale restrictions. The amendments also require certain disclosures for equity securities subject to contractual sales restrictions. The update is effective for ADB on 1 January 2024.  ADB is currently assessing the impact of the ASU on OCR’s financial statements.

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In December 2022, the FASB issued ASU 2022-06, “Reference Rate Reform (Topic 848) —Deferral of the Sunset Date of Topic 848,” with immediate effectivity to extend the optional relief provided in Topic 848 for eligible contracts and transactions affected by reference rate reform from 31 December 2022 to 31 December 2024. ADB has adopted the provisions of Topic 848, and as provided by the Update, will continue monitoring and assessing contract modifications for the use of the optional expedients and exceptions provided as we continue to amend the remaining nonsovereign LBLs and LIBOR-based swaps. ADB does not expect the adoption of this Update to have a significant impact on the financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, ADB considers that its cash and cash equivalents are limited to (i) DUE FROM BANKS, which consist of current accounts in banks used for operational disbursements, receipt of funds from encashment of members’ promissory notes, and clearing accounts; (ii) swap related collateral, which are cash collateral received by ADB from swap counterparties to mitigate ADB’s credit exposure to these counterparties; and (iii) other collateral.

On the face of the cash flow statement, Swap related and other collateral are presented as a separate line item from DUE FROM BANKS as part of beginning and ending balances of total cash. The movements during the period in the swap related collateral account is classified as cash flow from financing activities and other collateral account is classified as cash flow from investing activities.

NOTE C—RESTRICTIONS ON USE OF CURRENCIES OF MEMBERS

In accordance with Article 24, paragraphs 2(i) and (ii) of the Charter, the use by ADB or by any recipient from ADB of certain currencies may be restricted by members to payments for goods or services produced and intended for use in their territories. As of 31 December 2022 and 2021, no member has restricted the use by ADB or by any recipient from ADB.

NOTE D—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

ADB enters into currency and interest rate swaps, and forward rate agreements. Exposure to interest rate risk may be adjusted within defined bands to reflect changing market conditions. These adjustments are made through the purchase and sale of securities.

ADB may engage in securities lending of government or government-related obligations and corporate obligations, for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met. These securities are available to meet ADB’s obligation to counterparties. Included in investments as of 31 December 2022 were securities transferred under securities lending arrangements of government or government-related obligations and corporate obligations totaling $118 million ($167 million – 2021).

ADB records time deposits on the settlement dates and all other investment securities on the trade date. As of 31 December 2022, there were $70 million unsettled sales ($40 million – 2021) included under OTHER ASSETS – Miscellaneous and $94 million unsettled purchases ($269 million – 2021) included under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous.

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The currency composition of the investment portfolio as of 31 December 2022 and 2021 expressed in US dollars is as follows:

($ million)
Currency	2022	2021

US dollar	$20,284	$18,333
Yen	13,673	13,146
Won	5,404	5,427
Singapore dollar	1,321	2,048
Yuan	1,015	1,256
Euro	1,010	641
Others	2,587	2,436
Total	$45,294	$43,287

The FV and amortized cost of the investments by contractual maturity at 31 December 2022 and 2021 are as follows:

($ million)
	2022		2021
	Fair Value	Amortized Cost	Fair Value	Amortized Cost

Due in one year or less	$17,542	$17,576	$16,019	$16,001
Due after one year through five years	24,184	25,273	22,203	22,114
Due after five years through ten years	2,724	3,140	4,107	4,145
Due after ten years through fifteen years	169	171	214	205
Due after fifteen years	675	771	744	746
Total	$45,294	$46,931	$43,287	$43,211

Additional information relating to investments for liquidity purpose in government or government-related obligations and other securities classified as AFS are as follows:

($ million)
	Amortized	Gross Unrealized
	Cost	Gains	Losses	Fair Value
As of 31 December 2022
Government or government- related obligations	$35,337	$19	$(1,266)	$34,090
Other securities
Corporate obligations	4,491	1	(248)	4,244
Asset/Mortgage-backed securities	1,716	1	(145)	1,572
Total	$41,544	$21	$(1,659)	$39,906

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($ million)
	Amortized	Gross Unrealized
	Cost	Gains	Losses		Fair Value
As of 31 December 2021
Government or government- related obligations	$34,830	$232		$(147)	$34,915
Other securities
Corporate obligations	3,694	19		(20)	3,693
Asset/Mortgage-backed securities	1,718	0		(8)	1,710
Total	$40,242	$251	$	(175)	$40,318
0 = less than $0.5 million.

($ million)
For the year ended 31 December	2022	2021

Decrease in net unrealized gains from prior year	$(1,714)	$(542)
Proceeds from sales	5,202	7,321
Gross gain on sales	12	29
Gross loss on sales	(66)	(9)

The table below shows the gross unrealized losses and fair value of investments with unrealized losses aggregated by investment category and length of time that individual securities had unrealized loss position as of 31 December 2022 and 2021. There were 97 government or government-related obligations (21 – 2021),  511 corporate obligations (3 – 2021), and 89 asset-backed/mortgage-backed securities (nil – 2021) that have been in continuous losses for over one year representing 31.66% (9.84% – 2021) of the total investments.

($ million)
	One year or less		Over one year		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
2022
Government or government- related obligations	$13,771	$601	$12,265	$665	$26,036	$1,266
Other securities
Corporate obligations	2,437	89	1,428	159	3,865	248
Asset/Mortgage-backed securities	844	50	646	95	1,490	145
Total	$17,052	$740	$14,339	$919	$31,391	$1,659

2021
Government or government- related obligations	18,069	115	4,254	32	22,323	147
Other securities
Corporate obligations	2,072	20	7	0	2,079	20
Asset/Mortgage-backed securities	1,495	8	–	–	1,495	8
Total	$21,636	$143	$4,261	$32	$25,897	$175
0 = less than $0.5 million.

As of 31 December 2022, ADB had the intent to hold and was not required to sell the AFS debt securities of which the fair value is lower than amortized cost. ADB also assessed and determined that the decline of fair value below the amortized cost basis of the AFS securities was not due to credit-related factors.

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Fair Value Disclosure

The fair value of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 31 December 2022 and 2021 are as follows:

($ million)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
2022
Investments for liquidity purpose
Government or government-related obligations	$34,090	$30,642	$3,448	$–
Time deposits	5,388	–	5,388	–
Other securities	5,816	4,174	1,642	–
Securities transferred under repurchase agreements	987	987	–	–
Securities purchased under resale arrangements	98	–	98	–
Total at fair value	$46,379	$35,803	$10,576	$–

2021
Investments for liquidity purpose
Government or government-related obligations	$34,914	$31,957	$2,957	$–
Time deposits	2,970	–	2,970	–
Other securities	5,403	3,873	1,530	–
Securities transferred under repurchase agreements	498	498	–	–
Securities purchased under resale Arrangements	542	–	542	–
Total at fair value	$44,327	$36,328	$7,999	$–

If available, active market quotes are used to assign fair values to investment securities and related financial assets. These include most government or government-related obligations and corporate obligations. Investments and related financial assets where active market quotes are not available are categorized as Level 2 or Level 3, and valuations are obtained from independent valuation services, custodians, and asset managers, and are based on discounted cash flow model using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities, and unobservable inputs, such as option adjusted spreads, and other techniques. Time deposits are reported at cost, which approximates FV.

NOTE E—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS

ADB has entered into Global Master Repurchase Agreements (GMRA) in which ADB agrees to transfer securities under repurchase agreements. The agreements provide for the right of a party to terminate if any of the specified default and termination events occur and include provisions to offset the sum due from one party against the sum due from the other. All securities transferred under repurchase agreements are investment grade government or government-related securities. ADB monitors periodically the FV of securities transferred against the amount of cash received under the agreement and the counterparty credit exposure against approved limits. ADB only deals with counterparties that meet the required credit rating and have signed a GMRA or its equivalent.

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The gross amounts of PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS subject to enforceable master netting agreements as of 31 December 2022 and 2021 are summarized below.

($ million)
	(a)	(b)		(c) = (a) – (b)
	Gross amount of liabilities presented in the balance sheet	Gross amounts not offset in the balance sheet		Net amount
		Financial instruments	Collateral pledged
2022
Payable under securities repurchase agreement	$988	$987	$–	$1

2021
Payable under securities repurchase agreement	$499	$498	$–	$1

The contractual maturity of payable under securities repurchase agreements as of 31 December 2022 and 2021 are summarized below:

($ million)
	Remaining contractual maturity of the agreements
	1-30 Days	31-90 Days	> 90 Days	Total
2022
Payable under securities repurchase agreement
Government or government-related obligations	$327	$661	$–	$988

Gross amount of recognized liabilities for repurchase agreements disclosed above				988

Amounts related to agreements not included in offsetting disclosure				$–

2021
Payable under securities repurchase agreement
Government or government-related obligations	$499	$–	$–	$499

Gross amount of recognized liabilities for repurchase agreements disclosed above				499

Amounts related to agreements not included in offsetting disclosure				$–

NOTE F—LOANS — OPERATIONS

ADB offers sovereign and nonsovereign loans. Sovereign loans consist of regular loans and concessional loans.

ADB’s available loan products are the Flexible Loan Product (FLP) and the local currency loan (LCL) product. Starting 1 January 2022, the FLP is the primary loan product for sovereign regular OCR and nonsovereign operations which replaced the LBL product.

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ADB provides sovereign regular OCR borrowers of FLP loans with options to manage their interest rate and exchange rate risks, while providing low intermediation risk to ADB. Borrowers may request a conversion of all or any portion of the principal amount of the loan through: (i) currency conversion to an approved currency of all or any portion of the principal amount of the loan whether unwithdrawn or withdrawn and outstanding; (ii) an interest rate conversion of all or any portion of the principal amount of the loan withdrawn and outstanding; and (iii) establishment of an interest rate cap or an interest rate collar on a floating rate applicable to all or any portion of the principal amount of the loan withdrawn and outstanding.

Prior to 1 January 2022, LBL was the primary lending facility of sovereign regular loans. LBL offered borrowers (i) choice of currency and interest rate basis; (ii) flexibility to change the original loan terms (currency and interest rate basis) at any time during the life of the loan; and (iii) options to cap or collar the floating lending rate at any time during the life of the loan. LBL was offered in different currencies including US dollar, Japanese yen, euro, and New Zealand dollar. LBL was also offered to nonsovereign borrowers where ADB applied market-based pricing to determine the lending spread and other fees for each loan. The lending spread was intended to cover ADB’s risk exposure to specific borrowers and projects, while the front-end fee covers the administrative costs incurred during loan origination.

ADB offers LCLs to sovereign and nonsovereign borrowers in different local currencies which ADB can intermediate. ADB responds to the evolving financial needs of borrowers to reduce their currency mismatch in DMCs.

In addition to the FLP loans and LCLs, ADB offers sovereign concessional OCR loans to eligible DMCs. Concessional loans represent the concessional financing to DMCs with (i) per capita gross national income below the International Development Association (IDA) operational cut-off; (ii) least developed countries with per capita gross national income above the IDA operational cut-off; and (iii) per capita gross national income above the IDA operational cut-off with limited or lack of creditworthiness.

Summary statement of loans as of 31 December 2022 which include loans outstanding, undisbursed committed loans, and loans approved not yet committed are shown in OCR-6. The carrying amounts of loan outstanding by loan products as of 31 December 2022 and 2021 are as follows:

($ million)
	Sovereign Loans	Nonsovereign Loans	Total
2022
Flexible loan product	$106,282	$686	$106,968
LIBOR-based loans	–	4,279	4,279
Local currency loans	118	1,548	1,666
Pool-based single currency loans (US$)	324	–	324
Concessional loans[a]	31,613	–	31,613
	138,337	6,513	144,850

Allowance for credit losses	(309)	(426)	(735)
Unamortized direct loan origination cost (front-end fee)—net	252	(42)	210
	(57)	(468)	(525)
Loans Outstanding	$138,280	$6,045	$144,325
a Net of $186 million fair value adjustment.

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($ million)
	Sovereign Loans	Nonsovereign Loans	Total
2021
LIBOR-based loans	$97,631	$5,579	$103,210
Local currency loans	71	1,574	1,645
Pool-based single currency loans (US$)	499	–	499
Concessional loans[a]	32,311	–	32,311
	130,512	7,153	137,665

Allowance for credit losses	(222)	(475)	(697)
Unamortized direct loan origination cost (front-end fee)—net	242	(47)	195
	20	(522)	(502)
Loans Outstanding	$130,532	$6,631	$137,163
a Net of $203 million fair value adjustment.

Prepayments

During 2022, ADB received prepayments for 32 loans (10 loans – 2021) amounting to $714 million ($234 million – 2021), of which $40 million ($8 million – 2021) was for regular sovereign loans, and $674 million was for nonsovereign loans ($226 million – 2021).

Past Due Loans

An analysis of the age of the recorded loans outstanding that are past due as of 31 December 2022 and 2021 is as follows:

($ million)
	Overdue Loan Service Payments
	1-90 Days	91-180 Days	> 180 Days	Total Past Due	Current	Total
2022
Sovereign loans
Regular	$0	$–	$–	$0	$106,724	$106,724
Concessional	2	3	7	12	31,787	31,799
Subtotal	2	3	7	12	138,511	138,523
Nonsovereign loans	15	7	57	79	6,434	6,513
Total	$17	$10	$64	$91	$144,945	145,036
Fair value adjustment on concessional loans						(186)
Allowance for credit losses						(735)
Unamortized loan origination cost—net						210
Loans Outstanding						$144,325
0 = less than $0.5 million.
Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $1,156 million.

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($ million)
	Overdue Loan Service Payments
	1-90 Days	91-180 Days	> 180 Days	Total Past Due	Current	Total
2021
Sovereign loans
Regular	$–	$–	$–	$–	$98,201	$98,201
Concessional	2	0	–	2	32,512	32,514
Subtotal	2	0	–	2	130,713	130,715
Nonsovereign loans	8	11	26	45	7,108	7,153
Total	$10	$11	$26	$47	$137,821	137,868
Fair value adjustment on concessional loans						(203)
Allowance for credit losses						(697)
Unamortized loan origination cost—net						195
Loans Outstanding						$137,163
0 = less than $0.5 million.
Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $305 million.

Loans in Non-Accrual Status

The following table provides a summary of financial information related to loans in non-accrual status:

($ million)
	2022	2021
As of 31 December:
Amortized cost basis of loans in non-accrual status[a]
Sovereign
Regular	$–	$–
Concessional	525	–
Nonsovereign	180	194
Total	$705	$194

Loans past due for more than 90 days not in non-accrual status
Sovereign
Regular	$–	$–
Concessional	–	0
Nonsovereign	1	5
Total	$1	$5

For the years ended 31 December:
Interest income recognized on payments received for loans in non-accrual status
Sovereign
Regular	$–	$–
Concessional	–	–
Nonsovereign	8	8
Total	$8	$8
0 = less than $0.5 million.
a A loan loss provision has been recorded against each of the loans in non-accrual status.

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Fair Value Adjustment on Concessional Loans

On 1 January 2017, concessional loans from ADF were transferred to OCR at FV. The FV of the ADF loan was approximated by the nominal value of the loan outstanding amount adjusted for credit risk, which was measured by the expected loss of the ADF loan portfolio based on ADB credit risk management framework.

The FV adjustment of concessional loans transferred was $281 million. The FV adjustment is recognized as income over the life of the loans based on the maturity structure of the transferred loans and as the loan service payments are received. As of 31 December 2022, the unamortized balance of the FV adjustment on concessional loans was $186 million.

Credit Quality Information

ADB is exposed to credit risks in the loan portfolio if a borrower defaults or its creditworthiness deteriorates. Credit risks represent the potential loss due to possible nonperformance by borrowers under the terms of the contract. ADB manages credit risk for lending operations by monitoring creditworthiness of the borrowers and the capital adequacy framework.

ADB monitors credit quality of the loans by assigning a risk rating to each loan on an internal scale from 1 to 14 with 1 denoting the lowest expectation of credit risk and 14 denoting that the borrower has defaulted. The rating scale corresponds to the rating scales used by international rating agencies. For sovereign loans, ADB has a process of assigning internal ratings to provide more accurate inputs for risk measurements. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit quality in the portfolio.

The amortized cost basis by origination year and internal risk rating for loans as of 31 December 2022 and 2021 is as follows:

($ million)
		31 December 2022
		Origination Year						Private sector programs	Total

Risk Class	Risk Rating	2022	2021	2020	2019	2018	Prior
Sovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	$668	$5,328	$12,524	$4,145	$5,144	$42,483	$–	$70,292
Medium credit risk	6–8 (BB+ to BB–)	426	1,893	1,421	1,296	1,481	19,094	–	25,611
Significant credit risk	9–11 (B+ to B–)	1,220	752	2,680	1,581	1,966	10,871	–	19,070
High credit risk	12–14 (CCC+ to D)	2,051	1,492	1,790	2,546	839	14,898	–	23,616
Total Sovereign Loans		4,365	9,465	18,415	9,568	9,430	87,346	–	$138,589

Nonsovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	152	47	190	23	–	1,216	–	1,628
Medium credit risk	6–8 (BB+ to BB–)	330	205	469	227	528	588	36	2,383
Significant credit risk	9–11 (B+ to B–)	41	216	24	466	474	407	146	1,774
High credit risk	12–14 (CCC+ to D)	3	20	–	24	90	549	–	686
Total Nonsovereign Loans		526	488	683	740	1,092	2,760	182	6,471
Total		$4,891	$9,953	$19,098	$10,308	$10,522	$90,106	$182	$145,060
Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $1,156 million.

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continued

($ million)
		31 December 2021
								Private sector programs
		Origination Year
Risk Class	Risk Rating	2021	2020	2019	2018	2017	Prior		Total
Sovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	$849	$11,803	$3,227	$4,714	$5,568	$40,112	$–	$66,273
Medium credit risk	6–8 (BB+ to BB–)	1,747	1,213	937	1,108	2,388	18,000	–	25,393
Significant credit risk	9–11 (B+ to B–)	1,288	3,885	3,341	1,816	3,135	17,545	–	31,010
High credit risk	12–14 (CCC+ to D)	223	356	381	332	425	6,361	–	8,078
Total Sovereign Loans		4,107	17,257	7,886	7,970	11,516	82,018	–	130,754

Nonsovereign Loans:
Low credit risk	1–5 (AAA to BBB–)	51	145	537	19	559	779	–	2,090
Medium credit risk	6–8 (BB+ to BB–)	108	506	570	705	362	475	19	2,745
Significant credit risk	9–11 (B+ to B–)	137	40	170	542	172	405	140	1,606
High credit risk	12–14 (CCC+ to D)	40	–	24	76	37	488	–	665
Total Nonsovereign Loans		336	691	1,301	1,342	1,130	2,147	159	7,106
Total		$4,443	$17,948	$9,187	$9,312	$12,646	$84,165	$159	$137,860
Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $305 million.

ADB’s private sector programs include the Trade and Supply Chain Finance and Microfinance programs. For the year ended 31 December 2022, one private sector programs guarantee amounting to $17 million was converted to term loan (nil – 2021).  The converted loan was fully repaid in 2022.

ADB’s internal risk ratings are reviewed at least annually for sovereign and nonsovereign exposures and may be revised based on the availability of new/updated information. ADB’s internal risk ratings are mapped into the corresponding PD for sovereign and nonsovereign borrowers based on ADB’s risk rating model.

As of 31 December 2022, ADB’s loan and guarantee portfolios had a significant concentration of credit risk to Asia and the Pacific region. The credit exposure determined based on FV amounted to $146,560 million ($141,154 million – 2021).

Allowance for Credit Losses

The allowance for credit losses is estimated over the remaining contractual term (lifetime) of the loan and recorded at signing of the loan agreement. EAD for the outstanding principal balances over the remaining lifetime is estimated based on the contractual amortization schedule and projected prepayments considering historical experience. Estimating the lifetime expected loss is broken down into two periods: reasonable and supportable period which is based on reasonable forecasts of future credit quality; and the reversion and post-reversion period which is based on historical loss experience.

Credit quality and default probabilities are estimated to move in conjunction with the credit cycle as such, expected losses from default move in line with credit trends and current economic conditions. A reasonable and supportable period of three years is used, based on the availability of macroeconomic variables, while a reversion period of four years is used, based on the cyclical credit upturns and downturns of the economy.

Sovereign loans have credit risk that a sovereign borrower or guarantor will default on its loan or guarantee obligations. ADB’s sovereign regular OCR loan operations have experienced no loss of principal. Sovereign borrowers that previously had delayed payments eventually repaid and returned their loans to accrual status. Nonsovereign loans have credit risk that a borrower will default on loan or guarantee obligations for which ADB does not have recourse to a sovereign entity. While the balance of nonsovereign loans is smaller than the sovereign loans, the credit risks could be larger.

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continued

In estimating the PD, ADB considered past events such as historical default frequencies as reported by multilateral development banks and international rating agencies, current risk rating, and reasonable and supportable forecasts of macroeconomic factors such as nominal GDP, per capita GDP, budget balance, international reserves, and others. Sovereign PD is based on sovereign borrowers’ historical default data to multilateral development banks. Sovereign LGD is calculated based on non-accrual data from the historical default experiences. Nonsovereign PD and LGD are published by leading international rating agencies. PDs for sovereign loans, and PDs and LGDs for nonsovereign loans are updated annually.

For sovereign LGD, ADB has a different loss experience compared with commercial lenders in a sovereign default event as evidenced in its historical non-accrual events. Historically, the sovereign loans put under non-accrual status were eventually fully repaid and ADB has not written off any sovereign loans except for those under the Heavily Indebted Poor Countries Initiative (HIPC) launched by the IDA and IMF. However, ADB does not charge interest on overdue interest payments during the arrears period. Therefore, LGD for sovereign loans is calculated as the estimated time value of money loss from the expected delay in loan service payments.

When loans are considered impaired, they are individually reviewed and assessed to determine the expected credit losses using appropriate methods, including discounted cash flow method.

Rollforward of the Allowance for Credit Losses

The changes in the allowance for credit losses on loans outstanding for the years ended 31 December 2022 and 2021, are as follows:

($ million)
	2022			2021
	Sovereign Loans	Nonsovereign Loans	Total	Sovereign Loans	Nonsovereign Loans
						Total

Beginning balance	$222	$475	$697	$220	$525	$745
Provision (Release of provision)	87	(49)	38	5	(50)	(45)
Write off	–	–	–	(3)[a]	–	(3)
Ending balance	$309	$426	$735	$222	$475	$697
a Represents write off of provision for HIPC debt relief to Afghanistan.

For the year ended 31 December 2021, one nonsovereign loan was considered as troubled debt restructuring and has been modified and restructured through deferral of interest and principal repayments. As of 31 December 2021, outstanding amount for the restructured loan is $54 million, net of $20 million allowance for credit losses, with no undisbursed commitments. There was no change in level of allowance for credit losses after the loan was restructured. For the year ended 31 December 2022, no loan modification or restructuring was considered as troubled debt restructuring.

Liability for Credit Losses

ADB recognizes expected credit losses for undisbursed loan commitments as these cannot be cancelled by ADB unconditionally. EAD for undisbursed commitments is estimated based on projected disbursements, prepayments, cancellations considering historical experience, and contractual amortization schedule. The credit losses are determined based on the same methodology that is used for loans. As of 31 December 2022, the amount of liability for credit losses on undisbursed loan commitments was $65 million ($58 million – 2021) and reported under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

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continued

Fair Value Disclosure

ADB does not sell its sovereign loans. As of 31 December 2022 and 2021, all loans are carried at amortized cost.

The carrying amount and FV of loans outstanding at 31 December 2022 and 2021 are as follows:

($ million)
	2022		2021
	Carrying Value	Fair Value	Carrying Value	Fair Value

Sovereign – Regular	$106,827	$106,614	$98,352	$98,264
Sovereign – Concessional	31,453	31,453	32,180	32,180
Nonsovereign	6,045	6,022	6,631	6,699
Total	$144,325	$144,089	$137,163	$137,143

The FV hierarchy of ADB loans as of 31 December 2022 and 2021 is as follows:

($ million)
	2022	2021
Level 1	$–	$–
Level 2	–	–
Level 3	144,089	137,143
Total fair value	$144,089	$137,143

Cofinancing

ADB functions as lead lender in cofinancing arrangements with other participating financial institutions who also provide funds to ADB’s sovereign and nonsovereign borrowers. In such capacity, ADB provides loan administration services, which include loan disbursements and/or loan collections. The participating financial institutions have no recourse to ADB for their outstanding loan balances. These loans are not recorded in OCR’s Balance Sheet.

Loans administered by ADB on behalf of participating institutions during the years ended 31 December 2022 and 2021 are as follows:

($ million)
	2022		2021
	Amount	No. of Loans	Amount	No. of Loans
Sovereign loans	$4,440	60	$2,842	57
Nonsovereign loans	2,485	74	2,558	69
Total	$6,925	134	$5,400	126

NOTE G—GUARANTEES — OPERATIONS

ADB provides project guarantees and guarantees under its private sector programs. While counter-guarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counter-guarantee. ADB also seeks risk-sharing arrangements that set ADB’s net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counter-guarantee takes the form of a counter-guarantor’s agreement to indemnify ADB for any payment it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

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continued

Tenors of guarantees are subject to risk considerations and market conditions. They should normally not exceed the maximum tenor of ADB’s ordinary capital resources lending operations, as may be adjusted from time to time, and there is no minimum tenor. In some cases however, guarantees may be for short tenors if the underlying obligations are short term, such as trade-related products.

The maximum potential exposure and outstanding amounts of these guarantee obligations as of 31 December 2022 and 2021 covered:

($ million)
	2022		2021
	Maximum Potential Exposure	Outstanding Amount	Maximum Potential Exposure	Outstanding Amount
Project
Sovereign
with counterguarantee	$22	$–	$333	$328
without counterguarantee[a]	3,073	2,930	1,517	1,462
	3,095	2,930	1,850	1,790
Nonsovereign
with counterguarantee	96	44	126	62
without counterguarantee	92	44	85	32
	188	88	211	94
Subtotal	3,283	3,018	2,061	1,884

Private Sector Programs
Nonsovereign
with counterguarantee	842	842	804	804
without counterguarantee	1,111	1,111	1,323	1,323
Subtotal	1,953	1,953	2,127	2,127

Total	$5,236	$4,971	$4,188	$4,011
a Including exposure exchange agreement amounting to $2,500 million ($1,000 million – 2021).

The maximum potential exposure represents the undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed and outstanding as of the end of the year, exclusive of the standby portion.

As of 31 December 2022 and 2021, one credit guarantee with nonsovereign counter-guarantee had collateral from a counter-guarantor.1

ADB entered into an EEA with another MDB which is recognized as financial guarantees in the financial statements. As of 31 December 2022, outstanding amount of guarantee provided under EEA amounted to $2.5 billion ($1 billion – 2021).

[1]
ADB provides two primary guarantee products – a credit guarantee and a political risk guarantee. ADB’s credit guarantee is designed as credit enhancements for eligible projects to cover risks that the project and its commercial cofinancing partners cannot easily absorb or manage on their own. ADB also provides political risk guarantees to cover specifically defined political risks such as expropriation, currency inconvertibility or non-transfer. Reducing these risks can make a significant difference in mobilizing private sector financing for projects.

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continued

As of 31 December 2022, a total liability of $167 million ($92 million – 2021) relating to standby ready obligations for eight credit risk guarantees (eight – 2021) and one political risk guarantees (two – 2021) is reported in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous on the Balance Sheet for all guarantees issued after 31 December 2002. Of this amount, $130 million ($51 million – 2021) pertains to EEA.

Credit Quality Information

For guarantees, each transaction is reviewed and assigned a rating based on the same methodology as the loans, that is broadly aligned with the rating approach of international rating agencies (See Note F). The risk ratings are used to monitor the credit quality of guarantees.

Liability for Credit Losses

ADB recorded a liability for estimated expected credit losses on off-balance sheet credit exposures over the contractual lifetime of guarantees. The credit losses are estimated based on the same methodology that is used for loans (See Note F). The liability for credit losses on off-balance sheet exposures for guarantees is reviewed quarterly, and the amount to adjust the liability is recorded in the Statement of Income and Expenses as Provision for credit losses.

As of 31 December 2022, a liability of $38 million ($94 million – 2021) for the expected credit losses from guarantees have been included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure

As of 31 December 2022 and 2021, all of ADB’s future guarantee receivables and guarantee liabilities are classified as Level 3 within the FV hierarchy.

Future guarantee receivables and guarantee liabilities are stated at discounted present value using significant unobservable inputs such as discount rates applicable to individual guarantee contracts that are internally determined and are classified under Level 3. An increase (decrease) in discount rates generally results in a decrease (increase) in the FV of the guarantees.

The valuation technique and significant unobservable quantitative input for guarantee receivables/ guarantee liabilities classified as Level 3 as of 31 December 2022 and 2021 are summarized below:

	Unobservable	Range (Average)[a]
Valuation Technique	Inputs	2022	2021
Discounted cash flows	Discount rates	2.22% to 4.43% (2.61%)	2.22% to 4.43% (2.83%)
a Average represents the arithmetic average of the unobservable inputs.

The following table presents the changes in the carrying amounts of ADB’s Level 3 future guarantee receivable/liability for the years ended 31 December 2022 and 2021:

($ million)
	2022	2021
Balance, 1 January	$92	$99
Issuances	110	25
Amortization	(35)	(32)
Balance, 31 December	$167	$92
Note: There were no realized/unrealized gains and losses included in earnings and other comprehensive income.

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continued

NOTE H—EQUITY INVESTMENTS — OPERATIONS

ADB’s equity investments may be in the form of direct equity investments (e.g. common, preferred, or other capital stock) or through private equity funds.

Breakdown of equity investments as of 31 December 2022 and 2021 are as follows:

($ million)
	2022	2021

Equity method	$1,040	$973
Fair value method	398	349
Total	$1,438	$1,322

Additional information relating to equity investments reported at FV as of 31 December 2022 and 2021 is as follows:

($ million)
	2022	2021
As of 31 December
Cost	$390	$338
Fair value	398	349
Gross unrealized gains	87	99
Gross unrealized losses	(79)	(88)

For the years ended 31 December:
Net unrealized losses	(3)	(118)
Net realized gains	71	127
Net gains	68	9
As of 31 December 2022, approved equity investments that have not been committed/signed amounted to $110 million ($45 million – 2021) and committed/signed equity investments that have not been disbursed amounted to $536 million at 31 December 2022 ($634 million – 2021).

Fair Value Disclosure

ADB’s equity investments reported at FV as of 31 December 2022 were $398 million ($349 million – 2021). Equity investments with readily determinable market prices are valued using quoted prices in active markets and are classified as Level 1. Equity investments valued using inputs other than quoted prices within Level 1 that are observable, such as prices of recent investments, are classified as Level 2. Equity investments valued with financial models using unobservable inputs are classified as Level 3.

The FV hierarchy of ADB’s equity investments at FV as of 31 December 2022 and 2021 is as follows:

($ million)
	2022	2021

Level 1	$91	$114
Level 2	113	41
Level 3	194	194
Total equity investments at fair value	$398	$349

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The valuation techniques and significant unobservable inputs for equity investments classified as Level 3 as of 31 December 2022 and 2021 are presented below.

Valuation Technique	Fair Value ($ million)	Unobservable Inputs	Range (Weighted Average)[a]
2022
Discounted cash flow	$25	Discount rate WACC	16.30% – 26.15% (19.33%) (15.90%)
Comparable valuations	82	Price-to-book multiples EV/EBITDA	0.50x – 0.90x (0.70x) (5.80x)
Net asset value	53	Discount	(40%)
Other techniques	34
	$194

2021
Discounted cash flow	$30	Discount rate	12.40% – 23.00% (15.58%)
Comparable valuations	112	Price-to-book multiples EV/EBITDA	0.50x – 1.40x (0.96x) (7.70x)
Net asset value	42	Discount	(50%)
Other techniques	10
	$194
EV/EBITDA = enterprise value/earnings before interest, taxes, depreciation, and amortization. WACC = weighted average cost of capital.
a Unobservable inputs were weighted by the relative fair value of the instruments.

An increase (decrease) in the discount rate, independently, will decrease (increase) the FV of equity investments. Conversely, significant increase (decrease) in price-to-book multiples, price-to-earnings multiples and EV/Revenue will generally increase (decrease) the FV of the equity investments. The valuation technique used for one Level 2 and three Level 3 equity investments was changed in 2022 (one Level 2 and one Level 3 – 2021) to reflect a more relevant FV measurement.

The following table presents the changes in the carrying amounts of ADB’s Level 3 equity investments for the years ended 31 December 2022 and 2021:

($ million)
	Equity investments under FV Method
	2022	2021

Balance, beginning of year	$194	$189
New Level 3 equity investment	3	21
Disbursement	4	–
Divestment	(5)	–
Reclassified out of Level 3	(30)	–
Total unrealized (losses) gains
Included in earnings[a]	34	(11)
Included in other comprehensive loss[b]	(6)	(5)
Balance, end of year	$194	$194

The amount of total gains (losses) for the year included in earnings attributable to the change in unrealized gains or losses relating to assets still held at reporting date[a]	$34	$(11)
a Included in net unrealized gains (losses) (OCR-2).
b Included in accumulated translation adjustments (Note N).

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NOTE I—OTHER DEBT SECURITIES — OPERATIONS

ADB’s financial assistance to DMCs may be made by way of subscription to an entity’s debt instruments such as bonds and debentures issued for the purpose of financing development projects. As of 31 December 2022 and 2021, AFS and HTM other debt securities are as follows:

($ million)
	2022	2021
Available for sale	$40	$44
Held-to-maturity	587	791
	627	835
Allowance for credit losses	(5)	(12)
Total	$622	$823

The amortized cost and FV of the outstanding other debt securities by contractual maturity as of 31 December 2022 and 2021 are presented below:

($ million)
	2022		2021
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$183	$204	$196	$225
Due after one year through five years	375	370	548	553
Due after five years through ten years	73	58	87	92
Total	$631	$632	$831	$870

Credit Quality Information

For HTM debt securities, each transaction is reviewed and assigned a rating based on the same methodology as the loans, that is broadly aligned with the rating approach of international rating agencies (See Note F). The risk ratings are used to monitor the credit quality of HTM debt securities.

The amortized cost basis by origination year and internal risk rating for HTM debt securities as of 31 December 2022 and 2021 is as follows:

($ million)
		31 December 2022
		Origination Year
Risk Class	Risk Rating	2021	2020	2019	2018	Total

Low credit risk	1-5 (AAA to BBB–)	$–	$–	$–	$–	$–
Medium credit risk	6-8 (BB+ to BB–)	60	76	215	229	580
Significant credit risk	9-11 (B+ to B–)	–	4	3	–	7
High credit risk	12-14 (CCC+ to D)	–	–	–	–	–
Total		$60	$80	$218	$229	$587
Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $10 million.

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($ million)
		31 December 2021
		Origination Year
Risk Class	Risk Rating	2021	2020	2019	2018	Total

Low credit risk	1-5 (AAA to BBB–)	$–	$–	$–	$–	$–
Medium credit risk	6-8 (BB+ to BB–)	13	99	258	338	708
Significant credit risk	9-11 (B+ to B–)	–	77	6	–	83
High credit risk	12-14 (CCC+ to D)	–	–	–	–	–
Total		$13	$176	$264	$338	$791
Note: The amount of accrued interest excluded from the amortized cost basis in the above table is $15 million.

Internal risk ratings of HTM debt securities are updated annually and may be revised based on the availability of new/updated information. Internal risk ratings are mapped into the corresponding probability of default for issuers of HTM debt securities based on ADB’s risk rating model.

Allowance for Credit Losses

Expected credit loss is measured as the product of the EAD, the PD, and the LGD. EAD for HTM debt securities are based on amortized costs. Recognition and measurement of expected credit loss for HTM debt securities follows the same assumptions, procedure and timing as expected credit loss for loans (See Note F).

Rollforward of the Allowance for Credit Losses

The changes in the allowance for credit losses on outstanding other debt securities during the years ended 31 December 2022 and 2021 are as follows:

($ million)
	2022	2021

Balance, beginning of year	$12	$19
Release of provision	(7)	(7)
Balance, end of year	$5	$12

Past Due Status and Non-Accrual Status

ADB places HTM debt securities in non-accrual status when the principal, interest, or other charges are overdue by more than 180 days or in case of securities that are not yet overdue by more than 180 days, when there is expectation that interest and other charges will not be collected when they become due, at the point when such information is known. Interest on non-accruing HTM debt securities is included in revenue only to the extent that payments have been received by ADB.

As of 31 December 2022 and 2021, there are no HTM debt securities that are past due or in non-accrual status.

Liability for Credit Losses

ADB recorded a liability for estimated expected credit losses on off-balance sheet credit exposures over the undisbursed portion of HTM debt securities. The credit losses are estimated based on the same methodology that is used for loans (See Note F). The liability for credit losses on off-balance sheet exposures for HTM debt securities is reviewed quarterly, and the amount to adjust the liability is recorded in net income as Provision for credit losses.

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As of 31 December 2022, the amount of liability for credit losses on undisbursed HTM debt securities commitments was $1 million ($2 million – 2021) and reported under ACCOUNTS PAYABLE AND OTHER LIABILITIES – Liability for credit losses on off-balance sheet exposures in the Balance Sheet.

Fair Value Disclosure

The hierarchy of FV of ADB’s other debt securities as of 31 December 2022 and 2021 is as follows:

($ million)
	2022	2021

Level 1	$39	$62
Level 2	–	–
Level 3	593	808
Total at fair value	$632	$870

There is no AFS other debt security classified as Level 3 as of 31 December 2022 and 2021.

The following table presents the changes in the carrying amounts of ADB’s Level 3 other debt securities at fair value method for the year ended 31 December 2021:

($ million)
2021

Balance, beginning of year	$34
Purchases	–
Transfer into Level 3	–
Divestment	(30)
Total unrealized (losses) gains included in accumulated other comprehensive income[a]	(4)
Balance, end of year	$–
The amount of total gains for the period included in other comprehensive income attributable to the change in net unrealized gains or losses[b] relating to assets still held at the reporting date	$–
a  Included in unrealized holding gains from other debt securities — operations and accumulated translation adjustments (Note N).
b  Included in unrealized holding gains from other debt securities — operations (Note N).

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Additional information relating to other debt securities classified as AFS are as follows:

($ million)
	2022	2021
As of 31 December
Amortized cost	$44	$40
Fair value	40	44
Gross unrealized gains	0	4
Gross unrealized losses	(4)	–

For the year ended 31 December
Change in net unrealized gains or losses from prior year	(8)	(3)
Proceeds from sales	–	49
Gross gain on sales	–	18
0 = less than $0.5 million.

NOTE J—DERIVATIVE INSTRUMENTS

ADB uses derivative instruments such as interest rate swaps, currency swaps, and foreign exchange swaps and forwards for asset and liability management of individual positions and portfolios. The FV of outstanding currency and interest rate swap agreements is determined at the estimated amount that ADB would receive or pay to terminate the agreements using market-based valuation models. The basis of valuation is the present value of expected cash flows based on market data.

Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Borrowings are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific borrowings. The terms of ADB’s interest rate swap, and currency swap agreements usually match the terms of particular borrowings. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Investments for liquidity purpose are interest rate, currency and foreign exchange swaps that ADB has entered into for the purpose of hedging specific investments. Included in DERIVATIVE ASSETS/DERIVATIVE LIABILITIES – Loans – Operations are interest rate and currency swaps that ADB has entered into for the purpose of hedging specific loans or a portfolio of loans. The loan related swaps were executed to better align the composition of certain outstanding loans with funding sources and future requirements.

Future dated derivatives as of 31 December 2022 amounted to $349 thousand for derivative assets ($44 million – 2021) and $411 thousand for derivative liabilities ($1 million – 2021).

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Fair Value Disclosure

The FV hierarchy of ADB’s derivatives and the balance sheet location as of 31 December 2022 and 2021 are as follows:

($ million)
	Balance Sheet	Fair Value Measurements
	Location	Total	Level 1	Level 2	Level 3
2022
Assets
Borrowings related derivatives	Derivative Assets
Currency swaps	- Borrowings	$49,933	$–	$47,477	$2,456
Interest rate swaps		137	–	137	–
Investments related derivatives	Derivative Assets
Currency swaps	- Investments for liquidity purpose	17,091	–	17,091	–
Interest rate swaps		366	–	366	–
Foreign exchange swaps		7,717	–	7,717	–
Foreign exchange forward		149	–	149	–
Loans related derivatives	Derivative Assets
Currency swaps	- Loans ─ Operations	17,677	–	17,677	–
Interest rate swaps		366	–	366	–
Total assets at fair value		$93,436	$–	$90,980	$2,456

Liabilities
Borrowings related derivatives	Derivative Liabilities
Currency swaps	- Borrowings	$56,790	$–	$56,790	$–
Interest rate swaps		6,774	–	6,773	1
Investments related derivatives	Derivative Liabilities
Currency swaps	- Investments for liquidity purpose	15,531	–	15,531	–
Interest rate swaps		247	–	247	–
Foreign exchange swaps		8,292	–	8,292	–
Foreign exchange forward		142	–	142	–
Loans related derivatives	Derivative Liabilities
Currency swaps	- Loans ─ Operations	15,045	–	13,920	1,125
Interest rate swaps		144	–	144	–
Total liabilities at fair value		$102,965	$–	$101,839	$1,126

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($ million)
	Balance Sheet Location	Fair Value Measurements
		Total	Level 1	Level 2	Level 3
2021
Assets
Borrowings related derivatives	Derivative Assets
Currency swaps	- Borrowings	$48,307	$–	$45,397	$2,910
Interest rate swaps		1,275	–	1,273	2
Investments related derivatives	Derivative Assets
Currency swaps	- Investments for	15,013	–	15,013	–
Interest rate swaps	liquidity purpose	32	–	32	–
Foreign exchange swaps		9,974	–	9,974	–
Foreign exchange forward		157	–	157	–
Loans related derivatives	Derivative Assets
Currency swaps	- Loans ─ Operations	17,821	–	17,821	–
Interest rate swaps		281	–	281	–
Total assets at fair value		$92,860	$–	$89,948	$2,912

Liabilities
Borrowings related derivatives	Derivative Liabilities
Currency swaps	- Borrowings	$49,452	$–	$49,452	$–
Interest rate swaps		791	–	791	0
Investments related derivatives	Derivative Liabilities
Currency swaps	- Investments for	14,596	–	14,596	–
Interest rate swaps	liquidity purpose	39	–	39	–
Foreign exchange swaps		9,789	–	9,789	–
Foreign exchange forward		158	–	158	–
Loans related derivatives	Derivative Liabilities
Currency swaps	- Loans ─ Operations	17,047	–	15,786	1,261
Interest rate swaps		75	–	75	–
Total liabilities at fair value		$91,947	$–	$90,686	$1,261
0 = less than $0.5 million.

ADB uses discounted cash flow models in determining FV of derivatives. Market inputs, such as yield curves, foreign exchange (FX) rates, cross currency basis spreads, yield basis spread, interest rates and FX volatilities and correlation are obtained from pricing services and brokers and applied to the models. ADB has a process to validate the appropriateness of the models and inputs in determining the hierarchy levels. This involves evaluating the nature of rates and spreads to determine if they are indicative and binding.

The valuation technique and quantitative information on significant unobservable inputs used in valuing ADB’s derivative instruments classified as Level 3 as of 31 December 2022 and 2021 are presented below:

Valuation	Unobservable	Range (Weighted Average)[a]
Technique	Inputs	2022	2021
Discounted cash flows	Basis swap spreads	-0.32% to 15.67% (0.64%)	-1.14% to 6.33% (0.18%)

a Unobservable inputs were weighted by the relative fair value of the instruments.

A significant increase (decrease) in the basis swap spread will generally decrease (increase) the FV of derivatives.

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The following tables present the changes in the carrying amounts of ADB’s Level 3 derivative assets and derivative liabilities for the years ended 31 December 2022 and 2021:

($ million)
	Borrowings related derivatives		Loans related derivatives
	Assets	Liabilities	Assets	Liabilities
2022
Balance, beginning of year	$2,912	$(0)	$–	$(1,261)
Total realized/unrealized (losses) gains
Included in earnings[a]	(141)	(1)	–	45
Included in other comprehensive loss[b]	(228)	0	–	76
Issuances	939	–	–	(152)
Maturities/Redemptions	(1,026)	–	–	167
Balance, end of year	$2,456	$(1)	$–	$(1,125)

The amount of total (losses) gains for the year included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$(132)	$(1)	$–	$45

2021
Balance, beginning of year	$3,159	$(0)	$–	$(1,082)
Total realized/unrealized (losses) gains
Included in earnings[a]	(192)	(0)	–	34
Included in other comprehensive loss[b]	(462)	0	–	95
Issuances	1,678	–	–	(371)
Maturities/Redemptions	(1,271)	–	–	63
Balance, end of year	$2,912	$(0)	$–	$(1,261)

The amount of total (losses) gains for the year included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$(125)	$(0)	$–	$33
0 = less than $0.5 million.
a  Included in net unrealized gains (losses) (OCR-2).
b  Included in accumulated translation adjustments (Note N).

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Effect of Derivative Instruments on the Statement of Income and Expenses

ADB reports changes in the FV of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

($ million)
	Location of Gain (Loss) recognized in Income (Expenses) on Derivatives	Amount of Gain (Loss) recognized in Income (Expenses) on Derivatives
		2022	2021
Borrowings related derivatives
Currency swaps	Borrowing and related expenses	$21	$673
	Net Realized Gains	(12)	0
	Net Unrealized Gains (Losses)	(3,386)	(2,056)
Interest rate swaps	Borrowing and related expenses	(285)	963
	Net Unrealized Gains (Losses)	(6,358)	(2,384)
Foreign exchange swaps	Borrowing and related expenses	–	1
	Net Unrealized Gains (Losses)	–	(1)
		$(10,020)	$(2,804)
Investments related derivatives
Currency swaps	Revenue from investments for liquidity purpose	$295	$32
	Net Unrealized Gains (Losses)	129	132
Interest rate swaps	Revenue from investments for liquidity purpose	13	(9)
	Net Unrealized Gains (Losses)	116	9
Foreign exchange swaps	Revenue from investments for liquidity purpose	129	37
	Net Unrealized Gains (Losses)	(1)	(1)
Foreign exchange forwards	Net Unrealized Gains (Losses)	1	(1)
		$682	$199
Loans related derivatives
Currency swaps	Revenue from Loans ─ Operations	$275	$86
	Net Unrealized Gains (Losses)	432	393
Interest rate swaps	Revenue from Loans ─ Operations	29	52
	Net Unrealized Gains (Losses)	1	(75)
		$737	$456
0 = less than $0.5 million.

Counterparty Credit Risks

ADB undertakes derivative transactions with its eligible counterparties and transacts in various financial instruments as part of liquidity and asset/liability management purposes that may involve credit risks. For all investment securities and their derivatives, ADB manages credit risks by following the policies set forth in the Investment Authority and other risk management guidelines. ADB has a potential risk of loss if the derivative counterparty fails to perform its obligations. In order to reduce credit risk, ADB transacts with counterparties eligible under ADB’s swap guidelines which include a requirement that the counterparties have at least a credit rating of A– or higher and generally requires entering into master swap agreements which contain legally enforceable close-out netting provisions for all counterparties with outstanding swap transactions. The reduction in exposure as a result of these netting provisions can vary as additional transactions are entered into under these agreements. The extent of the reduction in exposure may therefore change substantially within a short period of time following the balance sheet date.

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Counterparty credit risk is also mitigated by requiring counterparties to post collateral based on specified credit rating driven thresholds. As of 31 December 2022, ADB had received collateral of $304 million ($1,180 million – 2021) in connection with the swap agreements. Of this amount, $133 million ($643 million – 2021) is included under swap related and other collateral in the balance sheet.

ADB has entered into several agreements with its derivative counterparties under the International Swaps and Derivatives Association (ISDA) Master Agreement and the Master Agreement of the National Association of Financial Market Institutional Investors. The agreements provide for the right of a party to terminate the derivative transaction if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where (i) the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at the minimum credit rating level negotiated with the relevant counterparty, or (ii) such indebtedness ceases to be rated by any international credit rating agencies. If ADB’s counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement absent of local market constraints) and an amount equal to its gross liability position with each counterparty (in the case of counterparties without enforceable netting agreement). By end of 2022, the local market constraints in some of ADB’s derivative counterparties have been removed making all netting agreements enforceable. As of 31 December 2021, the aggregate FV of all derivative instruments that are in a net liability (negative marked-to-market) position was $741 million. Of which, $287 million are under the ISDA Master Agreement with local market constraints.

ADB has elected not to offset any derivative instruments by counterparty in the balance sheet. Gross amounts of DERIVATIVE ASSETS and DERIVATIVE LIABILITIES not offset in the balance sheet that are subject to enforceable master netting arrangements as of 31 December 2022 and 2021 are as follows:
(See Note E for PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS.)

($ million)
	2022		2021
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross amount presented in the balance sheet	$93,436	$(102,964)	$92,584 [a]	$(91,659)[b]

Gross amounts not offset in the balance sheet Financial instruments	(93,292)	93,292	(91,205)	91,205
Collateral received[c]	(143)	–	(1,043)	–
Net amount[d]	$1	$(9,672)	$336	$(454)
[a]	This excludes gross amount of DERIVATIVE ASSETS presented in the balance sheet not subject to enforceable master netting arrangements amounting to $277 million.
[b]	This excludes gross amount of DERIVATIVE LIABILITIES presented in the balance sheet not subject to enforceable master netting agreements amounting to $287 million.
[c]	Includes cash and securities collateral used to cover positive marked-to-market exposures.
[d]	ADB is not required to post collateral to counterparties when it is in a net liability position.

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NOTE K—PROPERTY, FURNITURE, AND EQUIPMENT

Property, furniture and equipment includes (i) land; (ii) buildings and improvements; (iii) office furniture and equipment; and (iv) right-of-use asset.  Breakdown as of 31 December 2022 and 2021 is as follows:

($ million)
	2022	2021

Land	$10	$10
Buildings and improvements	122	117
Office furniture and equipment	72	73
Right-of-use asset	50	52
Total	$254	$252

Changes during 2022 and 2021, as well as information pertaining to accumulated depreciation, of buildings and improvements, office furniture and equipment are as follows:

($ million)
	2022		2021
	Buildings and Improvements	Office Furniture and Equipment	Buildings and Improvements	Office Furniture and Equipment
Cost:
Balance, 1 January	$302	$297	$287	$271
Additions during the year	17	21	20	32
Disposals during the year	(0)	(1)	(5)	(6)
Balance, 31 December	319	317	302	297

Accumulated Depreciation:
Balance, 1 January	(185)	(224)	(173)	(206)
Depreciation during the year	(12)	(22)	(12)	(23)
Disposals during the year	0	1	0	5
Balance, 31 December	(197)	(245)	(185)	(224)
Net Book Value, 31 December	$122	$72	$117	$73
0 = less than $0.5 million.

In 1991, under the terms of an agreement with the Philippines (Government), ADB returned the former headquarters (HQ) premises, which had been provided by the Government. In accordance with the agreement as supplemented by a memorandum of understanding, ADB was compensated $23 million for the return of these premises. The compensation is in lieu of being provided premises under the agreement and accordingly, is deferred and amortized over the estimated life of the current HQ building as a reduction of occupancy expense. HQ depreciation for the year ended 31 December 2022 amounted to $5 million ($5 million – 2021), net of amortization of the compensation for the former HQ building. As of 31 December 2022, the unamortized deferred compensation balance (included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous) was $3 million ($3 million – 2021).

Right-of-use asset mainly pertains to lease of real properties such as offices, buildings and parking lots in field offices. As of 31 December 2022, lease liability amounted to $43 million and is recorded as part of Miscellaneous under ACCOUNTS PAYABLE AND OTHER LIABILITIES ($48 million – 2021).

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In 2022, operating lease cost amounted to $13 million ($15 million – 2021), while weighted average remaining lease term is 8.62 years (8.70 years – 2021), and weighted average discount rate is 2% (2% – 2021).

The maturity analysis on an undiscounted basis of ADB’s operating lease liabilities as of 31 December 2022 are as follows:

Year ending 31 December	$ million
2023	9
2024	11
2025	7
2026	7
2027	3
Later years	12

NOTE L—BORROWINGS

The key objective of ADB’s borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

The carrying amounts of ADB’s outstanding borrowings as of 31 December 2022 and 2021 are as follows:

($ million)
	2022	2021
At Amortized cost	$4,563	$3,090
At Fair value	127,008	130,981
Total	$131,571	$134,071

Fair Value Disclosure

Plain vanilla borrowings are valued using discounted cash flow methods with market-based observable inputs such as yield curves, foreign exchange rates, and credit spreads. On some borrowings, significant unobservable input is also used such as derived credit spread. Structured borrowings issued by ADB are valued using financial models that discount future cash flows and simulated expected cash flows. These involve the use of pay-off profiles within the realm of accepted market valuation models such as Hull-White and Black-Scholes. The model incorporates market observable inputs, such as yield curves, foreign exchange rates, credit spreads, interest rates and FX volatilities and correlation.

ADB reports borrowings that are swapped or are intended to be swapped in the future and selected floating-rate borrowings at FV. Changes in FV are reported in the Statement of Income and Expenses under NET UNREALIZED GAINS (LOSSES). ADB measures the portion of the FV change due to instrument-specific credit risk and presents the amount separately in Accumulated other comprehensive loss account.

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The FV hierarchy of ADB’s outstanding borrowings reported at amortized cost and FV as of 31 December 2022 and 2021 are as follows:

($ million)
	2022	2021
At Amortized cost
Level 1	$–	$–
Level 2	4,378	3,383
Level 3	299	137
Sub-total	4,677	3,520

At Fair value
Level 1	–	–
Level 2	120,035	124,015
Level 3	6,973	6,966
Sub-total	127,008	130,981
Total borrowings at fair value	$131,685	$134,501

For borrowings carried at FV, the quantitative information on significant unobservable input used for valuation as of 31 December 2022 and 2021 are presented below:

	Unobservable Inputs	Range (Weighted Average)[a]
Valuation Technique		2022	2021
Discounted cash flows	Derived credit spreads	-4.72% to 7.94% (-0.02%)	-1.21% to 3.89% (0.18%)

[a]	Unobservable inputs were weighted by the relative fair value of the instruments.

A significant increase (decrease) in credit spreads generally decreases (increases) the FV of the borrowings.

The following table presents the changes in the carrying amounts of ADB’s Level 3 borrowings reported at FV for the years ended 31 December 2022 and 2021:

($ million)
	2022	2021
Balance, beginning of year	$6,966	$5,773
Total (gains) losses - (realized/unrealized)
Included in earnings[a]	(141)	(164)
Included in other comprehensive income[b]	(514)	(487)
Issuances	2,316	3,854
Maturities/Redemptions	(1,654)	(2,010)
Balance, end of year	$6,973	$6,966

The amount of total gains for the year included in earnings attributable to the change in net unrealized gains or losses[a] relating to liabilities still held at the reporting date	$(171)	$(135)

The amount of total gains for the year included in other comprehensive income attributable to the change in net unrealized gains or losses[c] relating to liabilities still held at the reporting date	$(15)	$(16)

[a]	Included in net unrealized gains (losses) (OCR-2).
[b]	Included in unrealized holdings gains from borrowings and accumulated translation adjustments (Note N).
[c]	Included in unrealized holding gains from borrowings (Note N).

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Refer to OCR-7 for Summary Statement of Borrowings.

NOTE M—CAPITAL STOCK AND MAINTENANCE OF VALUE OF CURRENCY HOLDINGS

Capital Stock

The authorized capital stock of ADB totaling 10,639,083 shares, was fully subscribed by members. Of the subscribed shares, 10,105,947 are “callable” and 533,136 are “paid-in”. The “callable” share capital is subject to call by ADB only as and when required to meet ADB’s obligations incurred on borrowings of funds for inclusion in its OCR or on guarantees chargeable to such resources. The “paid-in” share capital has been received, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member, provided such currency is not required by ADB for the conduct of its operations. Nonnegotiable, noninterest-bearing demand obligations received on demand amounted to $39 million ($66 million – 2021).

As of 31 December 2022, ADB’s shareholders consist of 68 members, 49 from the region and 19 from outside the region (OCR-8).

Maintenance of Value of Currency Holdings

Prior to 1 April 1978, the effective date of the Second Amendment to the IMF Articles, ADB implemented maintenance of value (MOV) in respect of holdings of member currencies in terms of 1966 dollars, in accordance with the provisions of Article 25 of the Charter and relevant policies approved by the Board of Directors. Since then, settlement of MOV has been put in abeyance.

In as much as the valuation of ADB’s capital stock and the basis of determining possible MOV obligations are still under consideration, notional amounts have been calculated provisionally in terms of the SDR as receivable from or payable to members in order to maintain the value of members’ currency holdings. The notional MOV amounts of receivables and payables are offset against one another and shown as net notional amounts required to maintain value of currency holdings in the EQUITY portion of the Balance Sheet. The carrying book value for such receivables and payables approximates its FV.

The net notional amounts as of 31 December 2022 consisted of (i) the net increase of $751 million ($946 million – 2021) in amounts required to maintain the value of currency holdings to the extent of matured and paid-in capital subscriptions due to the increase in the value of the SDR in relation to the US dollar during the period from 1 April 1978 to 31 December 2022 and (ii) the net increase of $731 million ($619 million – 2021) in the value of such currency holdings in relation to the US dollar during the same period. Receivable and payable to members are as follows:

($ million)
	2022	2021

Notional MOV Receivables	$1,581	$1,675
Notional MOV Payables	(98)	(110)
Total	$1,483	$1,565

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continued

NOTE N—RESERVES

Ordinary Reserve and Net Income

Under the provisions of Article 40 of the Charter, the Board of Governors shall determine annually what part of the net income shall be allocated, after making provision for reserves, to surplus and what part, if any, shall be distributed to the members.

In May 2022, the Board of Governors approved the following with respect to ADB’s 2021 net income of $693 million, after the appropriation of guarantee fees of $37 million to the Special Reserve: (i) the following adjustments be made to the net income amount to determine the allocable net income: $467 million representing adjustments for the net unrealized losses for the year ended 31 December 2021, be added from the cumulative revaluation adjustments (CRA) account; (ii) $778 million be allocated to the Ordinary Reserve; (iii) $292 million be allocated to the ADF; and (iv) $90 million be allocated to the Technical Assistance Special Fund (TASF).

In May 2021, the Board of Governors approved the following with respect to ADB’s 2020 net income of $1,345 million, after the appropriation of guarantee fees of $27 million to the Special Reserve: (i) the following adjustments be made to the net income amount to determine the allocable net income: $213 million representing adjustments for the net unrealized gains for the year ended 31 December 2020, be added to the CRA account; (ii) $734 million be allocated to the Ordinary Reserve; (iii) $292 million be allocated to the ADF; (iv) $90 million be allocated to the TASF; and (v) $15 million to be allocated to the Asia Pacific Disaster Response Fund.

Allocation of One-Time Income from ADF Assets Transfer

On 15 March 2017, the Board of Governors approved the allocation of the one-time income of $30,748 million from ADF assets transfer to OCR ordinary reserve effective 1 January 2017, pursuant to Resolution No. 387 (See OCR-9).

Cumulative Revaluation Adjustments Account

In May 2002, the Board of Governors approved the allocation of net income representing the cumulative net unrealized gains (losses) on derivatives, as required by ASC 815 to a separate category of Reserves – CRA account. Beginning 2008, the unrealized portion of net income from equity investments accounted for under equity method is also transferred to this account.

As part of 2021 net income allocation following the Resolution of the Board of Governors in May 2022, the net unrealized losses on financial instruments of $601 million and the net unrealized gains on equity method investments of $134 million were transferred to the CRA account.

As part of 2020 net income allocation following the Resolution of the Board of Governors in May 2021, the net unrealized gains on financial instruments of $228 million and the net unrealized losses on equity method investments of $15 million were transferred to the CRA account.

Special Reserve

The Special Reserve includes commissions on loans and guarantee fees received which are required to be set aside pursuant to Article 17 of the Charter to meet liabilities on guarantees. For the year ended 31 December 2022, guarantee fees amounting to $31 million ($37 million – 2021) were appropriated to Special Reserve.

Surplus

Surplus represents funds for future use to be determined by the Board of Governors.

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continued

Accumulated Other Comprehensive Income (Loss)

Comprehensive income (loss) has two major components: net income (loss) and other comprehensive income (loss) comprising gains and losses affecting equity that, under US GAAP, are excluded from net income (loss). Other comprehensive income (loss) includes items such as translation adjustments for functional currencies; pension and post-retirement liability adjustment; and unrealized gains and losses on financial instruments classified as AFS, equity investments under equity method and fair value changes of borrowings related to ADB’s own credit spread.

The changes in Accumulated Other Comprehensive Loss balances for the years ended 31 December 2022 and 2021 are as follows:

($ million)
		Unrealized Holding (Losses) Gains				Pension/ Postretirement Liability Adjustments	Accumulated Other Comprehensive Loss
	Accumulated Translation Adjustments	Investments for liquidity purpose[a]	Equity investments — Operations	Other Debt Securities — Operations	Borrowings
Balance, 1 January 2022	$603	$94	$6	$4	$(471)	$(870)	$(634)
Other comprehensive (loss) income before reclassifications	(520)	(1,792)	(18)	(8)	919	1,185	(234)
Amounts reclassified from accumulated other comprehensive loss	–	(17)	–	–	–	80	63
Net current-period other comprehensive income (loss)	(520)	(1,809)	(18)	(8)	919	1,265	(171)
Balance, 31 December 2022	$83	$(1,715)	$(12)	$(4)	$448	$395	$(805)

Balance, 1 January 2021	$598	$705	$(5)	$7	$(56)	$(1,873)	$(624)
Other comprehensive income (loss) before reclassifications	5	(553)	11	(3)	(415)	865	(90)
Amounts reclassified from accumulated other comprehensive loss	–	(58)	–	–	–	138	80
Net current-period other comprehensive income (loss)	5	(611)	11	(3)	(415)	1,003	(10)
Balance, 31 December 2021	$603	$94	$6	$4	$(471)	$(870)	$(634)
a Includes securities transferred under repurchase agreements.

The reclassifications of Accumulated Other Comprehensive Loss to Net Income for the years ended 31 December 2022 and 2021 are presented below:

($ million)
Accumulated Other Comprehensive Loss Components	Amounts Reclassified from Accumulated Other Comprehensive Loss[a]		Affected Line Item in the Statement of Income and Expenses
	2022	2021
Unrealized Holding (Losses) Gains Investments for liquidity purpose	$17	$58	NET REALIZED GAINS From investments for liquidity purpose

Pension/Postretirement Liability Adjustments Actuarial losses	(80)	(138)	Administrative expenses
Total reclassifications for the year	$(63)	$(80)
[a]	Amounts in parentheses indicate debits to net income.

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continued

NOTE O—INCOME AND EXPENSES

Revenue

REVENUE from loan operations for the years ended 31 December 2022 and 2021 is summarized as follows:

($ million)
	Interest	Commitment charge	Other, net[a]	Total
2022
Sovereign – Regular	$2,313	$50	$(15)	$2,348
Sovereign – Concessional	669	–	(2)	667
Nonsovereign	296	1	7	304
Total	$3,278	$51	$(10)	$3,319

2021
Sovereign – Regular	$683	$50	$(16)	$717
Sovereign – Concessional	664	–	(1)	663
Nonsovereign	196	2	(2)	196
Total	$1,543	$52	$(19)	$1,576
a Includes amortized front-end fees and loan origination costs, risk participation charges, and other loan-related income and/or expenses.

The average yield on the loan portfolio during the year was 2.6% (1.4% – 2021).

REVENUE from investments for liquidity purpose for the year ended 31 December 2022 was $1,095 million ($547 million – 2021). This comprises interest income including interest earned from securities transferred under repurchase agreements, and securities purchased under resale arrangements. The return on the average investments held during the year was 2.6% (1.5% – 2021) excluding unrealized gains and losses on investments, and -1.1% (0.2% – 2021) including unrealized gains and losses on investments.

REVENUE from equity investment operations for the year ended 31 December 2022 amounted to $27 million ($145 million – 2021). This comprises gains from equity method investments totaling $15 million ($139 million – 2021) and dividend and other income and expenses from equity investments totaling $12 million ($6 million – 2021).

REVENUE from other debt securities for the year ended 31 December 2022 was $37 million consisting mostly of interest income ($36 million – 2021).

REVENUE from other sources for the year ended 31 December 2022 was $56 million ($58 million – 2021). This included income received as administration fees for projects and/or programs totaling $29 million ($29 million – 2021), transaction advisory service fee of $1 million ($7 million – 2021) and other miscellaneous income totaling $26 million ($22 million – 2021).

Expenses

Borrowings and related expenses for the year ended 31 December 2022 amounted to $2,640 million ($460 million – 2021). These consist of interest expense and other related expenses such as amortization of issuance costs, discounts, and premiums. The average cost of borrowings outstanding after swaps was 1.6% (1.0% – 2021).

Total depreciation expense incurred for the year ended 31 December 2022 amounted to $34 million ($35 million – 2021).

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continued

Administrative expenses for the year ended 31 December 2022 were allocated between OCR and the ADF in proportion to the relative volume of operational activities. Of the total administrative expenses of $876 million ($916 million – 2021), $101 million ($97 million – 2021) was accordingly charged to the ADF.

For the year ended 31 December 2022, net provision for credit losses amounted to $7 million ($69 million net release of provision for credit losses – 2021).

Net realized gains

NET REALIZED GAINS for the year ended 31 December 2022 was $19 million ($159 million – 2021). This included gains on sale of equity investments of $71 million ($127 million gains on sale of equity investments and $5 million impairment losses of equity method investments – 2021), losses on sale of investments for liquidity purpose totaling $54 million ($19 million gains – 2021), gains on redemption of other debt securities totaling $1 million ($18 million gains – 2021), $1 million gain on early redemption of borrowings (nil – 2021).

Net unrealized gains (losses)

The following table provides information on the unrealized gains or losses included in income for the years ended 31 December 2022 and 2021:

($ million)
	2022	2021
Fair value changes from:
Borrowings and related derivatives	$355	$(942)
Loans related derivatives	432	318
Investments related derivatives	245	139
Equity investments	61	(7)
Reclassification of unrealized gains on divested equity investment	(63)	(111)
Translation adjustments in non-functional currencies	(4)	2
Total	$1,026	$(601)

NOTE P—RELATED PARTY TRANSACTIONS

At 31 December 2022 and 2021, ADB had the following net receivables from and payable to ADF, external funded trust funds under ADB administration (Trust Funds), other Special Funds, and employee benefit plans consisting of the Staff Retirement Plan (SRP), the Retiree Medical Plan Fund (RMPF), and the Defined Contribution (DC) plan. These are included in Miscellaneous under OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES:

($ million)
	2022	2021
Amounts receivable from:
Asian Development Fund	$29	$28
Other Special Funds	1	0
Trust Funds and Others—net	10	20
Employee Benefit Plans	9	–
Total	$49	$48

Amounts payable to:
Employee Benefit Plans	$–	$2
0 = less than $0.5 million.

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continued

See Note S for additional information relating to Special Funds and other funds.

NOTE Q—STAFF PENSION AND POSTRETIREMENT MEDICAL BENEFITS

Staff Retirement Plan

ADB has a defined pension benefit plan called the SRP. Every employee, as defined under the SRP, shall, as a condition of service, become a participant from the first day of service, provided the employee has not reached the normal retirement age at that time, which is 60 for staff on board before 1 October 2017; 62 for staff who joined on or after 1 October 2017 but before 1 October 2021; and 65 for staff who joined on or after 1 October 2021. The plan applies also to members of the Board of Directors who elect to join. Retirement benefits are based on an annual accrual rate, length of service and the highest average remuneration observed over 2 consecutive years during eligible service for staff on board before 1 October 2017. For staff hired on or after 1 October 2017, the salary basis for a pension is the highest average three years remuneration, capped at $109,306 as of 31 December 2022 ($106,329 – 2021) adjusted each year in line with the structural increase in US dollar salary scales of International Staff based at headquarters. The plan assets are segregated in a separate fund. The costs of administering the plan are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the SRP.

Participants hired prior to 1 October 2006 are required to contribute 9 1/3% of their salary to the plan while those hired on or after 1 October 2006 are not required to contribute. The annual pension accrual rate is 2.95% for staff hired prior to 1 October 2006 and 1.5% for those hired on or after 1 October 2006.  ADB’s contribution is determined at a rate sufficient to cover that part of the costs of the SRP not covered by the participants’ contributions.

Participants hired before 1 October 2017 may make Discretionary Benefit (XB) contributions. Such contributions earn a prescribed interest crediting rate and benefits are payable to the Participants who reach retirement age or upon termination of employment.

In October 2017, ADB introduced a DC Plan. Participants hired on or after 1 October 2017 may contribute up to 40% of salary into the DC Plan. ADB will make additional contributions to a participant’s DC account equal to 20% of the participant’s salary above the predefined threshold. ADB will match participant’s contributions at a ratio of $1 to each $8 (1:8), capped at 12% of salary. For the year ended 31 December 2022, ADB contributed $7 million to the DC Plan ($4 million – 2021).

Expected Contributions

ADB’s contribution to the SRP varies from year to year, as determined by the Pension Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the plan. ADB is expected to contribute $81 million for 2023 based on a budgeted contribution of 27% of salary.

ADB’s staff members are expected to contribute $33 million representing participants’ mandatory contribution of $6 million and discretionary contributions of $27 million.

Investment Strategy

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. The SRP employs eleven external asset managers and one global custodian who are required to operate within the guidelines established by the SRP’s Investment Committee. The investment of these assets, over the long term, is expected to produce returns higher than short-term investments. The investment policy incorporates the plan’s package of desired investment return and tolerance for risk, taking into account the nature and duration of its liabilities. The SRP’s assets are diversified among different markets and different asset classes. The use of derivatives for speculation, leverage or taking risks is avoided. Selected derivatives are used for hedging and transactional efficiency purposes.

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The SRP’s investment policy is periodically reviewed and revised. The SRP's long-term target asset-mix implemented in 2022 is 30% US equity, 30% non-US equity, 20% liability-hedging asset, 10% global high yield, and 10% diversified asset.

For the year ended 31 December 2022, the net return on the SRP assets was -15.44% (13.36% – 2021). ADB expects the long-term rate of return on the assets to be 6.25% (5.75% – 2021).

Assumptions

The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix, and the expected duration of the SRP’s liabilities. Return expectations are forward looking and, in general, not much weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, as well as in the liability/benefit policy side, the assumed average long-term investment return on the SRP’s assets is expected to remain on average broadly the same, year to year.  The discount rate used in determining the benefit obligation is selected in reference to the rates of return on high-quality bonds.

Post-Retirement Group Medical Insurance Plan

ADB adopts a cost-sharing arrangement for the Post-Retirement Group Medical Insurance Plan (PRGMIP). Under this plan, ADB is obligated to pay 75% of the PRGMIP premiums for retirees, which includes retired members of the Board of Directors, and their eligible dependents who elected to participate.

The RMPF holds the assets in trust that will fund the accumulated obligations of the PRGMIP. The income of RMPF consists of ADB’s contributions and investment earnings; it does not have any component attributable to participants’ share of PRGMIP costs. The insurance premium paid by ADB for the PRGMIP is considered ADB’s contribution to the fund. The costs of administering the RMPF are absorbed by ADB, while investment management and custodian fees are paid from the RMPF.

The SRP Pension Committee is responsible for the overall financial management of the RMPF and is assisted by the SRP Investment Committee.

Expected Contribution

ADB’s expected contribution to the RMPF is based on the recommendation of the SRP Pension Committee. For 2023, ADB is expected to contribute $6 million.

Investment Strategy

The RMPF employs three external asset managers and one global custodian who are required to operate within the guidelines established by the SRP’s Investment Committee. The investment of these assets, over the long term, is expected to produce returns higher than short-term investments. Similar to SRP, the investment policy incorporates the RMPF’s package of desired investment return and tolerance for risk, taking into account the nature and duration of its liabilities. The RMPF’s assets are diversified among different markets and asset classes. The use of derivatives for speculation, leverage or taking risks is avoided. Selected derivatives are used for hedging and transactional efficiency purposes.

The RMPF’s long-term target asset-mix implemented in 2022 and 2021 is 40% US equity, 30% non-US equity, and 30% global fixed income. For the year ended 31 December 2022, the net return on the RMPF assets was -16.48% (14.26% – 2021).

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continued

Assumptions

The overall long-term rate of return is 6.25% per annum (5.75% – 2021), similar to the SRP.

The following table sets forth the funded status of pension and postretirement medical benefits at 31 December 2022 and 2021:

($ million)
	Pension Benefits		Postretirement Medical Benefits
	2022	2021	2022	2021
Change in plan assets:
Fair value of plan assets at beginning of year	$4,566	$3,956	$562	$492
Actual return on plan assets	(706)	530	(93)	70
Employer's contribution	79	210	6	7
Plan participants' contributions	35	37	–	–
Benefits paid	(169)	(167)	(6)	(7)
Fair value of plan assets at end of year	$3,805	$4,566	$469	$562

Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$5,871	$5,979	$576	$711
Service cost	124	140	27	37
Interest cost	196	182	24	26
Plan participants' contributions	35	37	–	–
Actuarial gains	(1,946)	(300)	(290)	(191)
Benefits paid	(169)	(167)	(6)	(7)
Projected benefit obligation at end of year	$4,111	$5,871	$331	$576

Funded status	$(306)	$(1,305)	$138	$(14)

Amounts recognized in the Balance sheet as Accrued pension and postretirement medical benefit costs	$(306)	$(1,305)	$138	$(14)

Amounts recognized in the Accumulated other comprehensive loss as Pension/Postretirement liability adjustments (Note N)	$(95)	$998	$(299)	$(129)

Weighted-average assumptions as of 31 December (%)
Discount rate	5.90	3.30	6.50	4.00
Expected return on plan assets	6.25	5.75	6.25	5.75
Rate of compensation increase varies with age and averages	4.75	4.75	N/A	N/A
Interest crediting rate	5.40	5.60	N/A	N/A

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continued

The accumulated benefit obligation of the pension plan as of 31 December 2022 was $3,923 million ($5,543 million – 2021). The actuarial gain of $1,946 million for pension benefit obligation was mainly due to the change in discount rates and $290 million actuarial gain for postretirement medical benefit obligation was mainly due to the change in discount rates and lower claim costs assumption.

For measurement purposes, a 6.5% annual rate of increase in the per capita cost of covered postretirement medical benefits was assumed for the valuation as of 31 December 2022 (6.5% – 2021). The rate was assumed to decrease gradually to 5% by 2028 and remain at that level thereafter.

The following table summarizes the benefit costs associated with pension and postretirement medical benefits for the year ended 31 December 2022 and 2021:

($ million)
	Pension Benefits		Postretirement Medical Benefits
	2022	2021	2022	2021
Components of net periodic benefit cost:
Service cost	$124	$140	$27	$37
Interest cost	196	182	24	26
Expected return on plan assets	(227)	(201)	(27)	(25)
Recognized actuarial loss (Note N)	80	130	–	8
Net periodic benefit cost	$173	$251	$24	$46

All components of the net periodic benefit cost are included in “administrative expenses” in the statement of income and expenses, based on the allocation methodology described in Note O.

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at 31 December 2022.

($ million)
Year	Pension Benefits	Postretirement Medical Benefits
2023	$201	$9
2024	216	10
2025	232	11
2026	244	12
2027	261	13
2028–2032	1,486	85

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continued

Fair Value Disclosure

The FV of the SRP’s and RMPF’s assets measured on a recurring basis as of 31 December 2022 and 2021 is shown below:

($ million)
2022	Total	Fair Value Measurements
		Level 1	Level 2	Level 3
Staff Retirement Plan
Cash and cash equivalents	$32	$–	$32	$–
Common/preferred stocks	711	711	–	–
Investment funds	2,096	1,972	124	–
Government or government- related securities	422	324	98	–
Corporate debt securities	473	465	8	–
Mortgage/Asset-backed securities:
Mortgage-backed securities	35	1	34	–
Collateralized mortgage obligations	7	0	7	–
Short term investments	38	19	19	–
Derivatives	(14)	(3)	(11)	–
Other asset/liabilities[a]—net	5	–	5	–
Total fair value of SRP assets	$3,805	$3,489	$316	$–

Retiree Medical Plan Fund
Cash and cash equivalents	$8	$–	$8	$–
Common/preferred stocks	140	140	–	–
Investment funds	198	198	–	–
Government or government- related securities	54	54	0	–
Corporate debt securities	52	52	–	–
Mortgage-backed securities	15	2	13	–
Short term investments	3	3	–	–
Derivatives	(2)	0	(2)	–
Other asset/liabilities[a]—net	1	–	1	–
Total fair value of RMPF assets	$469	$449	$20	$–
0 =  less than $0.5 million.
a Incudes receivables and liabilities carried at amounts that approximate fair value.

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continued

($ million)
2021	Total	Fair Value Measurements
		Level 1	Level 2	Level 3
Staff Retirement Plan
Cash and cash equivalents	$53	$–	$53	$–
Common/preferred stocks	860	860	0	–
Investment funds	2,596	2,446	150	–
Government or government- related securities	400	386	14	–
Corporate debt securities	512	510	2	–
Mortgage/Asset-backed securities:
Mortgage-backed securities	57	11	46	–
Collateralized mortgage obligations	7	0	7	–
Asset-backed securities	0	–	0	–
Short term investments	88	85	3	–
Derivatives	0	(0)	0	–
Other asset/liabilities[a]—net	(7)	–	(7)	–
Total fair value of SRP assets	$4,566	$4,298	$268	$–

Retiree Medical Plan Fund
Cash and cash equivalents	$13	$–	$13	$–
Common/preferred stocks	170	170	–	–
Investment funds	247	247	–	–
Government or government- related securities	78	78	0	–
Corporate debt securities	50	50	0	–
Mortgage-backed securities	15	6	9	–
Short term investments
Derivatives	(1)	(0)	(1)	–
Other asset/liabilities[a]—net	(10)	–	(10)	–
Total fair value of RMPF assets	$562	$551	$11	$–
0 =  less than $0.5 million.
a Incudes receivables and liabilities carried at amounts that approximate fair value.

The FV of the SRP Investments including equity securities, fixed income securities and derivatives are provided by independent pricing providers. Equity securities include common and preferred stocks and mutual funds. Fixed income securities include government or government-related securities, corporate obligations, asset and mortgage-backed securities, and short-term investments. Derivatives include futures, swaps and currency forward contracts.

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continued

The following table presents the changes in the carrying amounts of SRP’s Level 3 investments for the year ended 31 December 2021.

($ million)
	Corporate debt securities	MBS - Government bonds
Balance, beginning of the year	$1	$0
Total realized/unrealized (losses) gains in:
Net decrease in net assets available for benefits	(0)	(0)
Purchases	0	–
Sales/Maturities	(1)	(0)
Transfers out of Level 3	(0)	(0)
Balance, end of the year	$–	$–

Total unrealized gains included in income related to financial assets still held at the reporting date	$–	$–
0 = less than $0.5 million. MBS = Mortgage-backed securities.

There were no SRP Level 3 investments during the year ended 31 December 2022. Transfers out of Level 3 in 2021 are due to availability of market observable inputs. The valuations are provided by an independent pricing source.

There were no RMPF Level 3 investments during the years ended 31 December 2022 and 2021.

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continued

NOTE R—OTHER FAIR VALUE DISCLOSURES

The carrying amounts and FVs of ADB’s financial instruments as of 31 December 2022 and 2021 are summarized below:

($ million)
	2022		2021
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
On-balance sheet financial instruments:
ASSETS:
Due from banks	$2,256	$2,256	$3,848	$3,848
Investments for liquidity purpose (Note D)	45,294	45,294	43,287	43,287
Securities transferred under repurchase agreements (Note E)	987	987	498	498
Securities purchased under resale arrangements (Note D)	98	98	542	542
Loans outstanding — operations (Note F)	144,325	144,089	137,163	137,143
Equity investments — operations carried at fair value (Note H)	398	398	349	349
Other debt securities — operations (Note I)	622	632	823	870
Derivative assets - borrowings (Note J)	50,070	50,070	49,582	49,582
Derivative assets - investments for liquidity purpose (Note J)	25,323	25,323	25,176	25,176
Derivative assets - loans — operations (Note J)	18,043	18,043	18,102	18,102
Swap related and other collateral (Note J)	148	148	643	643
Future guarantee receivable (Note G)	167	167	92	92

LIABILITIES:
Borrowings (Note L)	131,571	131,685	134,071	134,501
Derivative liabilities - borrowings (Note J)	63,564	63,564	50,243	50,243
Derivative liabilities - investments for liquidity purpose (Note J)	24,212	24,212	24,582	24,582
Derivative liabilities - loans — operations (Note J)	15,189	15,189	17,122	17,122
Payable under securities repurchase agreements (Note E)	988	988	499	499
Swap related and other collateral (Note J)	148	148	643	643
Guarantee liability (Note G)	167	167	92	92

Off-balance sheet financial instruments:[a]
ASSETS:
Future guarantee receivable	n/a	–	n/a	1

LIABILITIES:
Guarantee liability	n/a	–	n/a	1
n/a = not applicable
a  Guarantees issued or modified prior to 1 January 2003.

As of 31 December 2022 and 2021, ADB has no assets or liabilities measured at FV on a non-recurring basis.

NOTE S—SPECIAL AND OTHER FUNDS

ADB’s operations include special operations, which are financed from Special Funds resources. The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The Board of Governors may approve allocation of the net income of OCR to Special Funds, based on the funding and operational requirements of the funds. The administrative and operational expenses pertaining to the OCR and Special Funds are charged to the respective Special Funds. The administrative expenses of ADB are allocated amongst OCR and Special Funds and are settled regularly.

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continued

In addition, ADB, alone or jointly with donors, administers on behalf of the donors, including members of ADB, their agencies and other development institutions, projects/programs supplementing ADB’s operations. Such projects/programs are funded with external funds administered by ADB and with external funds not under ADB’s administration (referred as trust funds). ADB charges administrative fees for external funds administered by ADB. The trust funds are restricted for specific uses including technical assistance to borrowers and for regional programs, grants for projects, and loans. The responsibilities of ADB under these arrangements range from project processing to project implementation including the facilitation of procurement of goods and services. These funds are held in trust by ADB and are held in a separate investment portfolio. The assets of trust funds are not commingled with ADB’s resources, nor are they included in the assets of ADB.

Special Funds and trust funds are not included in the assets of OCR. The net assets as of 31 December 2022 and 2021 are summarized below:

($ million)
	2022		2021
	Total Net Assets	No.	Total Net Assets	No.
Special Funds
Asian Development Fund	$1,168	1	$1,517	1
Technical Assistance Special Fund	285	1	464	1
Japan Special Fund	110	1	112	1
Asian Development Bank Institute	27	1	26	1
Regional Cooperation and Integration Fund	4	1	12	1
Climate Change Fund	15	1	20	1
Asia Pacific Disaster Response Fund	49	1	56	1
Financial Sector Development Partnership Special Fund	5	1	3	1
Subtotal	1,663	8	2,210	8

Trust funds and project specific cofinancing	3,115	161	2,694	166
Total	$4,778	169	$4,904	174

During the year ended 31 December 2022, a total of $15 million ($17 million – 2021) was recorded as compensation for administering projects/programs. The amount has been included in REVENUE From other sources—net.

NOTE T—VARIABLE INTEREST ENTITIES

ADB has identified investments in 40 (39 – 2021) VIEs which are not consolidated by ADB but in which it is deemed to hold significant variable interests at 31 December 2022. These non-consolidated VIEs are mainly (i) operating entities where the total equity invested is considered insufficient to finance its activities without additional subordinated financial support and (ii) private equity funds, where the equity at risk holders lack decision making rights. These VIEs are in the finance, energy, and transport sectors.

ADB’s involvement in these non-consolidated VIEs includes loans, guarantees, and equity investments. Based on the most recent available data from these VIEs at 31 December 2022, the assets of these non-consolidated VIEs totaled $6,086 million ($5,659 million – 2021).

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continued

The table below shows the carrying value of ADB interests in the non-consolidated VIEs and the maximum exposure to loss of these interests. For guarantees, the maximum exposure is the notional amount of such guarantee, less any counter-guarantee.

($ million)
	Carrying Value of ADB's Variable Interests	Committed but Undisbursed	Maximum Exposure to Loss
2022
Loans — Operations	$54	$–	$54
Equity Investments — Operations	563	377	940
Guarantees — Operations	–	–	–
Total	$617	$377	$994

2021
Loans — Operations	$82	$51	$133
Equity Investments — Operations	513	331	844
Guarantees — Operations	8	–	8
Total	$603	$382	$985

NOTE U—SEGMENT REPORTING

Based on an evaluation of OCR’s operations, Management has determined that OCR has only one reportable segment since OCR does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers.

The following table presents the outstanding balance and associated revenue of OCR’s loan, guarantees, other debt securities, and equity investments by geographic region, as of and for the years ended
31 December 2022 and 2021:

($ million)
	2022		2021
Country	Outstanding Balance	Revenue	Outstanding Balance	Revenue
India	$24,571	$615	$22,218	$216
People’s Republic of China	19,782	466	19,735	191
Pakistan	15,268	317	14,084	187
Bangladesh	14,283	263	13,595	150
Philippines	13,631	306	12,387	84
Indonesia	12,730	304	12,869	113
Viet Nam	8,927	160	9,143	100
Others	42,164	983	39,288	753
Total	$151,356	$3,414	$143,319	$1,794

Revenue comprises income from loans, guarantees, other debt securities, and equity investments, and excludes net realized/unrealized gains and losses.

For the year ended 31 December 2022, sovereign loans to two members (one – 2021) generated more than 10 percent of revenue which amounted to $517 million and $417 million ($171 million – 2021).

OCR-10

continued

NOTE V—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2022 through 13 March 2023, the date these Financial Statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $11,757 million in various currencies.

ASIAN DEVELOPMENT FUND
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for designing, implementing, and maintaining effective internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2022, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that ADB's internal control over financial reporting is effective as of 31 December 2022.

Masatsugu Asakawa President

Roberta Casali
Vice President (Finance and Risk Management)

Chai S. Kim Controller

13 March 2023

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Asian Development Bank (“ADB”) as of December 31, 2022, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, ADB maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022.

We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the accompanying financial statements of Asian Development Bank (“ADB”) – Asian Development Fund as of December 31, 2022 and 2021, and the related statements of income and expenses, comprehensive loss, changes in fund balances, and cash flows for the years then ended, and the related notes to the financial statements. Our report dated March 13, 2023 expressed an unmodified opinion on those financial statements.

Basis of Opinion

We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting section of our report. We are required to be independent of ADB and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting

ADB's management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting

Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects – and to issue an auditor’s report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.

In performing an audit of internal control over financial reporting in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Obtain an understanding of internal control over financial reporting, assess the risk that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

ADB’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Public Accountants and
Chartered Accountants
Singapore

March 13, 2023

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

Opinion

We have audited the accompanying financial statements of Asian Development Bank (“ADB”) – Asian Development Fund, which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income and expenses, comprehensive loss, changes in fund balances, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB - Asian Development Fund as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, ADB’s internal control over financial reporting as of December 31, 2022, based on the criteria established in  Internal  Control  — Integrated Framework  (2013) issued by  the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2023 expressed an unmodified opinion on ADB’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB – Asian Development Fund and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Asian Development Fund’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor’s Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Asian Development Fund’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Report on Supplemental Schedules

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of statement of resources as of December 31, 2022 is presented for the purpose of additional analysis and is not a required part of the financial statements. This schedule is the responsibility of ADB’s management and was derived from and relate directly to the underlying accounting and other records used to prepare the financial statements.

Such schedule has been subjected to the auditing procedures applied in our audits of the financial statements and certain additional procedures, including comparing and reconciling such schedule directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Other Information

Management is responsible for the other information included in the annual report. The other information comprises the management’s discussion and analysis but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Public Accountants and
Chartered Accountants
Singapore

March 13, 2023

ADF-1
ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND BALANCE SHEET 31 December 2022 and 2021 Expressed in Millions of US Dollars

	2022		2021
ASSETS

DUE FROM BANKS		$2		$2

INVESTMENTS FOR LIQUIDITY
PURPOSE (Notes C and J)
Government or government-related obligations	$3,799		$3,644
Time deposits	146		671
Corporate obligations	323	4,268	312	4,627

SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS		17		17

ACCRUED REVENUE		24		19

OTHER ASSETS (Note F)		355		191

TOTAL		$4,666		$4,856

LIABILITIES AND FUND BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Payable to related funds and other liabilities (Note E)		$47		$28
Advance payments on contributions (Note F)		119		137
Undisbursed grants (Notes I and J)		3,332		3,174
Total Liabilities		3,498		3,339

FUND BALANCES (ADF-4)
Contributions received
Contributed resources (Note F)	$35,929		$35,581
Unamortized discount	(47)	35,882	(50)	35,531
Transfers from Ordinary Capital Resources and
Technical Assistance Special Fund		3,325		3,033
		39,207		38,564

Nonnegotiable, noninterest-bearing demand obligations on account of contributions		(619)		(805)
Accumulated deficit
From assets transfer to OCR (ADF-7, Note A)	(31,029)		(31,029)
From others	(4,605)	(35,634)	(3,759)	(34,788)
Accumulated other comprehensive loss (Note G)		(1,786)		(1,454)
Total Fund Balance		1,168		1,517

TOTAL		$4,666		$4,856

The accompanying Notes are an integral part of these financial statements (ADF-8).

ADF-2
ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND STATEMENT OF INCOME AND EXPENSES For the Years Ended 31 December 2022 and 2021 Expressed in Millions of US Dollars

	2022	2021

REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE (Note C)	$86	$71

EXPENSES
Grants (Note I)	(827)	(524)
Administrative expenses (Notes E and H)	(102)	(97)
Amortization of discounts on contributions	(3)	(8)
Other expenses	(1)	(0)
TOTAL EXPENSES	(933)	(629)

NET UNREALIZED LOSSES	(0)	(1)

NET LOSS	$(847)	$(559)

Note: 0 = less than $0.5 million.
The accompanying Notes are an integral part of these financial statements (ADF-8).

ADF-3
ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND STATEMENT OF COMPREHENSIVE LOSS For the Years Ended 31 December 2022 and 2021 Expressed in Millions of US Dollars

	2022	2021

NET LOSS (ADF-2)	$(847)	$(559)

Other comprehensive loss (Note G)
Unrealized investment holding losses on investments for liquidity purpose	(332)	(124)

COMPREHENSIVE LOSS	$(1,179)	$(683)

The accompanying Notes are an integral part of these financial statements (ADF-8).

ADF-4
STATEMENT OF CHANGES IN FUND BALANCES For the Years Ended 31 December 2022 and 2021 Expressed in Millions of US Dollars

	2022	2021

Balance, 1 January	$1,517	$1,172
Comprehensive loss (ADF-3, Note G)	(1,179)	(683)
Contributions made available for operational commitment	348	434
Net amortization of discount on donor's contribution	3	(34)
Demand obligations received	(291)	(369)
Encashment of demand obligations	478	705
Transfers from ordinary capital resources	292	292

Balance, 31 December	$1,168	$1,517

The accompanying Notes are an integral part of these financial statements (ADF-8).

ADF-5
ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND STATEMENT OF CASH FLOWS For the Years Ended 31 December 2022 and 2021 Expressed in Millions of US Dollars

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received from investments for liquidity purpose	$82	$76
Administrative expenses paid	(100)	(98)
Grants disbursed	(818)	(380)

Net Cash Used in Operating Activities	(836)	(402)

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of investments for liquidity purpose	20	–
Maturities of investments for liquidity purpose	28,457	30,201
Purchases of investments for liquidity purpose	(28,460)	(30,857)
Receipts from securities purchased under resale arrangements	6,151	4,234
Payments for securities purchased under resale arrangements	(6,151)	(4,227)

Net Cash Provided by (Used in) Investing Activities	17	(649)

CASH FLOWS FROM FINANCING ACTIVITIES
Contributions received and encashed	529	748
Cash received from ordinary capital resources	292	292

Cash Provided by Financing Activities	821	1,040

Effect of Exchange Rate Changes on Due from Banks	(2)	(2)

Net Decrease in Due from Banks	(0)	(13)

Due from Banks at Beginning of Year	2	15
Due from Banks at End of Year	$2	$2

RECONCILIATION OF NET LOSS TO NET CASH USED IN OPERATING ACTIVITIES:

Net Loss (ADF-2)	$(847)	$(559)
Adjustments to reconcile net loss to
to net cash used in operating activities:
Amortization of discounts/premiums on investments for liquidity purpose	1	3
Amortization of discount on donor's contribution	3	8
Grants that became effective	827	524
Change in accrued revenue on investments for liquidity purpose	(5)	1
Change in other assets	(149)	1
Change in undisbursed grants	(668)	(380)
Others	2	(0)
Net Cash Used in Operating Activities	$(836)	$(402)

- = nil. Note: 0 = less than $0.5 million.
The accompanying Notes are an integral part of these financial statements (ADF-8).

ADF-6
ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND STATEMENT OF RESOURCES 31 December 2022 Expressed in Millions of US Dollars
	Effective Amounts Committed[1]	Contributions Received
CONTRIBUTED RESOURCES
Australia	$2,894	$2,471
Austria	310	290
Azerbaijan	2	1
Belgium	244	223
Brunei Darussalam	21	21
Canada	2,108	2,102
China, People’s Republic of	277	232
Denmark	265	317
Finland	208	167
France	1,451	1,289
Germany	2,002	1,873
Hong Kong, China	136	130
India	105	82
Indonesia	36	29
Ireland	118	93
Italy	1,228	922
Japan	13,661	16,149
Kazakhstan	8	8
Korea, Republic of	707	619
Luxembourg	65	58
Malaysia	36	31
Nauru	0	0
The Netherlands	788	749
New Zealand	200	182
Norway	327	285
Philippines	2	1
Portugal	92	89
Singapore	28	28
Spain	493	432
Sweden	508	421
Switzerland	425	580
Taipei,China	123	117
Thailand	21	20
Türkiye	125	117
United Kingdom	1,811	1,286
United States	4,677	4,467
Total	35,502	35,882
TRANSFERS FROM ORDINARY CAPITAL RESOURCES		3,322
TRANSFERS FROM TECHNICAL ASSISTANCE SPECIAL FUND		3

TOTAL	$35,502	$39,207
Notes: Numbers may not sum precisely because of rounding. 0 = less than $0.5 million.
1  At exchange rates per respective Board of Governors' Resolutions.
The accompanying Notes are an integral part of these financial statements (ADF-8).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
SUPPLEMENTARY INFORMATION ON THE TRANSFER OF ADF LOANS AND OTHER ASSETS TO OCR ON 1 JANUARY 2017

On 1 January 2017, ADB transferred loans and other assets totaling $30,812 million from the Asian Development Fund (ADF) to ordinary capital resources (OCR) in accordance with the Board of Governors’ Resolution No. 372 authorizing the termination of ADF’s lending operations. From then on, concessional lending to lower-income countries continued from the OCR.

The transferred ADF assets comprised loans including accrued interest totaling $27,088 million and liquid assets totaling $3,724 million. Except for the $64 million return of set-aside resources, the rest of the transferred assets was treated as a contribution from ADF to OCR and recognized as a one-time income of $30,748 million in OCR, which has been allocated to ordinary reserves on 1 January 2017, following the adoption of the Board of Governors’ Resolution No. 387 dated 15 March 2017. The contribution part amounting to $30,748 million and the fair value adjustment on the loans amounting to $281 million were recognized as one-time loss of $31,029 million in ADF.

The proportionate share of ADF donors in the transferred assets as of 1 January 2017, taking into account the value of paid-in donor contributions that have been made available for operational commitments which are deemed by ADB to be applied for the transferred assets, was determined in accordance with Article V of the Regulations of the Asian Development Fund. Under Board of Governors’ Resolution No. 372, the proportionate share of an ADF donor will be taken into account in the event of the withdrawal of that donor from ADB and ADB's repurchase of its shares, and in the theoretical termination of ADB operations and liquidation of its assets. The value of each donor’s paid-in contributions was fixed in US dollars based on the special drawing right value of each donor contribution as of 1 January 2017. This was then used to determine the sources of funds in the transferred assets, as summarized in the following table.

ADF-7

Proportionate Share of Funding Sources of the ADF Assets Transferred to OCR
Expressed in Millions of US Dollars
	Proportionate Share
	Amount	%

DONOR CONTRIBUTIONS
Australia	$2,213	7.18
Austria	257	0.83
Belgium	231	0.75
Brunei Darussalam	17	0.06
Canada	1,889	6.13
China, People's Republic of	84	0.27
Denmark	242	0.79
Finland	180	0.58
France	1,270	4.12
Germany	1,679	5.45
Hong Kong, China	93	0.30
India	24	0.08
Indonesia	14	0.05
Ireland	79	0.26
Italy	1,099	3.57
Japan	11,197	36.34
Kazakhstan	4	0.01
Korea, Republic of	484	1.57
Luxembourg	47	0.15
Malaysia	24	0.08
Nauru	0	0.00
The Netherlands	716	2.32
New Zealand	157	0.51
Norway	266	0.86
Portugal	79	0.26
Singapore	18	0.06
Spain	432	1.40
Sweden	436	1.42
Switzerland	359	1.17
Taipei,China	90	0.29
Thailand	15	0.05
Türkiye	114	0.37
United Kingdom	1,440	4.67
United States	4,060	13.18
TOTAL DONOR CONTRIBUTIONS	29,309	95.13
OCR NET INCOME TRANSFERS	1,439	4.67
SET-ASIDE RESOURCES[1]	64	0.20
TOTAL (Note A)	$30,812	100.00

ADF = Asian Development Fund, OCR = ordinary capital resources.
Notes: 0 = about $0.3 million and 0.00 = 0.001%.
[1]
The  Board  of  Governors   authorized  the setting  aside of  10%   of  ADB’s  unimpaired   paid-in   capital   paid   by   members   as   of  28 April 1973 to  be used  as  part of  ADB’s Special Funds. The set-aside  capital of SDR47.6 million ($64 million equivalent as of 31 December 2016) was allocated and transferred to the Multi-Purpose Special Fund and subsequently transferred to the ADF in October 1975 as Set-Aside Resources.

The accompanying Notes are an integral part of these financial statements (ADF-8).

ADF-8

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
NOTES TO FINANCIAL STATEMENTS
31 December 2022 and 2021

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB’s corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term corporate strategy to 2030—Strategy 2030. Under Strategy 2030, ADB’s vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB will continue to prioritize the region’s poorest and most vulnerable countries ADB provides financial and technical assistance for projects and programs, which will contribute to achieve this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.1

The Asian Development Fund (ADF) was established in 1974 to more effectively carry out the special operations of the ADB by providing resources on concessional terms for economic and social development of the less developed member countries.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.

Termination of Lending Operations and Transfer of ADF Loans and Other Assets to OCR

The lending operations of the ADF were terminated on 1 January 2017, pursuant to Board of Governor’s Resolution No. 372, and ADF became a grant-only operation. Accordingly, the ADF loans and certain assets totaling $30,812 million were transferred to OCR. The proportionate share of funding sources of the ADF assets transferred to OCR is shown in ADF-7.

Replenishments

In November 2020, the Board of Governors adopted a resolution for the 12th replenishment of the Asian Development Fund (ADF 13) and the seventh regularized replenishment of Technical Assistance Special Fund (TASF).2 The replenishment which became effective on 8 June 2021 provides grant financing to eligible recipients from 2021 to 2024. As of 31 December 2022, ADB received instruments of contributions from 31 donors totaling $2,187 million, which represent 93% of the total ADF and TASF donor contribution commitment amounting to $2,361 million. Donors agreed to allocate $517 million to TASF out of the total replenishment.3

[1]
Special Funds refer to the Asian Development Fund (ADF), the Technical Assistance Special Fund (TASF), the Japan Special Fund (JSF), the Asian Development Bank Institute (ADBI), the Regional Cooperation and Integration Fund (RCIF), the Climate Change Fund (CCF), the Asia Pacific Disaster Response Fund (APDRF), and the Financial Sector Development Partnership Special Fund (FSDPSF).

[2]	ADB. 2020. Board of Governors’ Resolution No. 408: Twelfth Replenishment of the Asian Development Fund and Seventh Regularized Replenishment of the Technical Assistance Special Fund. Manila.
[3]	US dollar equivalent based on exchange rates in Board of Governor’s Resolution No. 408.

ADF-8

continued

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of ADF are prepared in accordance with the accounting principles generally accepted in the United States of America (US GAAP).

Functional and Reporting Currency

The US dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of the ADF.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions in currencies other than US Dollars to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Assets and liabilities are translated using the applicable exchange rates at the end of each reporting period. Translation adjustments relating to revaluation of assets and liabilities are reported as NET UNREALIZED LOSSES in the Statement of Income and Expenses.

Investments for Liquidity Purpose

Investment securities and time deposits are classified as available for sale and are reported at fair value (FV). Unrealized gains and losses are reported in FUND BALANCES as part of Accumulated other comprehensive loss. Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

Interest income on investment securities and time deposits is recognized as earned, and reported net of amortizations of premiums and discounts.

Securities Purchased Under Resale Arrangements

ADF accounts for transfers of financial assets in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 860, “Transfers and Servicing.” Transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise the transfers are accounted for as resale agreements and collateralized financing arrangements. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

Contributions and Contributed Resources

Upon effectivity of replenishment, contributions committed are recorded as Contributed Resources when the Instruments of Contribution are acknowledged and are made available for operational commitment. Contributions are generally paid in the currency of the contributor either in cash or promissory notes, based on agreed payment and encashment schedules.

Donors have the option to pay their contributions under the accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, and the discount is amortized over the standard encashment period of 10 years for ADF IX and ADF 12, 9 years for ADF X and ADF XI, and 11 years for ADF 13.

ADF-8

continued

Advanced Payments on Contributions

Payments received in advance or as qualified contributions that are not made available for operational commitment are recorded as advance payments on contributions and included under ACCOUNTS PAYABLE AND OTHER LIABILITIES.

Allowance for Credit Losses

When an available-for-sale (AFS) debt security’s fair value is lower than amortized cost, ADB recognizes impairment losses in earnings if ADB has the intent to sell the debt securities or if it is more likely than not that ADB will be required to sell the debt securities before recovery of the amortized cost. When ADB intends to hold or is not required to sell the debt securities, ADB will evaluate to determine if a credit loss exists. A portion of the decline in fair value below amortized cost basis due to credit-related factors will be recognized as an allowance for credit losses with a related charge to provision for credit losses.  For certain financial assets, such as Due from Banks and Securities Purchased under Resale Arrangements, no expected loss is determined based on the credit quality.

Grants and Undisbursed Grants

Grants are recognized as expense in the financial statements when they become effective. Upon completion of a project or cancellation of a grant, the corresponding undisbursed grant, if any, is reversed into Grants expenses.

Advances are provided from grants to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitments. Any unutilized portion is required to be returned to the fund. These are included in OTHER ASSETS.

Fair Value of Financial Instruments

ASC 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

ADF-8

continued

Accounting Estimates

The preparation of financial statement in accordance with US GAAP requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates. Judgements have been used in the valuation of certain financial instruments.

Accounting and Reporting Developments

In November 2021, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2021-10, “Government Assistance (Topic 832)—Disclosures by Business Entities about Government Assistance”, which require disclosures by business entities (all entities except for not-for-profit [NFP] entities within the scope of Topic 958, Not-for-Profit Entities, and employee benefit plans within the scope of Topic 960, Plan Accounting—Defined Benefit Pension Plans, Topic 962, Plan Accounting—Defined Contribution Pension Plans, and Topic 965, Plan Accounting—Health and Welfare Benefit Plans) about transactions with a government that have been accounted for by analogizing to a grant or contribution accounting model. The update took effect on 1 January 2022 but did not have an impact on ADF’s financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, ADF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which consists of cash on hand and current accounts in banks used for
(i) operational disbursements, (ii) receipt of funds from encashment of donor countries’ promissory notes, and (iii) clearing accounts.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity of funds invested. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

The currency of the investment for liquidity purpose portfolio as of 31 December 2022 and 2021 is US dollar currency only.

The FV and amortized cost of investments for liquidity purpose as of 31 December 2022 and 2021 are as follows:

($ million)
	2022		2021
	Fair Value	Amortized Cost	Fair Value	Amortized Cost

Due in one year or less	$821	$829	$1,316	$1,313
Due after one year through five years	2,787	2,977	2,474	2,434
Due after five years through ten years	660	749	837	834
Total	$4,268	$4,555	$4,627	$4,581

ADF-8

continued

Additional information relating to investments in government or government-related obligations and corporate obligations classified as available for sale are as follows:

($ million)
	2022	2021
As of
Amortized cost	$4,408	$3,910
Fair value	4,121	3,956
Gross unrealized gains	0	71
Gross unrealized losses	(287)	(25)

For the years ended 31 December	2022	2021
Decrease in net unrealized loss from prior year	(332)	(124)
Proceeds from sales	20	–
Gross gain on sales	0	–
Gross loss on sales	–	–
0 = less than $0.5 million.

The rate of return on the average investments for liquidity purpose held during the year ended 31 December 2022, including securities purchased under resale arrangements, was 1.9% (1.6% – 2021) excluding unrealized gains and losses on investment securities, and -5.5% (-1.2% – 2021) including unrealized gains and losses on investment securities.

The table below provides a listing of investments that sustained unrealized losses as of 31 December 2022 and 2021. There were 80 government or government-related obligations (nine – 2021) and five corporate obligations (nil – 2021) that have been in continuous losses for over one year.

($ million)
	One year or less		Over one year		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
As of 31 December 2022
Government or government- related obligations	$2,669	$124	$1,100	$146	$3,769	$270
Corporate Obligations	244	8	65	9	309	17
Total	$2,913	$132	$1,165	$155	$4,078	$287

($ million)
	One year or less		Over one year		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair	Unrealized
					Value	Losses
As of 31 December 2021
Government or government- related obligations	$1,103	$19	$155	$5	$1,257	$24
Corporate Obligations	73	1	–	–	73	1
Total	$1,176	$20	$155	$5	$1,330	$25

Note: Numbers may not sum precisely because of rounding.

ADF-8

continued

As of 31 December 2022, ADB had the intent and ability to hold the AFS debt securities of which the fair value is lower than amortized cost. ADB also assessed and determined that the decline of fair value below the amortized cost basis of the AFS securities was not due to credit-related factors.

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of 31 December 2022 and 2021 are as follows:

($ million)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
31 December 2022
Investments for liquidity purpose Government or government- related obligations	$3,799	$3,659	$139	$–
Time deposits	146	–	146	–
Corporate obligations	323	323	–	–
Securities purchased under resale arrangements	17	–	17	–
Total at fair value	$4,285	$3,982	$303	$–

Note: Numbers may not sum precisely because of rounding.

($ million)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
31 December 2021
Investments for liquidity purpose Government or government- related obligations	$3,644	$3,517	$127	$–
Time deposits	671	–	671	–
Corporate obligations	312	312	–	–
Securities purchased under resale arrangements	17	–	17	–
Total at fair value	$4,644	$3,829	$815	$–

If available, active market quotes are used to measure fair values of investment securities and related financial assets. Otherwise, they are categorized as Level 2 or Level 3, and valuation is provided by independent valuation services, custodians, and asset managers, or based on discounted cash flow model using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities. Time deposits are reported at cost, which approximates FV.

ADF-8

continued

NOTE D—GUARANTEES

ADB provides guarantees under the Private Sector Window (PSW) of the ADF. Such guarantees include credit guarantees where certain principal is covered. As of 31 December 2022, the guarantees have a maximum potential exposure of $5 million (nil – 2021) and an outstanding amount of $4 million (nil – 2021). The maximum potential exposure represents the undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion.

NOTE E—RELATED PARTY TRANSACTIONS AND OTHER LIABILITIES

The OCR and special funds resources are at all times used, committed, and invested entirely separate from each other.

Included in Payable to related funds and other liabilities as of 31 December 2022 is the net amount of $29 million ($28 million – 2021) payable to OCR, and $16 million (nil – 2021) payable to TASF.

The payable to OCR represents the amount of administrative and operational expenses allocated to the ADF pending settlement (see Note H) while the payable to TASF represents specific portion of installment payments received from donors for ADF 13 that were allocated to the TASF.

As of 31 December 2022, ADF guarantees to OCR under the PSW had a maximum potential exposure of $5 million (nil – 2021).

NOTE F—CONTRIBUTED RESOURCES AND ADVANCED CONTRIBUTIONS

In May 2022, the ADF received $292 million following the Board of Governors’ approval of the transfer of OCR’s 2021 net income allocation ($292 million – 2021).

ADF receives cash or nonnegotiable, noninterest-bearing demand obligations as payment for the contributions. Subject to certain restrictions imposed by applicable Board of Governors’ resolutions, demand obligations are encashable by ADB at par upon demand. The unencashed balance as of
31 December 2022 is reported as a reduction in the Fund Balances, which ADB currently expects to be encashed in varying amounts over the standard encashment period ending 31 December 2021 for
ADF XI, 31 December 2026 for ADF 12, and 31 December 2031 for ADF 13.

As of 31 December 2022, a total of $1,782 million was committed and acknowledged for ADF 13, of which $801 million was made available for operational commitment and recorded in Contributed Resources.

Advance payments on contributions received from donors as of 31 December 2022 totaled $119 million
($137 million – 2021) and are presented under ACCOUNTS PAYABLE AND OTHER LIABILITIES. Of this amount, $50 million ($57 million – 2021) were received in cash, while the remaining $69 million ($80 million – 2021) were received in demand obligations and reported under OTHER ASSETS.

ADF-8

continued

NOTE G—ACCUMULATED OTHER COMPREHENSIVE LOSS

Comprehensive Loss has two major components: net loss (ADF-2) and other comprehensive income
(ADF-3). Other comprehensive loss includes unrealized gains and losses on available for sale securities.

The following table presents the changes in Accumulated Other Comprehensive Loss balances for the years ended 31 December 2022 and 2021:

($ million)
	Accumulated Other Comprehensive Loss
	2022	2021
Balance, 1 January	$(1,454)	$(1,330)
Unrealized Holding Losses on Investments for Liquidity Purpose Other comprehensive loss before reclassification	(332)	(124)
Amounts reclassified from accumulated other comprehensive loss	(0)	–
Net current-period other comprehensive loss	(332)	(124)
Balance, 31 December	$(1,786)	$(1,454)
0 = less than $0.5 million.

The reclassifications of Accumulated Other Comprehensive Loss to Income and Expenses for the years ended 31 December 2022 and 2021 are presented below:

($ million)
	Amounts Reclassified
Accumulated Other	from Accumulated Other
Comprehensive Loss	Comprehensive Loss		Affected Line Item in the
Components	2022	2021	Statement of Income and Expenses

Unrealized Holding Gains on Investments for Liquidity Purpose	0	–	NET REALIZED GAINS FROM INVESTMENTS FOR LIQUIDITY PURPOSE
0 = less than $0.5 million.

NOTE H—ADMINISTRATIVE EXPENSES

Administrative expenses represent administration charges allocated to ADF, which is an apportionment of all administrative expenses of ADB in the proportion of the relative volume of operational activities.

NOTE I—GRANTS AND UNDISBURSED GRANTS

Undisbursed grants are denominated in US dollars and represent effective grants not yet disbursed and unliquidated. During 2022, 30 grants (38 grants – 2021) became effective resulting in a total Grants expense of $827 million ($524 million – 2021), net of $18 million ($47 million – 2021) undisbursed grants that were reversed as reduction in grant expenses.

The FV of undisbursed commitments approximates the amount outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

ADF-8

continued

NOTE J—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2022 and 2021, ADF has no assets or liabilities measured at FV on a non-recurring basis. See Notes C and I for discussions relating to investments for liquidity purpose and undisbursed grants, respectively. In all other cases, the carrying amounts of ADF’s assets and liabilities are considered to approximate FVs.

NOTE K—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2022 through 13 March 2023, the date these financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the ADF’s financial statements as of 31 December 2022.

TECHNICAL ASSISTANCE SPECIAL FUND
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for designing, implementing, and maintaining effective internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2022, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that ADB's internal control over financial reporting is effective as of 31 December 2022.

Masatsugu Asakawa President

Roberta Casali
Vice President (Finance and Risk Management)

Chai S. Kim Controller

13 March 2023

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Asian Development Bank (“ADB”) as of December 31, 2022, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, ADB maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022.

We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the accompanying statements of financial position of Asian Development Bank (“ADB”) – Technical Assistance Special Fund as of December 31, 2022 and 2021, and the related statements of activities and changes in net assets, and cash flows for the years then ended and the related notes to the financial statements. Our report dated March 13, 2023 expressed an unmodified opinion on those financial statements.

Basis of Opinion

We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting section of our report. We are required to be independent of ADB and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting

ADB's management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting

Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects – and to issue an auditor’s report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.

In performing an audit of internal control over financial reporting in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Obtain an understanding of internal control over financial reporting, assess the risk that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

ADB’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Public Accountants and
Chartered Accountants
Singapore

March 13, 2023

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

Opinion

We have audited the accompanying financial statements of Asian Development Bank (“ADB”) – Technical Assistance Special Fund, which comprise the statement of financial position as of December 31, 2022 and 2021, and the related statements of activities and changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB - Technical Assistance Special Fund as of December 31, 2022 and 2021, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, ADB’s internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control  — Integrated Framework  (2013)  issued  by  the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2023 expressed an unmodified opinion on ADB’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB - Technical Assistance Special Fund and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Technical Assistance Special Fund’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor’s Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Technical Assistance Special Fund’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Report on Supplemental Schedules

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of statement of resources as of December 31, 2022, is presented for the purpose of additional analysis and is not a required part of the financial statements. This schedule is the responsibility of ADB's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

Such schedule has been subjected to the auditing procedures applied in our audits of the financial statements and certain additional procedures, including comparing and reconciling such schedule directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, such schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Other Information

Management is responsible for the other information included in the annual report. The other information comprises the management’s discussion and analysis but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Public Accountants and
Chartered Accountants
Singapore

March 13, 2023

TASF-1
ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND STATEMENT OF FINANCIAL POSITION 31 December 2022 and 2021 Expressed in Thousands of US Dollars

	2022		2021
ASSETS

DUE FROM BANKS (Note H)		$8,276		$8,317

INVESTMENTS FOR LIQUIDITY PURPOSE
(Notes C, H and I)
Government or government-related obligations	$478,838		$361,890
Time deposits	162,750		284,308
Corporate obligations	56,968	698,556	25,563	671,761

ACCRUED REVENUE		3,410		596

DUE FROM CONTRIBUTORS (Note F)		256,463		413,465

ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS (Note D)		23,258		4,300

TOTAL		$989,963		$1,098,439

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Payable to related funds (Note D)	$285		$611
Deferred credits (Note E)	–	$285	1,917	$2,528

UNDISBURSED TECHNICAL ASSISTANCE (Notes E and I)		704,646		631,444

TOTAL LIABILITIES		704,931		633,972

UNCOMMITTED BALANCES (TASF-2, Note F), represented by:
Net assets without donor restrictions		285,032		464,467

TOTAL		$989,963		$1,098,439
The accompanying Notes are an integral part of these financial statements (TASF-5).

TASF-2
ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS For the Years Ended 31 December 2022 and 2021 Expressed in Thousands of US Dollars

	2022	2021
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

CONTRIBUTIONS (TASF-4, Note F)	$90,368	$568,065

REVENUE
From investments for liquidity purpose—net (Note C)	(19,956)	(3,598)
From other sources (Notes D and E)	9,965	7,053
Total	80,377	571,520

EXPENSES
Technical assistance— net (Notes E and G)	(217,791)	(188,762)
Administrative expenses (Note D)	(7,230)	(6,815)
Financial expenses	(49)	(42)
Total	(225,070)	(195,619)

CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(144,693)	375,901

EXCHANGE (LOSSES) GAINS—net	(34,742)	1,417

(DECREASE) INCREASE IN NET ASSETS	(179,435)	377,318

NET ASSETS AT BEGINNING OF YEAR	464,467	87,149

NET ASSETS AT END OF YEAR	$285,032	$464,467

The accompanying Notes are an integral part of these financial statements (TASF-5).

TASF-3
ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND STATEMENT OF CASH FLOWS For the Years Ended 31 December 2022 and 2021 Expressed in Thousands of US Dollars

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Contributions received	$194,451	$204,325
Interest received on investments for liquidity purpose	9,267	2,581
Net cash received from other activities	2,734	238
Technical assistance disbursed	(147,609)	(137,650)
Financial expenses paid	(49)	(42)

Net Cash Provided by Operating Activities	58,794	69,452

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	4,700,008	5,103,985
Purchases of investments for liquidity purpose	(4,758,840)	(5,174,452)

Net Cash Used in Investing Activities	(58,832)	(70,467)

Effect of Exchange Rate Changes on Due from Banks	(3)	(1)

Net Decrease in Due from Banks	(41)	(1,016)

Due from Banks at Beginning of Year	8,317	9,333

Due from Banks at End of Year	$8,276	$8,317

The accompanying Notes are an integral part of these financial statements (TASF-5).

TASF-4
ASIAN DEVELOPMENT BANK - TECHNICAL ASSISTANCE SPECIAL FUND
STATEMENT OF RESOURCES
31 December 2022
Expressed in Thousands of US Dollars
	C O N T R I B U T I O N S
		CUMULATIVE BALANCES
Contributor	Committed during 2022 [a]	Direct Voluntary	Regularized Replenishment [b]	TOTALS
Australia	$(98)	$2,484	$230,046	$232,531
Austria	(7)	159	19,417	19,576
Azerbaijan	(1)	–	430	430
Bangladesh	–	47	–	47
Belgium	–	1,394	8,535	9,929
Brunei Darussalam	(0)	–	1,051	1,051
Canada	(31)	3,346	96,280	99,626
China, People's Republic of	(40)	1,600	53,365	54,965
Denmark	–	1,963	9,919	11,881
Finland	(3)	237	11,096	11,333
France	(17)	1,697	65,030	66,727
Germany	(30)	3,315	95,376	98,690
Hong Kong, China	(5)	100	12,894	12,994
India	(17)	4,494	18,448	22,942
Indonesia	(4)	250	5,144	5,394
Ireland	(5)	–	11,817	11,817
Italy	(15)	774	54,591	55,366
Japan	(323)	47,710	857,684	905,394
Kazakhstan	–	–	940	940
Korea, Republic of	(27)	1,900	66,503	68,403
Luxembourg	(2)	–	4,332	4,332
Malaysia	779	909	3,275	4,184
Nauru	–	–	67	67
Netherlands	(6)	1,337	33,537	34,875
New Zealand	(5)	1,096	13,837	14,932
Norway	(7)	3,279	21,203	24,482
Pakistan	280	2,646	–	2,646
Philippines	(1)	–	668	668
Portugal	30	–	3,712	3,712
Singapore	(1)	1,100	3,081	4,181
Spain	(4)	190	25,867	26,057
Sri Lanka	–	6	–	6
Sweden	(7)	861	27,280	28,141
Switzerland	(8)	1,035	24,198	25,233
Taipei,China	(4)	200	9,765	9,965
Thailand	(1)	–	1,868	1,868
Türkiye	(1)	–	4,588	4,588
United Kingdom	(51)	5,617	128,613	134,230
United States	–	1,500	165,120	166,620
Total	368	91,248	2,089,573	2,180,821

Transfer to Asian Development Fund				(3,472)
Allocation from OCR Net Income	90,000			1,519,000
Other Resources [c]				261,808
TOTAL	$90,368			$3,958,157

Note: Numbers may not sum precisely because of rounding. 0 = less than $500.

[a]
Includes (i) voluntary contribution of $280,000 from Pakistan, and (ii) additional ADF 13 contributions of $29,608 from Portugal, and $779,429 from Malaysia which resulted in adjustments (shown as negative figures) of other donors' share in proportion to the total amount of contributions set-aside for TASF.

[b]
Represents TASF portion of contributions to the replenishment of the Asian Development Fund and the Technical Assistance Special Fund authorized by Governors' Resolution Nos. 182, 214, 300, 333, 357, 382 and 408, valued at Resolutions' rate.

[c]	Represents income and reimbursements, including net unrealized holding gains/losses.

TASF-5

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO FINANCIAL STATEMENTS
31 December 2022 and 2021

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB’s corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term corporate strategy to 2030—Strategy 2030. Under Strategy 2030, ADB’s vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB will continue to prioritize the region’s poorest and most vulnerable countries. ADB provides financial and technical assistance for projects and programs, which will contribute to achieve this purpose. These are financed through ordinary capital resources (OCR) and special funds.1

The Technical Assistance Special Fund (TASF) was established to provide technical assistance on a grant basis to DMCs of the ADB and for regional technical assistance. TASF resources consist of regularized replenishments and direct voluntary contributions by members, allocations from the net income of OCR, and revenue from investments and other sources.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.

Replenishments

In November 2020, the Board of Governors adopted a resolution providing for the 12th replenishment of the Asian Development Fund and the seventh regularized replenishment of the Technical Assistance Special Fund (ADF 13).2 The replenishment which became effective on 8 June 2021 provides grant financing to eligible recipients from 2021 to 2024. Donors agreed to allocate $517 million to TASF out of the total replenishment. As of 31 December 2022, TASF received contribution commitments from 31 donors totaling $478 million, or 93% of the total commitment.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Financial Statements

The financial statements of the TASF are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are presented on the basis of those for not-for-profit organizations.

TASF reports donors’ contributions of cash and other assets as assets without donor restrictions as these are made available to TASF without conditions other than for the purpose of pursuing its objectives.

Functional and Reporting Currency

The US dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of the TASF.

[1]
Special funds refer to Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special
Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

[2]	ADB. 2020. Board of Governors’ Resolution No. 408: Twelfth Replenishment of the Asian Development Fund and Seventh Regularized Replenishment of the Technical Assistance Special Fund. Manila.

TASF-5
continued

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar currencies to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets and liabilities which are denominated in non-US dollar currencies are adjusted using the applicable exchange rates at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments for Liquidity Purpose

All investments held by TASF are reported at fair value (FV). Interest income earned, realized and unrealized gains and losses are included in REVENUE From investments for liquidity purpose.

Contributions

The contributions from donors and the allocations from OCR net income are included in the financial statements from the date of the acknowledgement by the President or effectiveness, whichever comes later and the Board of Governors’ approval, respectively.

Technical Assistance and Related Undisbursed Balance

Technical assistance (TA) is recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed commitment balance is reversed. TA expenses are also reversed accordingly.

Advances are provided from TA to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitments. Any unutilized portion is required to be returned to the fund. These are included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

TASF-5
continued

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting Estimates

The preparation of financial statements in accordance with US GAAP requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities, and uncommitted balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the TASF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which consists of cash on hand and current accounts in banks used for
(i) operational disbursements, (ii) receipt of funds from encashment of donor countries’ promissory notes, and (iii) clearing accounts.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments for liquidity purpose held by TASF are reported at FV. Interest income earned, realized and unrealized gains and losses are included in REVENUE From investments for liquidity purpose. During 2022, REVENUE From investments for liquidity purpose of -$19,956,000 (-$3,598,000 – 2021) included income from securities, time deposits and corporate obligations of $11,260,000 ($2,631,000 – 2021), net of unrealized investment holding losses of $31,216,000 ($6,229,000 – 2021).

The currency composition of the investment for liquidity purpose portfolio as of 31 December 2022 and 2021 is US dollar currency only.

The rate of return on the average investments for liquidity purpose held during the year ended
31 December 2022 was -2.9% (-0.6% – 2021).

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets by contractual maturity as of 31 December 2022 and 2021 are as follows:

($ thousand)
	2022			2021
Investments for liquidity purpose	0-1 year	> 1 year	Total	0-1 year	> 1 year	Total
Government or government-related obligations	$121,112	$357,726	$478,838	$–	$361,890	$361,890
Time deposits	162,750	–	162,750	284,308	–	284,308
Corporate obligations	–	56,968	56,968	–	25,563	25,563
Total at fair value	$283,862	$414,694	$698,556	$284,308	$387,453	$671,761

TASF-5
continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE and related financial assets as of
31 December 2022 and 2021 are as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
2022
Investments for liquidity purpose
Government or government-related obligations	$478,838	$428,871	$49,967	$–
Time deposits	162,750	–	162,750	–
Corporate obligations	56,968	56,968	–	–
Total at fair value	$698,556	$485,839	$212,717	$–

2021
Investments for liquidity purpose
Government or government-related obligations	$361,890	$303,946	$57,944	$–
Time deposits	284,308	–	284,308	–
Corporate obligations	25,563	25,563	–	–
Total at fair value	$671,761	$329,509	$342,252	$–

If available, investments are fair valued based on active market quotes. These include government or government-related obligations. Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. Under the five most recent replenishments, a specific portion of the total contributions is allocated to the TASF as regularized replenishments. ADF receives the contributions from members and subsequently transfers the specified portion to the TASF. Regional technical assistance projects and program activities may be cofinanced by ADB’s other special funds and trust funds administered by ADB. Interfund accounts are settled regularly between the TASF and the other funds.

ADB does not allocate any service fees to TASF for administering TA which involves a range of personnel services. The TASF has estimated the FV of personnel services involved in administering TAs to be 5% of amounts disbursed for TA projects. For the year ended 31 December 2022, the calculated service fee was $7,230,000 ($6,815,000 – 2021) recorded as Administrative expenses under EXPENSES, and REVENUE From other sources. The transaction has no impact on the net assets of TASF.

TASF-5
continued

The interfund account balances included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES are as follows:

($ thousand)
	2022	2021
Receivable from:
Asian Development Fund	$16,287	$–
Regional Cooperation and Integration Fund—net	66	72
Climate Change Fund—net	170	38
Financial Sector Development Partnership Special Fund	–	31
Trust Funds—net	1,788	1,274
Total	$18,311	$1,415

Payable to:
Ordinary capital resources—net	$238	$175
Total	$238	$175

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

Undisbursed TAs are denominated in US dollars and represent effective TAs not yet disbursed and unliquidated. During 2022, 165 TA projects and 109 supplementary TAs (154 TA projects and 96 supplementary – 2021) became effective resulting in a total TA expense of $217,791,000
($188,762,000 – 2021), net of $18,725,000 ($18,230,000 – 2021) undisbursed TA that were reversed as a reduction in TA expenses.

The FV undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

ADB normally finances all TA on a grant basis. However, some TA operations are subject to the recovery of the full cost of the TA or provided on a reimbursable basis. During 2022, there was $2,540,000 TA reimbursement ($232,000 – 2021) that was included in REVENUE From other sources.

As of 31 December 2022, there were no reimbursable TA that were received in advance of the TA effectiveness ($1,707,000 – 2021) that were included in ACCOUNTS PAYABLE AND OTHER LIABILITIES.

TASF-5
continued

NOTE F—CONTRIBUTIONS AND UNCOMMITTED BALANCES

During the year ended 31 December 2022, TASF received total contributions of $90,368,000 comprising of $88,000 in additional contributions from ADF 13, $280,000 direct voluntary contributions from one donor, and $90,000,000 from OCR’s 2021 net income allocation ($90,000,000 – 2021) following the Resolution of the Board of Governors in May 2022. During the year, TASF received cash and promissory notes from ADF replenishments, comprising of the following:

($ thousand)
	2022	2021

Regularized Replenishments
ADF 13	$125,132	$103,161
ADF 12	9,749	7,568

Total	$134,881	$110,729

Total contributions not yet received and reported as DUE FROM CONTRIBUTORS are as follows:

($ thousand)
	2022	2021

Direct Voluntary	$70	$–

Regularized Replenishments
ADF 13	$227,846	$374,909
ADF 12	4,930	14,679
ADF X	19,437	19,628
ADF IX	4,180	4,249
	256,393	413,465

Total	$256,463	$413,465

Some of the direct contributions received can be subject to restricted procurement sources, while some are given on condition that the technical assistance be made on a reimbursable basis. The total contributions received for the years ended 31 December 2022 and 2021 were without any restrictions.

Uncommitted balances comprise amounts which have not been committed by ADB as of 31 December 2022 and 2021. These balances include approved TA projects/programs that are not yet effective.

TASF-5
continued

NOTE G—TECHNICAL ASSISTANCE EXPENSES

TA expenses are classified according to their nature using the budget allocation specified in the relevant TA agreement for the TAs that became effective during the year. The details of TA expenses for the years ended 31 December 2022 and 2021 are as follows:

($ thousand)
	2022	2021
Consultants	$184,573	$171,873
Trainings and seminars	23,154	11,943
Studies	6,315	4,513
Equipment	2,413	2,035
Other expenses—net [a]	1,336	(1,602)
Total	$217,791	$188,762
a Net of undisbursed commitment balances that were reversed as a reduction in TA expenses. (See Note E).

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of TASF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, TASF invests cash in excess of daily requirements in short-term investments.

As of 31 December 2022, TASF has liquidity of $292,138,000 ($292,625,000 – 2021) consisting of DUE FROM BANKS of $8,276,000 ($8,317,000 – 2021), INVESTMENTS FOR LIQUIDITY PURPOSE in Time deposits of $162,750,000 ($284,308,000 – 2021), and Government or government-related obligations of $121,112,000 (nil – 31 December 2021), available within one year from the balance sheet date to meet cash needs for general expenditure.

NOTE I—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2022 and 2021, TASF has no assets or liabilities measured at FV on a non-recurring basis. See Notes C and E for discussions relating to investments for liquidity purpose and undisbursed technical assistance, respectively. In all other cases, the carrying amount of TASF’s assets and liabilities is considered to approximate FV.

NOTE J—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2022 through 13 March 2023, the date these financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the TASF’s financial statements as of 31 December 2022.

JAPAN SPECIAL FUND
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for designing, implementing, and maintaining effective internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2022, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that ADB's internal control over financial reporting is effective as of 31 December 2022.

Masatsugu Asakawa President

Roberta Casali
Vice President (Finance and Risk Management)

Chai S. Kim Controller

13 March 2023

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of
Asian Development Bank

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Asian Development Bank (“ADB”) as of December 31, 2022, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, ADB maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022.

We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the accompanying financial position of Asian Development Bank (“ADB”) – Japan Special Fund as of December 31, 2022 and 2021, and the related statements of activities and changes in net assets, and cash flows for the years then ended and the related notes to the financial statements. Our report dated March 13, 2023 expressed an unmodified opinion on those financial statements.

Basis of Opinion

We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting section of our report. We are required to be independent of ADB and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting

ADB's management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting

Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects – and to issue an auditor’s report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.

In performing an audit of internal control over financial reporting in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Obtain an understanding of internal control over financial reporting, assess the risk that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

ADB’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Public Accountants and Chartered Accountants Singapore

March 13, 2023

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

Opinion

We have audited the accompanying financial statements of Asian Development Bank (“ADB”) – Japan Special Fund, which comprise the statements of financial position as of December 31, 2022 and 2021, and the related statements of activities and changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB - Japan Special Fund as of December 31, 2022 and 2021, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, ADB’s internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control  — Integrated Framework  (2013)  issued  by  the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2023 expressed an unmodified opinion on ADB’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB - Japan Special Fund and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Japan Special Fund’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor’s Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Japan Special Fund’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Other Information

Management is responsible for the other information included in the annual report. The other information comprises the management’s discussion and analysis but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Public Accountants and Chartered Accountants Singapore

March 13, 2023

JSF-1

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
STATEMENT OF FINANCIAL POSITION
31 December 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021
ASSETS

DUE FROM BANKS (Note H)	$5,144	$5,150

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and H)
Time deposits	108,922	107,111

ACCRUED REVENUE	117	9

TOTAL	$114,183	$112,270

LIABILITIES AND NET ASSETS

ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$14	$24

UNDISBURSED TECHNICAL ASSISTANCE (Note E)	4,000	–

TOTAL LIABILITIES	4,014	24

UNCOMMITTED BALANCES (JSF-2, Note F), represented by:
Net assets without donor restrictions	110,169	112,246

TOTAL	$114,183	$112,270
The accompanying Notes are an integral part of these financial statements (JSF-4).

JSF-2

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose (Note C)	$1,920	$80
From other sources	80	–
Total	2,000	80

EXPENSES
Technical assistance (Notes E and G)	(4,000)	–
Administrative expenses (Note G)	(77)	(84)
Total	(4,077)	(84)

TRANSFER OF ACCSF'S RESIDUAL
FUNDS TO JSF (Notes A and F)	–	39,447

(DECREASE) INCREASE IN NET ASSETS
WITHOUT DONOR RESTRICTIONS	(2,077)	39,443

CHANGES IN NET ASSETS WITH DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose (Note C)	–	36

TRANSFER OF ACCSF'S RESIDUAL
FUNDS TO JSF (Notes A and F)	–	(39,447)

DECREASE IN NET ASSETS
WITH DONOR RESTRICTIONS	–	(39,411)

(DECREASE) INCREASE IN NET ASSETS	(2,077)	32

NET ASSETS AT BEGINNING OF PERIOD	112,246	112,214

NET ASSETS AT END OF YEAR	$110,169	$112,246
The accompanying Notes are an integral part of these financial statements (JSF-4).

JSF-3

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received on investments for liquidity purpose	$1,812	$115
Net cash received from other sources	80	–
Administrative expenses paid	(87)	(83)

Net Cash Provided by Operating Activities	1,805	32

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	5,486,834	5,394,384
Purchases of investments for liquidity purpose	(5,488,645)	(5,391,250)

Net Cash (Used in) Provided by Investing Activities	(1,811)	3,134

Net (Decrease) Increase in Due From Banks	(6)	3,166

Due from Banks at Beginning of Year	5,150	1,984

Due from Banks at End of Year	$5,144	$5,150

The accompanying Notes are an integral part of these financial statements (JSF-4).

JSF-4

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
NOTES TO FINANCIAL STATEMENTS
31 December 2022 and 2021

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB’s corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term corporate strategy to 2030—Strategy 2030. Under Strategy 2030, ADB’s vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB will continue to prioritize the region’s poorest and most vulnerable countries. ADB provides financial and technical assistance for projects and programs, which will contribute to achieve this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.1

The Japan Special Fund (JSF) was established in March 1988 when the Government of Japan and ADB entered into a financial arrangement whereby the Government of Japan agreed to make an initial contribution and ADB became the administrator. The purpose of JSF is to help developing member countries (DMCs) of ADB restructure their economies in the light of changing global environment and to broaden their investment opportunities.

In March 1999, funded by the Government of Japan, Asian Currency Crisis Support Facility (ACCSF) was established within JSF to assist in the economic recovery of crisis-affected member countries (CAMCs). With the general fulfillment of the purpose of the facility, the Government of Japan and ADB agreed to terminate the ACCSF in March 2002 and all projects were financially completed in 2011.

In September 2021, the Government of Japan decided to resume utilizing the JSF’s remaining balance starting January 2022 to maximize its benefits in supporting the needs of ADB’s DMCs through TA. In addition, the Government decided to transfer the residual funds of ACCSF to JSF’s account and close the ACCSF’s account. In November 2021, ACCSF account was closed after transferring its residual balance amounting to $39,447,000 to JSF’s account. The residual balance transferred from ACCSF forms part of JSF which are used for JSF’s general objectives.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the JSF are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are presented on the basis of those for not-for-profit organizations and as net assets with and without donor restrictions. Certain changes were made to the 2021 presentation to conform with the current year presentation.

The JSF reports donor’s contributed cash and other assets as support without donor restrictions as these are made available to the JSF without conditions other than for the purposes of pursuing the objectives of the JSF.

[1]
Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

JSF-4

continued

The JSF reports donor’s contributed cash and other assets as support with donor restrictions if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS. There was no net asset with donor restriction as of 31 December 2022 and 2021. The ACCSF assets transferred to JSF are no longer with donor restriction after November 2021.

For the year ended 31 December 2021, ACCSF reported $36,000 revenue from investments for liquidity purpose in CHANGES IN NET ASSETS WITH DONOR RESTRICTIONS. The transfer of residual funds and investments for liquidity purpose from ACCSF to JSF in November 2021 had no effect on the overall presentation of the Statement of Cash Flow for the year ended 31 December 2021. ACCSF’s net cash used in operating activities for the year ended 31 December 2021 was $39,409,000 while net cash provided by investing activities was $39,211,000.

Functional and Reporting Currency

The US dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of the JSF.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar currencies to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets and liabilities which are denominated in non-US dollar currencies are adjusted using the applicable exchange rates at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments for Liquidity Purpose

All investments held by JSF are reported at fair value (FV). Interest income on time deposits is recognized as earned and reported in REVENUE FROM INVESTMENTS FOR LIQUIDITY PURPOSE.

Technical Assistance, Grants, and Related Undisbursed Balance

TA and grants are recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project or grant, any undisbursed committed balance is reversed. TA or grant expenses are also reversed accordingly.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

JSF-4

continued

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting Estimates

The preparation of financial statements in accordance with US GAAP requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the JSF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which consists of cash on hand and current accounts in banks used for operational disbursements. Certain changes were made to the 2021 presentation to align with the current year presentation, following the transfer of ACCF’s residual balance to JSF account in November 2021.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity of funds invested. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments for liquidity purpose held as of 31 December 2022 and 2021 were in US dollar time deposits.

The rate of return on the average investments for liquidity purpose held during the year ended 31 December 2022, based on the portfolio held at the beginning and end of each month, was 1.8% (0.1% – 2021).

JSF-4

continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 December 2022 and 2021 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
2022
Investments for liquidity purpose
Time deposits	$108,922	$–	$108,922	$–

2021
Investments for liquidity purpose
Time deposits	$107,111	$–	$107,111	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to JSF are settled regularly with OCR and other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds.

As of 31 December 2022, $5,000 ($14,000 – 2021) was payable by JSF to OCR which is included in the ACCOUNTS PAYABLE AND OTHER LIABILITIES.

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

Undisbursed TA are denominated in US dollars and represent effective TA projects not yet disbursed and unliquidated. During 2022, two TA projects (nil – 2021) became effective resulting in a total TA expense of $4,000,000 (nil – 2021).

The FV of undisbursed TA commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—CONTRIBUTIONS AND UNCOMITTED BALANCES

Contributions received for specific TA projects/programs are classified as support with donor restrictions. Effective 31 December 2002, net assets with donor restrictions under JSF were integrated into the regular net assets without donor restrictions. The ACCSF was established for specific purposes and its net assets were separately reported with donor restrictions. As of 31 December 2022, with the transfer of ACCSF net assets to JSF (Note A), there was no remaining uncommitted balance with donor restrictions pertaining to ACCSF.

Uncommitted balances comprise amounts which have not been committed by ADB as of 31 December 2022 and 2021.

JSF-4

continued

NOTE G—EXPENSES

Technical assistance

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TA projects that became effective during the year. The details of TA expenses for the years ended 31 December 2022 and 2021 are as follows:

($ thousand)
	2022	2021
Consultants	$3,576	$–
Studies	9	–
Other expenses	415	–
Total	$4,000	$–

Administrative expenses

Administrative expenses include salaries and benefits, audit fees, and contractual services, which are incurred for management and general supporting activities. The following table summarizes administrative expenses for the years ended 31 December 2022 and 2021:

($ thousand)
	2022	2021
Salaries and benefits	$57	$59
Audit fees	20	19
Contractual services	–	6
Total	$77	$84

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of JSF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, JSF invests cash in excess of daily requirements in short-term investments.

As of 31 December 2022, the JSF has liquidity of $114,066,000 ($112,261,000 – 2021) consisting of DUE FROM BANKS of $5,144,000 ($5,150,000 – 2021) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $108,922,000 ($107,111,000 – 2021), available within one year of the balance sheet date to meet cash needs for general expenditure.

NOTE I—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2022 and 2021, JSF has no assets or liabilities measured at FV on a non-recurring basis. See Note C and E for discussions relating to investments for liquidity purpose and undisbursed technical assistance, respectively. In all other cases, the carrying amount of JSF’s assets and liabilities is considered to approximate FV.

JSF-4

continued

NOTE J—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2022 through 13 March 2023, the date these financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the JSF’s financial statements as of 31 December 2022.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

Opinion

We have audited the accompanying financial statements of Asian Development Bank (“ADB”) – Asian Development Bank Institute, which comprise the statements of financial position as of December 31, 2022 and 2021, and the related statements of activities and changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB - Asian Development Bank Institute as of December 31, 2022 and 2021, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB - Asian Development Bank Institute and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Asian Development Bank Institute’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor’s Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Asian Development Bank Institute’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Other Information

Management is responsible for the other information included in the annual report. The other information comprises the management’s discussion and analysis but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Public Accountants and Chartered Accountants Singapore

March 13, 2023

ADBI-1

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
STATEMENT OF FINANCIAL POSITION
31 December 2022 and 2021
Expressed in Thousands of US Dollars

	2022		2021
ASSETS

DUE FROM BANKS (Note J)		$15,402		$17,034

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C and J)
Time deposits		11,113		10,928

PROPERTY, FURNITURE, AND EQUIPMENT (Note D)		648		3,200
Property, Furniture, and Equipment	$2,926		$5,788
Less—allowance for depreciation	2,278		2,588

DUE FROM CONTRIBUTORS (Note F)		5,072		5,672

LONG-TERM GUARANTEE DEPOSITS (Note E)		1,086		1,237

OTHER ASSETS		80		280

TOTAL		$33,401		$38,351

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accrued pension and postretirement medical benefit costs (Note I)	$4,152		$7,125
Asset reinstatement obligations (Note E)	825		940
Lease liability (Note E)	374		2,984
Others	1,418	$6,769	1,064	$12,113

UNCOMMITTED BALANCES (ADBI-2), represented by:
Net assets without donor restrictions	26,342		25,502
Net assets with donor restrictions (Note G)	290	26,632	736	26,238

TOTAL		$33,401		$38,351
The accompanying Notes are an integral part of these financial statements (ADBI-4).

ADBI-2

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

CONTRIBUTIONS (Note F)	$11,840	$13,322

REVENUE
From rental (Notes E and G)	270	320
From investments for liquidity purpose (Note C)	196	10
From other sources—net (Notes G and H)	517	625

NET ASSETS RELEASED FROM
ASSETS WITH DONOR RESTRICTIONS (Note G)	446	266

Total	13,269	14,543

EXPENSES
Administrative expenses (Notes G and H)	(8,363)	(9,024)
Program expenses (Note G)	(4,965)	(3,900)

Total	(13,328)	(12,924)

CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(59)	1,619

EXCHANGE LOSSES—net	(1,084)	(924)

TRANSLATION ADJUSTMENTS	(1,063)	(955)

POST RETIREMENT BENEFIT LIABILITY ADJUSTMENTS	3,046	2,869

INCREASE IN NET ASSETS WITHOUT DONOR RESTRICTIONS	840	2,609

CHANGES IN NET ASSETS WITH DONOR RESTRICTIONS

REVENUE FROM OTHER SOURCES (Note G)	–	108

NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS (Note G)	(446)	(266)

DECREASE IN NET ASSETS WITH DONOR RESTRICTIONS	(446)	(158)

INCREASE IN NET ASSETS	394	2,451

NET ASSETS AT BEGINNING OF YEAR	26,238	23,787

NET ASSETS AT END OF YEAR	$26,632	$26,238
The accompanying Notes are an integral part of these financial statements (ADBI-4).

ADBI-3

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Contributions received	$12,489	$14,644
Interest received on investments for liquidity purpose	185	9
Expenses paid	(12,647)	(12,056)
Others—net	(297)	128

Net Cash (Used in) Provided by Operating Activities	(270)	2,725

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	559,779	462,132
Purchases of investments for liquidity purpose	(559,964)	(469,142)

Net Cash Used in Investing Activities	(185)	(7,010)

Effect of Exchange Rate Changes on Due from Banks	(1,177)	(909)

Net Decrease in Due From Banks	(1,632)	(5,194)

Due From Banks at Beginning of Year	17,034	22,228

Due From Banks at End of Year	$15,402	$17,034

The accompanying Notes are an integral part of these financial statements (ADBI-4).

ADBI-4

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
NOTES TO FINANCIAL STATEMENTS
31 December 2022 and 2021

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB’s corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term corporate strategy to 2030—Strategy 2030. Under Strategy 2030, ADB’s vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB will continue to prioritize the region’s poorest and most vulnerable countries. ADB provides financial and technical assistance for projects and programs, which will contribute to achieve this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.1

In 1996, ADB approved the establishment of the Asian Development Bank Institute (the Institute) in Tokyo, Japan as a subsidiary body of ADB. The Institute commenced its operations upon the receipt of the first funds from Japan on 24 March 1997, and it was inaugurated on 10 December 1997. The Institute’s funds may consist of voluntary contributions, donations, and grants from ADB members, non-government organizations, and foundations. The special fund for the Institute is administered by ADB. The objectives of the Institute, as defined under its Statute, are to identify effective development strategies and capacity improvement for sound development management in developing member countries.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the Institute are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are presented on the basis of those for not-for-profit organizations.

The Institute reports donor’s contributed cash and other assets as support without donor restrictions as these are made available to the Institute without conditions other than for the purposes of pursuing the objectives of the Institute.

The Institute reports donor’s contributed cash and other assets as support with donor restrictions if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS.

Functional Currency and Reporting Currency

The functional currency of the Institute is yen, representing the currency of primary economic operating environment of the Institute. The reporting currency is the US dollar and the financial statements are expressed in US dollars.

[1]
Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

ADBI-4
continued

Translation of Currencies

Assets and liabilities are translated from the functional currency to the reporting currency at the applicable exchange rates at the end of a reporting period. Commitments included in the financial statements during the year are recognized at the applicable exchange rates as of the end of the month of commitment. Revenue and expense amounts are translated at the applicable exchange rates at the end of each month; such practice approximates the application of average rates in effect during the period. Translation adjustments are recorded as TRANSLATION ADJUSTMENTS and included in CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS.

Monetary assets and liabilities denominated in currency other than yen are translated into yen at year-end exchange rates. Exchange gains and losses are recorded as EXCHANGE LOSSES–net and included in the CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS.

Investments for Liquidity Purpose

All investments held by the Institute are reported at fair value (FV). Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

Property, Furniture, and Equipment

Property, furniture, and equipment, except right-of-use asset, are stated at cost and depreciated over their estimated useful lives using the straight-line method. Maintenance, repairs and minor betterments are charged to expense. Expenditures amounting to more than $30,000 for a single asset or a combination of assets forming an integral part of a separate asset are capitalized.

Operating Lease

Right-of-use asset mainly pertains to lease of office space, classified as operating lease. The Institute does not have any finance lease. Right-of-use asset is derived from the lease liability, which is the present value of future lease payments using the applicable discount rate, adjusted by prepaid rent and deferred rent. Operating lease expenses are recognized on a straight-line basis.

The Institute determines whether a contract contains a lease if the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for a consideration. The Institute has included renewal options in determining the lease term when it is reasonably certain that the renewal option will be exercised. The Institute elects to use risk-free rate as the discount rate in determining the present value of future lease payments.

Contributions

Contributions from donors are included in the financial statements from the date committed.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction cost.

ADBI-4
continued

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting Estimates

The preparation of financial statements in accordance with US GAAP requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Accounting and Reporting Developments

In November 2021, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2021-10, “Government Assistance (Topic 832)—Disclosures by Business Entities about Government Assistance”, which require disclosures by business entities (all entities except for not-for-profit [NFP] entities within the scope of Topic 958, Not-for-Profit Entities, and employee benefit plans within the scope of Topic 960, Plan Accounting—Defined Benefit Pension Plans, Topic 962, Plan Accounting—Defined Contribution Pension Plans, and Topic 965, Plan Accounting—Health and Welfare Benefit Plans) about transactions with a government that have been accounted for by analogizing to a grant or contribution accounting model. The update took effect on 1 January 2022 but did not have an impact on ADBI’s financial statements.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Institute considers that its cash and cash equivalents are limited to DUE FROM BANKS, which consists of cash on hand and current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity of funds invested. Subject to these parameters, ADB seeks the highest possible return on the Institute’s investments. Investments are governed by the Investment Authority approved by the ADB Board of Directors.

All investments for liquidity purpose held as of 31 December 2022 and 2021 were in US dollar time deposits.

The rates of return on the average investments for liquidity purpose held during the year ended 31 December 2022 was 1.78% (0.11% – 2021).

ADBI-4
continued

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 December 2022 and 2021 is as follows:

($ thousand)

		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
2022
Investments for liquidity purpose
Time deposits	$11,113	$–	$11,113	$–

2021
Investments for liquidity purpose
Time deposits	$10,928	$–	$10,928	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—PROPERTY, FURNITURE, AND EQUIPMENT

As of 31 December 2022, property, furniture and equipment was $648,000 ($3,200,000 – 2021), which consists of $87,000 for office furniture, fixtures, and equipment ($3,000 – 2021), and $561,000 for right-of-use asset relating to the Institute’s office lease ($3,197,000 – 2021). Additional information on right-of-use asset is provided in Note E.

The changes in office furniture, fixtures, and equipment during 2022 and 2021, as well as information pertaining to accumulated depreciation, are as follows:

($ thousand)

	2022			2021
	One-time establishment cost	Furniture	Equipment	One-time establishment cost	Furniture	Equipment
Cost:
Balance, 1 January	$2,338	$52	$201	$2,607	$58	$390
Additions during the year	–	92	–	–	–	–
Disposals during the year	–	–	–	–	–	(148)
Translation adjustments	(286)	(7)	(25)	(269)	(6)	(41)
Balance, 31 December	2,052	137	176	2,338	52	201

Accumulated Depreciation:
Balance, 1 January	(2,338)	(52)	(198)	(2,607)	(58)	(377)
Depreciation during the year	–	(5)	(2)	–	–	(9)
Disposals during the year	–	–	–	–	–	148
Translation adjustments	286	7	24	269	6	40
Balance, 31 December	(2,052)	(50)	(176)	(2,338)	(52)	(198)
Net Book Value, 31 December	$–	$87	$–	$–	$–	$3

ADBI-4
continued

NOTE E—LEASE

Right-of-use asset and Lease liability

The Institute’s right-of-use asset and lease liability pertain to its leased office space, classified as an operating lease. Rental expenses under operating leases for the year ended 31 December 2022 amounted to $2,283,000 ($2,704,000 – 2021). As of 31 December 2022, the right-of-use asset of $561,000 ($3,197,000 – 2021), which included prepaid rent of $187,000 ($213,000 – 2021), was presented as part of PROPERTY, FURNITURE, AND EQUIPMENT. The lease liability of $374,000 as of 31 December 2022 ($2,984,000 – 2021) was presented as part of ACCOUNTS PAYABLE AND OTHER LIABILITIES in the Institute’s Statement of Financial Position.

The Institute’s lease agreement for its office space was renewed until 31 March 2023. The Institute’s sublease agreement for a part of its office space was also renewed accordingly. The sublease has been classified as an operating lease. Additional information on the sublease is provided in Note G.

Additional information on the Institute’s operating lease are as follows:

($ thousand)
	2022	2021
Operating lease expense[a]	$2,283	$2,704
Revenue from rental (Note G)	(270)	(320)
Net lease expense	$2,013	$2,384

Cash paid for operating lease included in cash flows from operating activities	$2,283	$2,704

Remaining lease term	0.25 years	1.25 years
Discount rate—risk-free rate	0%	0%
a Included in Administrative expenses (Note G).

The Institute’s operating lease liability will mature within one year.

Long-term guarantee deposits

The Institute leases office space and deposits the equivalent of six months of office rent to the lessor, as stipulated in the contract of lease signed in 1997. The amount is updated every contract renewal. The last renewal date was 1 April 2020. As of 31 December 2022, the LONG-TERM GUARANTEE DEPOSITS presented in the Institute’s Statement of Financial Position amounted to $1,086,000 ($1,237,000 – 2021).

Asset reinstatement obligations

The Institute has recorded estimated asset reinstatement obligations for restoration costs to be incurred upon termination of its office space lease. As of 31 December 2022, asset reinstatement obligations amounted to $825,000 ($940,000 – 2021) and presented as part of ACCOUNTS PAYABLE AND OTHER LIABILITIES in the Institute’s Statement of Financial Position.

NOTE F—CONTRIBUTIONS

Contributions pertain to donations from governments of ADB’s member countries and are approved by the ADB Board of Directors. Contributions are recognized in the Statement of Activities and Changes in Net Assets when unconditional commitments are received from the donors.

ADBI-4
continued

Contributions committed and received during the years ended 31 December 2022 and 2021 are as follows:

(in thousands)
Donor	Amount of commitment		Commitment date
	LC	USD		Receipt date
Government of Japan
41st contribution	¥ 665,009	$5,072	December 2022	January 2023
40th contribution	¥ 665,009	$4,868	June 2022	June 2022
39th contribution	¥ 652,742	$5,672	December 2021	January 2022
38th contribution	¥ 652,743	$5,900	June 2021	June 2021
37th contribution	¥ 672,069	$6,513	December 2020	January 2021
Government of Republic of Korea
2nd installment of the 5th contribution		$950	September 2022	September 2022
1st installment of the 5th contribution		$950	April 2022	May 2022
4th installment of the 4th contribution		$875	October 2021	October 2021
3rd installment of the 4th contribution		$875	April 2021	May 2021
Government of People's Republic of China
2nd installment of 2nd contribution		$500	December 2020	January 2021

LC = local currency, USD = US dollar.

NOTE G—REVENUE AND EXPENSES

Revenue from rental

Revenue from rental consists of sublease rental income totaling $270,000 for the year ended 31 December 2022 ($320,000 – 2021) received according to a space-sharing agreement with the Japanese Representative Office of ADB. The transactions with ADB were made in the ordinary course of business and negotiated at arm’s length.

Revenue from other sources

Revenue from other sources include service fees to OCR, fees from honorariums, publication royalties, and grants from private donors.

Grants received from private donors for a specific purpose or program are classified as support with donor restrictions. The net assets with donor restrictions including net accumulated interest income as of
31 December 2022 of $290,000 ($736,000 – 2021) are restricted for non-sewered sanitation program expenses.

Net assets released to assets without donor restrictions relate to non-sewered sanitation program expenses of $446,000 during the year ended 31 December 2022 ($266,000 – 2021) which have satisfied the conditions specified by the donor.

Administrative expenses

Administrative expenses include salaries and benefits, office and occupancy, external services, travel, and other expenses, which are incurred for management and general supporting activities.

ADBI-4
continued

The following table summarizes administrative expenses for the years ended 31 December 2022 and 2021:

($ thousand)
	2022	2021
Salaries and benefits	$4,765	$5,336
Office and occupancy[a]	2,859	3,181
External services	492	466
Travel	216	9
Other expenses	31	32
Total Administrative Expenses	$8,363	$9,024
a Includes operating lease expense (Note E).

Program expenses

Program expenses generally represent trainings and seminars and consultant expenses related to research and capacity building projects of the Institute. The following table summarizes program expenses for the years ended 31 December 2022 and 2021.

($ thousand)
	2022	2021
Trainings and seminars	$4,122	$3,202
Consultants	843	698
Total Program Expenses	$4,965	$3,900

 NOTE H—RELATED PARTY TRANSACTIONS

ADB has not allocated service fees to the Institute for a range of administrative and financial services such as managing the investments or administering the Staff Retirement Plan (SRP) and Post-Retirement Group Medical Insurance Plan (PRGMIP). The fair value of those personnel services has been estimated to be 10 basis points of the average balance of the Institute’s liquid assets. For the year ended 31 December 2022, the calculated service fee was $28,000 ($30,000 – 2021) and recorded as Administrative expenses and REVENUE From other sources—net. The transaction has no impact on the net assets of the Institute.

The Institute is a lessor in a sublease agreement with the Japan Representative Office of ADB. For the year ended 31 December 2022, the revenue from the sublease rental amounted to $270,000 ($320,000 – 2021).

Included in ACCOUNTS PAYABLE AND OTHER LIABILITIES were the amounts net payable to OCR of $589,000 at 31 December 2022 ($75,000 – 2021). The payable resulted from transactions in the normal course of business.

NOTE I—STAFF PENSION AND POSTRETIREMENT MEDICAL BENEFITS

Eligible employees of the Institute are entitled by its Statute to be participants of ADB’s defined benefit SRP. An eligible employee, as defined under SRP, shall, as a condition of service, become a participant from the first day of service, provided the employee has not reached the normal retirement age at that time, which is 60 for staff on board before 1 October 2017; 62 for staff who joined on or after 1 October 2017 and before 1 October 2021; and 65 for staff who joined on or after 1 October 2021. Retirement benefits are based on an annual accrual rate, length of service and the highest average remuneration observed over 2 consecutive years during eligible service for staff on board before 1 October 2017. For staff hired on or after 1 October 2017, the salary basis for a pension is the highest average three years remuneration, capped at $109,306 as of 31 December 2022 ($106,329 – 2021), adjusted each year in line with the structural increase in US dollar salary scales of International Staff based at headquarters. The SRP assets are segregated in a separate fund. The costs of administering the SRP are absorbed by ADB, except for fees paid to the investment managers and related charges, including custodian fees, which are borne by the SRP.

ADBI-4
continued

Participants hired prior to 1 October 2006 are required to contribute 9 1/3% of their salary to the SRP while those hired on or after 1 October 2006 are not required to contribute. The annual pension accrual rate is 2.95% for staff hired prior to 1 October 2006 and 1.5% for those hired on or after 1 October 2006. The Institute’s contribution is determined at a rate sufficient to cover that part of the costs of the SRP not covered by the participants’ contributions.

Participants hired before 1 October 2017 may make Discretionary Benefit (XB) contributions. Such contributions earn a prescribed interest crediting rate and benefits are payable to the Participants who reach retirement age or upon termination of employment.

In October 2017, ADB introduced a defined contribution (DC) Plan. Participants hired on or after 1 October 2017 may contribute up to 40% of salary into the DC Plan. The Institute will make additional contributions to a participant’s DC account equal to 20% of the participant’s salary above the predefined threshold. The Institute will match participant’s contributions at a ratio of $1 to each $8 (1:8), capped at 12% of salary. For the year ended 31 December 2022, the Institute contributed $147,000 to the DC Plan ($109,000 – 2021).

Expected Contributions

The Institute’s contribution to the SRP varies from year to year, as determined by the Pension Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the plan. The Institute is expected to contribute $325,000 to the SRP for 2023 based on the budgeted contribution of 27% of salary of Institute participants.

The Institute’s staff members are not expected to contribute to the SRP in 2023.

Investment Strategy

Contributions in excess of current benefits payments are invested in international financial markets and in a variety of investment vehicles. The SRP employs eleven external asset managers and one global custodian who are required to operate within the guidelines established by the SRP’s Investment Committee. The investment of these assets, over the long term, is expected to produce returns higher than short-term investments. The investment policy incorporates the SRP’s package of desired investment return and tolerance for risk, taking into account the nature and duration of its liabilities. The SRP’s assets are diversified among different markets and different asset classes. The use of derivatives for speculation, leverage or taking risks is avoided. Selected derivatives are used for hedging and transactional efficiency purposes.

The SRP’s investment policy is periodically reviewed and revised. The SRP's long-term target asset-mix implemented in 2022 is 30% US equity, 30% non-US equity, 20% liability-hedging asset, 10% global high yield, and 10% diversified asset.

For the year ended 31 December 2022, the net return on the SRP assets was -15.44% (13.36% – 2021). The Institute expects the long-term rate of return on the assets to be 6.25% (5.75% – 2021).

Assumptions

The assumed overall rate of return takes into account long-term return expectations of the underlying asset classes within the investment portfolio mix, and the expected duration of the SRP’s liabilities. Return expectations are forward looking and, in general, not much weight is given to short-term experience. Unless there is a drastic change in investment policy or market environment, as well as in the liability/benefit policy side, the assumed average long term investment return on the SRP’s assets is expected to remain on average broadly the same, year to year. The discount rate used in determining the benefit obligation is selected in reference to the rates of return on high-quality bonds.

ADBI-4
continued

Post-Retirement Group Medical Insurance Plan

The Institute participates in the cost-sharing arrangement of ADB’s PRGMIP. Under this plan, the Institute is obligated to pay 75% of the PRGMIP premiums for its retirees, which includes retired members and their eligible dependents who elected to participate. As of 31 December 2022 and 2021, the Institute does not have assets in the Retiree Medical Plan Fund (RMPF).

The costs of administering the RMPF are absorbed by ADB, while investment management and custodian fees are paid from the RMPF.

Expected Contributions

The Institute’s expected contribution to the RMPF is determined based on the recommendation of the SRP Pension Committee. The Institute has not been required to make contributions and is not expected to contribute to the RMPF in 2023.

The following table sets forth the Institute’s participants’ pension and postretirement medical benefits at 31 December 2022 and 2021:

($ thousand)
	Pension Benefits		Postretirement Medical Benefits
	2022	2021	2022	2021
Change in plan assets:
Fair value of plan assets at beginning of year	$8,396	$7,624	$–	$–
Actual return on plan assets	(1,289)	997	–	–
Employer’s contribution	318	333	–	–
Benefits paid	(548)	(558)	–	–
Fair value of plan assets at end of year	$6,877	$8,396	$–	$–

Change in benefit obligation:
Benefit obligation at
beginning of year	$15,265	$16,831	$256	$382
Service cost	287	303	115	68
Interest cost	504	500	15	16
Actuarial gain	(4,713)	(1,811)	(152)	(210)
Benefits paid	(548)	(558)	–	–
Benefit obligation at end of year	$10,795	$15,265	$234	$256

Funded Status	$(3,918)	$(6,869)	$(234)	$(256)

ADBI-4
continued

($ thousand)
	Pension Benefits		Postretirement Medical Benefits
	2022	2021	2022	2021

Amounts recognized in the Balance sheet consist of:
Noncurrent liabilities	$(3,918)	$(6,869)	$(234)	$(256)

Amounts recognized in the Unrestricted net assets as Pension/Postretirement
liability adjustments	$(2,154)	$791	$(900)	$(799)

Weighted-average assumptions as of 31 December (%)
Discount rate	5.90	3.30	6.50	4.00
Expected return on plan assets	6.25	5.75	N/A	N/A
Rate of compensation increase varies with age and averages	2.50	2.50	N/A	N/A
Interest crediting rate	5.00	5.00	N/A	N/A

The Institute’s accumulated benefit obligation of the pension plan as of 31 December 2022 was $10,746,000 ($15,178,000 – 2021). The actuarial gain of $4,713,000 for pension benefit obligation and $152,000 for postretirement medical benefit obligation were mainly due to the change in discount rate and membership movements.

For measurement purposes, a 6.5% annual rate of increase in the per capita cost of covered postretirement medical benefits was assumed for the valuation as of 31 December 2022 (6.5% – 2021). The rate was assumed to decrease gradually to 5.0% by 2028 and remain at that level thereafter.

The following table summarizes the benefit costs associated with pension and postretirement medical benefits for the years ended 31 December 2022 and 2021:

($ thousand)
	Pension Benefits		Postretirement Medical Benefits
	2022	2021	2022	2021
Components of net periodic benefit cost:
Service cost	$287	$303	$115	$68
Interest cost	504	500	15	16
Expected return on plan assets	(468)	(375)	–	–
Recognized actuarial (gain) loss	(11)	259	(51)	(33)
Net periodic benefit cost	$312	$687	$79	$51

All components of the net periodic benefit cost are included in Administrative expenses in the Statement of Activities and Changes in Net Assets.

ADBI-4
continued

Estimated Future Benefits Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at 31 December 2022:

($ thousand)
	Pension Benefits	Postretirement Medical Benefits
2023	$539	$3
2024	650	4
2025	666	4
2026	651	4
2027	722	6
2028–2032	3,868	41

Fair Value Disclosure

The following table shows the FV of the Institute’s SRP assets measured on a recurring basis as of 31 December 2022 and 2021:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
31 December 2022
Cash and cash equivalents	$57	$–	$57	$–
Common/preferred stocks	1,286	1,286	–	–
Investment funds	3,789	3,565	224	–
Government or government-related securities	763	586	177	–
Corporate debt securities	855	840	15	–
Mortgage/asset-backed securities:
Mortgage-backed securities	63	2	61	–
Collateralized mortgage obligations	12	0	12	–
Short-term investments	68	34	34	–
Derivatives	(26)	(6)	(20)	–
Other asset/liabilities[a]—net	10	–	10	–
Total fair value of SRP assets	$6,877	$6,307	$570	$–
0 = Less than $500.
a Incudes receivables and liabilities carried at amounts that approximate fair value.

ADBI-4
continued

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
31 December 2021
Cash and cash equivalents	$97	$–	$97	$–
Common/preferred stocks	1,582	1,582	0	–
Investment funds	4,774	4,498	276	–

Government or government- related securities	735	710	25	–
Corporate debt securities	940	937	3	–
Mortgage/asset-backed securities:
Mortgage-backed securities	105	20	85	–
Collateralized mortgage obligations	14	0	14	–
Asset-backed securities	0	–	0	–
Short-term investments	161	156	5	–
Derivatives	1	(0)	1	–
Other asset/liabilities[a]—net	(13)	–	(13)	–
Total fair value of SRP assets	$8,396	$7,903	$493	$–
0 = Less than $500.
a Incudes receivables and liabilities carried at amounts that approximate fair value.

The FV of the SRP investments including equity securities, fixed income securities and derivatives are provided by independent pricing providers. Equity securities include common and preferred stocks and mutual funds. Fixed income securities include government or government-related securities, corporate obligations, asset and mortgage-backed securities, and short-term investments. Derivatives include futures, swaps and currency forward contracts.

As of 31 December 2022, the Institute has no SRP Level 3 investments. The following table presents the changes in the carrying amounts of the Institute’s SRP Level 3 investments for the year ended 31 December 2021.

($ thousand)
	2021
	Corporate debt securities	MBS
Balance, 1 January	$1	$0
Total realized/unrealized gains in:
Net (decrease) increase in net assets available for benefits	(0)	(0)
Purchases	1	(0)
Sales/Maturities	(1)	–
Transfer out of Level 3	(1)	(0)
Balance, 31 December	$–	$–

Total unrealized gains included in income related to financial assets and liabilities still held at the reporting date	$–	$–
0 = Less than $500, MBS = Mortgage-backed securities.

ADBI-4
continued

Transfers out of Level 3 in 2021 are due to availability of market observable inputs. The valuations are provided by an independent pricing source.

NOTE J—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of the Institute’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, the Institute invests cash in excess of daily requirements in short-term investments.

As of 31 December 2022, the Institute has liquidity of $26,515,000 ($27,962,000 – 2021) consisting of DUE FROM BANKS of $15,402,000 ($17,034,000 – 2021) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $11,113,000 ($10,928,000 – 2021), available within one year of the balance sheet date to meet cash needs for general expenditure. See Note G for discussions relating to donor restrictions on the Institute’s uncommitted balance.

NOTE K—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2022 and 2021, the Institute has no assets or liabilities measured at FV on a non-recurring basis. See Note C for discussions relating to investments for liquidity purpose. In all other cases, the carrying amounts of the Institute’s assets and liabilities are considered to approximate FVs.

NOTE L—SUBSEQUENT EVENTS

The Institute has evaluated subsequent events after 31 December 2022 through 13 March 2023, the date these financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the Institute’s financial statements as of 31 December 2022.

REGIONAL COOPERATION AND INTEGRATION FUND
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for designing, implementing, and maintaining effective internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2022, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that ADB's internal control over financial reporting is effective as of 31 December 2022.

Masatsugu Asakawa President

Roberta Casali
Vice President (Finance and Risk Management)

Chai S. Kim Controller

13 March 2023

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Asian Development Bank (“ADB”) as of December 31, 2022, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, ADB maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022.

We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the accompanying statements of financial position of Asian Development Bank (“ADB”) – Regional Cooperation and Integration Fund as of December 31, 2022 and 2021, and the related statements of activities and changes in net assets, and cash flows for the years then ended and the related notes to the financial statements. Our report dated March 13, 2023 expressed an unmodified opinion on those financial statements.

Basis of Opinion

We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting section of our report. We are required to be independent of ADB and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting

ADB's management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting

Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects – and to issue an auditor’s report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.

In performing an audit of internal control over financial reporting in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Obtain an understanding of internal control over financial reporting, assess the risk that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

ADB’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Public Accountants and Chartered Accountants Singapore

March 13, 2023

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

Opinion

We have audited the accompanying financial statements of Asian Development Bank (“ADB”) – Regional Cooperation and Integration Fund, which comprise the statements of financial position as of December 31, 2022, and 2021, and the related statements of activities and changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB - Regional Cooperation and Integration Fund as of December 31, 2022 and 2021, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, ADB’s internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control  — Integrated Framework  (2013)  issued  by  the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2023 expressed an unmodified opinion on ADB’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB - Regional Cooperation and Integration Fund and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Regional Cooperation and Integration Fund’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor’s Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Regional Cooperation and Integration Fund’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Other Information

Management is responsible for the other information included in the annual report. The other information comprises the management’s discussion and analysis but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Public Accountants and Chartered Accountants Singapore

March 13, 2023

RCIF-1

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
STATEMENT OF FINANCIAL POSITION
31 December 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021
ASSETS

DUE FROM BANKS (Note H)	$2,423	$2,623

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C, H, and I)
Time deposits	31,473	35,911

ACCRUED REVENUE	34	3

ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS	121	25

TOTAL	$34,051	$38,562

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$146	$121

UNDISBURSED TECHNICAL ASSISTANCE (Notes E and I)	30,126	26,343

TOTAL LIABILITIES	30,272	26,464

UNCOMMITTED BALANCES (RCIF-2, Note F), represented by:
Net assets without donor restrictions	3,779	12,098

TOTAL	$34,051	$38,562
The accompanying Notes are an integral part of these financial statements (RCIF-4).

RCIF-2

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose (Note C)	593	39

EXPENSES
Technical assistance—net (Notes E and G)	(8,649)	(13,028)
Administrative and financial expenses (Notes D and G)	(264)	(136)
Total	(8,913)	(13,164)

CONTRIBUTIONS AND REVENUE
LESS THAN EXPENSES	(8,320)	(13,125)

EXCHANGE GAINS (LOSSES)—net	1	(3)

DECREASE IN NET ASSETS	(8,319)	(13,128)

NET ASSETS AT BEGINNING OF YEAR	12,098	25,226

NET ASSETS AT END OF YEAR	$3,779	$12,098
The accompanying Notes are an integral part of these financial statements (RCIF-4).

RCIF-3

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received on investments for liquidity purpose	562	39
Technical assistance disbursed	(4,946)	(2,308)
Administrative and financial expenses paid	(254)	(135)
Net Cash Used in Operating Activities	(4,638)	(2,404)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	1,758,684	1,819,656
Purchases of investments for liquidity purpose	(1,754,246)	(1,819,195)
Net Cash Provided by Investing Activities	4,438	461

Net Decrease in Due From Banks	(200)	(1,943)

Due from Banks at Beginning of Year	2,623	4,566

Due from Banks at End of Year	$2,423	$2,623

The accompanying Notes are an integral part of these financial statements (RCIF-4).

RCIF-4

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
NOTES TO FINANCIAL STATEMENTS
31 December 2022 and 2021

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB’s corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term corporate strategy to 2030—Strategy 2030. Under Strategy 2030, ADB’s vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB will continue to prioritize the region’s poorest and most vulnerable countries. ADB provides financial and technical assistance for projects and programs, which will contribute to achieve this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.1

The Regional Cooperation and Integration Fund (RCIF), together with the Regional Cooperation and Integration (RCI) Trust Funds, was established on 26 February 2007 under the umbrella of the Regional Cooperation and Integration Financing Partnership Facility (RCIFPF), in response to the increasing demand for regional cooperation and integration activities among ADB’s members in Asia and the Pacific. Its main objective is to enhance regional cooperation and integration in Asia and the Pacific by facilitating the pooling and provision of additional financial and knowledge resources to support RCI activities.

Financial assistance will be provided in the form of untied grants for technical assistance (TA), including advisory, project preparatory, capacity development, and regional TA.

RCIF’s resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the RCIF are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are presented on the basis of those for not-for-profit organizations.

RCIF reports donors’ contributions of cash and other assets as assets without donor restrictions as these are made available to RCIF without conditions other than for the purpose of pursuing its objectives.

Functional and Reporting Currency

The US dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of the RCIF.

[1]
Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

RCIF-4

continued

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar currencies to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets and liabilities which are denominated in non-US dollar currencies are adjusted using the applicable exchange rates at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments for Liquidity Purpose

All investments held by RCIF are reported at fair value (FV). Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

Contributions

The contributions from donors and the allocations from net income of OCR are included in the financial statements, from the date of effectivity of the contributions agreement, and the Board of Governors’ approval, respectively.

Technical Assistance and Related Undisbursed Balance

TA are recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed committed balance is reversed. TA expenses are also reversed accordingly.

Advances are provided from TA to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitments. Any unutilized portion is required to be returned to the fund. These are included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

RCIF-4

continued

Accounting Estimates

The preparation of financial statements in accordance with US GAAP requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, RCIF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which consists of cash on hand and current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity of funds invested. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments for liquidity purpose held as of 31 December 2022 and 2021 were in US dollar time deposits.

The rate of return on the average investments for liquidity purpose held during the year ended 31 December 2022 was 1.7% (0.1% – 2021).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 December 2022 and 2021 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
2022
Investments for liquidity purpose
Time deposits	$31,473	$–	$31,473	$–

2021
Investments for liquidity purpose
Time deposits	$35,911	$–	$35,911	$–

Time deposits are reported at cost, which approximates FV.

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the RCIF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s incremental cost for the administration, management, supervision, and operation of the RCIF and RCI Trust Fund, a trust fund administered by ADB. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects. See Note G for service fees during the years ended 31 December 2022 and 2021.

RCIF-4

continued

The interfund account balances included in ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 31 December 2022 and 2021 are as follows:

($ thousand)
	2022	2021
Payable to:
Ordinary capital resources—net	$51	$39
Technical Assistance Special Fund—net	66	72
Trust Funds	19	1
Total	$136	$112

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

Undisbursed TA are denominated in US dollars and represent effective TA projects not yet disbursed and unliquidated. During 2022, nine TA projects and 14 supplementary TA (11 TA projects and 10 supplementary TA – 2021) became effective resulting in a total TA expense of $8,649,000 ($13,028,000 – 2021), net of $991,000 ($22,000 – 2021) undisbursed TA that were reversed as reduction in TA expenses.

The FV of undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—UNCOMMITTED BALANCES

Uncommitted balances comprise amounts which have not been committed by RCIF as of 31 December 2022 and 2021.

NOTE G—EXPENSES

Technical assistance—net

TA expenses are classified according to its nature using the budget allocation specified in the relevant TA agreement for the TAs that became effective during the year. The details of TA expenses for the years ended 31 December 2022 and 2021 are as follows:

($ thousand)
	2022	2021
Consultants	$6,831	$10,301
Trainings and seminars	2,064	1,041
Studies	115	517
Other expenses—net[a]	(361)	1,169
Total	$8,649	$13,028
a Net of amounts reversed as reduction of TA expenses (See Note E).

RCIF-4

continued

Administrative and financial expenses

Administrative and financial expenses include service fees to OCR, audit fees, and financial expenses, which are incurred for management and general supporting activities. The following table summarizes administrative expenses for the years ended 31 December 2022 and 2021:

($ thousand)
	2022	2021
Service fees to OCR (Note D)	$243	$117
Audit fees	20	18
Financial expenses	1	1
Total	$264	$136

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of RCIF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, RCIF invests cash in excess of daily requirements in short-term investments.

As of 31 December 2022, the RCIF has liquidity of $33,896,000 ($38,534,000 – 2021) consisting of DUE FROM BANKS of $2,423,000 ($2,623,000 – 2021) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $31,473,000 ($35,911,000 – 2021), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

NOTE I—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2022 and 2021, RCIF has no assets or liabilities measured at FV on a non-recurring basis. See Notes C and E for discussions relating to investments for liquidity purpose and undisbursed technical assistance, respectively. In all other cases, the carrying amount of RCIF’s assets and liabilities is considered to approximate FV.

NOTE J—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2022 through 13 March 2023, the date these financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the RCIF’s financial statements as of 31 December 2022.

CLIMATE CHANGE FUND
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for designing, implementing, and maintaining effective internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2022, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that ADB's internal control over financial reporting is effective as of 31 December 2022.

Masatsugu Asakawa
President

Roberta Casali
Vice President (Finance and Risk Management)

Chai S. Kim
Controller

13 March 2023

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Asian Development Bank (“ADB”) as of December 31, 2022, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, ADB maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022.

We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the accompanying statements of financial position of Asian Development Bank (“ADB”) – Climate Change Fund as of December 31, 2022 and 2021, and the related statements of activities and changes in net assets, and cash flows for the years then ended and the related notes to the financial statements. Our report dated March 13, 2023 expressed an unmodified opinion on those financial statements.

Basis of Opinion

We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting section of our report. We are required to be independent of ADB and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting

ADB's management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting

Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects – and to issue an auditor’s report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.

In performing an audit of internal control over financial reporting in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Obtain an understanding of internal control over financial reporting, assess the risk that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

ADB’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Public Accountants and
Chartered Accountants
Singapore

March 13, 2023

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

Opinion

We have audited the accompanying financial statements of Asian Development Bank (“ADB”) – Climate Change Fund, which comprise the statements of financial position as of December 31, 2022 and 2021, and the related statements of activities and changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB - Climate Change Fund as of December 31, 2022 and 2021, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, ADB’s internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control  — Integrated Framework  (2013)  issued  by  the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2023 expressed an unmodified opinion on ADB’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB - Climate Change Fund and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Climate Change Fund’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor’s Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Climate Change Fund’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Other Information

Management is responsible for the other information included in the annual report. The other information comprises the management’s discussion and analysis but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Public Accountants and
Chartered Accountants
Singapore

March 13, 2023

CCF-1

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
STATEMENT OF FINANCIAL POSITION
31 December 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021
ASSETS

DUE FROM BANKS (Note H)	$2,817	$2,379

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C, H, and I)
Time deposits	34,046	38,443

ACCRUED REVENUE	37	3

ADVANCES FOR TECHNICAL ASSISTANCE AND GRANTS AND OTHER ASSETS (Note D)	82	74

TOTAL	$36,982	$40,899

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$302	$104

UNDISBURSED TECHNICAL ASSISTANCE AND GRANTS (Notes E and I)	21,301	21,077

TOTAL LIABILITIES	21,603	21,181

UNCOMMITTED BALANCES (CCF-2, Note F), represented by:
Net assets without donor restrictions	15,379	19,718

TOTAL	$36,982	$40,899
The accompanying Notes are an integral part of these financial statements (CCF-4).

CCF-2

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

REVENUE
From investments for liquidity purpose (Note C)	637	42
From other sources	29	0
Total	666	42

EXPENSES
Technical assistance (Notes E and G)	(3,887)	(6,818)
Administrative and financial expenses (Notes D and G)	(1,118)	(409)
Total	(5,005)	(7,227)

DECREASE IN NET ASSETS	(4,339)	(7,185)

NET ASSETS AT BEGINNING OF YEAR	19,718	26,903

NET ASSETS AT END OF YEAR	$15,379	$19,718
0 = Less than $500.
The accompanying Notes are an integral part of these financial statements (CCF-4).

CCF-3

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received on investments for liquidity purpose	603	41
Cash received from other activities	29	0
Technical assistance and grants disbursed	(3,486)	(2,580)
Administrative and financial expenses paid	(1,105)	(414)

Net Cash Used in Operating Activities	(3,959)	(2,953)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	1,881,334	1,921,185
Purchases of investments for liquidity purpose	(1,876,937)	(1,921,226)

Net Cash Provided by (Used in) Investing Activities	4,397	(41)

Net Increase (Decrease) in Due From Banks	438	(2,994)

Due from Banks at Beginning of Year	2,379	5,373

Due from Banks at End of Year	$2,817	$2,379

0 = less than $500.
The accompanying Notes are an integral part of these financial statements (CCF-4).

CCF-4

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
NOTES TO FINANCIAL STATEMENTS
31 December 2022 and 2021

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB’s corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term corporate strategy to 2030—Strategy 2030. Under Strategy 2030, ADB’s vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB will continue to prioritize the region’s poorest and most vulnerable countries. ADB provides financial and technical assistance for projects and programs, which will contribute to achieve this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.1

The Climate Change Fund (CCF) was established on 7 April 2008 to facilitate greater investments in DMCs to address the causes and consequences of climate change alongside ADB’s own assistance in various related sectors. The CCF is a key mechanism to pool resources within ADB to address climate change through (i) technical assistance (TA), (ii) investment components for both private and public sector projects, and
(iii) any other form of cooperation that ADB and its partners may agree upon for a defined program of activities.

Financial assistance is provided in the form of untied grants for components of investment projects, for advisory, project preparatory, and regional TA; as well as for any other activities that may be agreed between external contributors and ADB.

CCF’s resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of the Financial Statements

The financial statements of the CCF are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are presented on the basis of those for not-for-profit organizations.

CCF reports donors’ contributions of cash and other assets as assets without donor restrictions as these are made available to CCF without conditions other than for the purpose of pursuing its objectives.

Functional and Reporting Currency

The US dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of the CCF.

[1]
Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), the Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

CCF-4
continued

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar currencies to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets and liabilities which are denominated in non-US dollar currencies are adjusted using the applicable exchange rates at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments for Liquidity Purpose

All investments held by CCF are reported at fair value (FV). Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

Contributions

The contributions from donors and the allocations from net income of OCR are included in the financial statements, from the date of effectivity of the contributions agreement, and the Board of Governors’ approval, respectively.

Technical Assistance, Grants and Related Undisbursed Balance

TA and grants are recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project or grant, any undisbursed committed balance is reversed. TA or grant expenses are also reversed accordingly.

Advances are provided from TA and grants to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitments. Any unutilized portion is required to be returned to the fund. These are included in ADVANCES FOR TECHNICAL ASSISTANCE AND GRANTS AND OTHER ASSETS.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

CCF-4
continued

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting Estimates

The preparation of financial statements in accordance with US GAAP requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, CCF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which consists of cash on hand and current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity of funds invested. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments for liquidity purpose held as of 31 December 2022 and 2021 were in US dollar time deposits.

The rate of return on the average investments for liquidity purpose held during the year ended 31 December 2022 was 1.7% (0.1% – 2021).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 December 2022 and 2021 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
2022
Investments for liquidity purpose
Time deposits	$34,046	$–	$34,046	$–

2021
Investments for liquidity purpose
Time deposits	$38,443	$–	$38,443	$–

Time deposits are reported at cost, which approximates FV.

CCF-4
continued

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the CCF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s incremental cost for the administration, management, supervision and operation of the CCF. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects. See Note G for service fees during the years ended 31 December 2022 and 2021.

The interfund account balances included in ADVANCES FOR TECHNICAL ASSISTANCE AND GRANTS AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES as of 31 December 2022 and 2021 are as follows:

($ thousand)
	2022	2021
Receivable from:
Trust Funds	$1	$17

Payable to:
Ordinary capital resources	$123	$56
Technical Assistance Special Fund—net	170	38
Total	$293	$94

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED TECHNICAL ASSISTANCE AND GRANTS

Undisbursed TA and grants are denominated in US dollars and represent effective TA projects and grants not yet disbursed and unliquidated. During 2022, seven TA project and one supplementary TA (10 TA projects and one supplementary TA – 2021) became effective resulting in a total TA expense of $3,887,000 ($6,818,000 – 2021), net of $913,000 ($267,000 – 2021) undisbursed TA that were reversed as reduction in TA expenses.

The FV of undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—UNCOMMITTED BALANCES

Uncommitted balances comprise amounts which have not been committed by CCF as of 31 December 2022 and 2021. These balances include approved TA projects/programs that are not yet effective.

CCF-4
continued

NOTE G—EXPENSES

Technical assistance—net

TA expenses are classified according to their nature using the budget allocation specified in the relevant TA agreement for the TA projects that became effective during the year. The details of TA expenses for the years ended 31 December 2022 and 2021 is as follows:

($ thousand)
	2022	2021
Consultants	$3,583	$5,857
Trainings and seminars	336	473
Studies	115	198
Other expenses—net[a]	(147)	290
Total	$3,887	$6,818
a Net of amounts reversed as reduction of TA expenses (See Note E).

Administrative and financial expenses

Administrative and financial expenses include consultants, service fees to OCR, audit fees, and financial expenses, which are incurred for management and general supporting activities. The following table summarizes administrative and financial expenses for the years ended 31 December 2022 and 2021:

($ thousand)
	2022	2021
Consultants	$915	$266
Service fees to OCR (Note D)	183	124
Audit fees	19	18
Financial expenses	1	1
Total	$1,118	$409

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of CCF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, CCF invests cash in excess of daily requirements in short-term investments.

As of 31 December 2022, the CCF has liquidity of $36,863,000 ($40,822,000 – 2021) consisting of DUE FROM BANKS of $2,817,000 ($2,379,000 – 2021) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $34,046,000 ($38,443,000 – 2021), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

CCF-4
continued

NOTE I—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2022 and 2021, CCF has no assets or liabilities measured at FV on a non-recurring basis. See Notes C and E for discussions relating to investments for liquidity purpose and undisbursed technical assistance and grants, respectively. In all other cases, the carrying amount of CCF’s assets and liabilities is considered to approximate FV.

NOTE J—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2022 through 13 March 2023, the date these financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the CCF’s financial statements as of 31 December 2022.

ASIA PACIFIC DISASTER RESPONSE FUND
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for designing, implementing, and maintaining effective internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2022, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that ADB's internal control over financial reporting is effective as of 31 December 2022.

Masatsugu Asakawa President

Roberta Casali

Vice President (Finance and Risk Management)

Chai S. Kim Controller

13 March 2023

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Asian Development Bank (“ADB”) as of December 31, 2022, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, ADB maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022.

We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the accompanying statements of financial position of Asian Development Bank (“ADB”) – Asia Pacific Disaster Response Fund as of December 31, 2022 and 2021, and the related statements of activities and changes in net assets, and cash flows for the years then ended and the related notes to the financial statements. Our report dated March 13, 2023 expressed an unmodified opinion on those financial statements.

Basis of Opinion

We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting section of our report. We are required to be independent of ADB and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting

ADB's management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting

Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects – and to issue an auditor’s report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.

In performing an audit of internal control over financial reporting in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Obtain an understanding of internal control over financial reporting, assess the risk that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

ADB’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Public Accountants and
Chartered Accountants
Singapore

March 13, 2023

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

Opinion

We have audited the accompanying financial statements of Asian Development Bank (“ADB”) – Asia Pacific Disaster Response Fund, which comprise the statements of financial position as of December 31, 2022 and 2021, and the related statements of activities and changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB - Asia Pacific Disaster Response Fund as of December 31, 2022 and 2021, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, ADB’s internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal  Control  — Integrated Framework  (2013) issued  by  the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2023 expressed an unmodified opinion on ADB’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB - Asia Pacific Disaster Response Fund and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Asia Pacific Disaster Response Fund’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor’s Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Asia Pacific Disaster Response Fund’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Other Information

Management is responsible for the other information included in the annual report. The other information comprises the management’s discussion and analysis but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Public Accountants and
Chartered Accountants
Singapore

March 13, 2023

APDRF-1

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
STATEMENT OF FINANCIAL POSITION
31 December 2022 and 2021
Expressed in Thousands of US Dollars

	2022		2021
ASSETS

DUE FROM BANKS (Note H)		$14,526		$14,170

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C, H, and I)
Time deposits		34,156		41,569

ACCRUED REVENUE		37		3

ADVANCES FOR GRANTS (Note E)		13,151		36,543

TOTAL		$61,870		$92,285

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)		$20		$19

UNDISBURSED GRANTS (Notes E and I)		13,163		36,585

TOTAL LIABILITIES		13,183		36,604

UNCOMMITTED BALANCES (APDRF-2, Note F), represented by:
Net assets without donor restrictions	$21,457		$27,639
Net assets with donor restrictions	27,230	48,687	28,042	55,681

TOTAL		$61,870		$92,285
The accompanying Notes are an integral part of these financial statements (APDRF-4).

APDRF-2

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

CONTRIBUTIONS (Note F)	$–	$15,000

REVENUE
From investments for liquidity purpose (Note C)	621	40
From other sources	21	2

NET ASSETS RELEASED FROM
ASSETS WITH DONOR RESTRICTIONS	812	2,988
Total	1,454	18,030

EXPENSES
Grants—net (Note E)	(6,305)	(4,889)
Administrative expenses (Notes D and G)	(1,337)	(990)
Total	(7,642)	(5,879)

CONTRIBUTIONS AND REVENUE
(LESS THAN) IN EXCESS OF EXPENSES	(6,188)	12,151

EXCHANGE GAINS (LOSSES)—net	6	(108)

(DECREASE) INCREASE IN NET ASSETS
WITHOUT DONOR RESTRICTIONS	(6,182)	12,043

CHANGES IN NET ASSETS WITH DONOR RESTRICTIONS

NET ASSETS RELEASED TO
ASSETS WITHOUT DONOR RESTRICTIONS	(812)	(2,988)

DECREASE IN NET ASSETS
WITH DONOR RESTRICTIONS	(812)	(2,988)

(DECREASE) INCREASE IN NET ASSETS	(6,994)	9,055

NET ASSETS AT BEGINNING OF YEAR	55,681	46,626

NET ASSETS AT END OF YEAR	$48,687	$55,681

The accompanying Notes are an integral part of these financial statements (APDRF-4).

APDRF-3

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Contributions received	$–	$15,000
Interest received on investments for liquidity purpose	587	39
Cash received from other sources	21	2
Grants disbursed	(6,329)	(11,352)
Administrative expenses paid	(1,336)	(990)

Net Cash (Used in) Provided by Operating Activities	(7,057)	2,699

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	1,843,080	1,829,997
Purchases of investments for liquidity purpose	(1,835,667)	(1,836,536)

Net Cash Provided by (Used in) Investing Activities	7,413	(6,539)

Net Increase (Decrease) in Due From Banks	356	(3,840)

Due from Banks at Beginning of Year	14,170	18,010

Due from Banks at End of Year	$14,526	$14,170

The accompanying Notes are an integral part of these financial statements (APDRF-4).

APDRF-4

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
NOTES TO FINANCIAL STATEMENTS
31 December 2022 and 2021

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB’s corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term corporate strategy to 2030—Strategy 2030. Under Strategy 2030, ADB’s vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB will continue to prioritize the region’s poorest and most vulnerable countries. ADB provides financial and technical assistance for projects and programs, which will contribute to achieve this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.1

The Asia Pacific Disaster Response Fund (APDRF) was established on 1 April 2009, to provide timely incremental grant resources to DMCs affected by disasters triggered by natural hazards. The APDRF will help bridge the gap between existing ADB arrangements that assist DMCs to reduce disaster risk through hazard mitigation loans and grants, and longer-term post-disaster reconstruction lending. The APDRF will provide quick-disbursing grants to assist DMCs in meeting immediate expenses to restore life-saving services to affected populations following a declared disaster and to augment aid provided by other donors in times of national crisis.

Financial assistance will be provided in the form of grants in an amount totaling up to $3,000,000 per event.

APDRF’s resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Financial Statements

The financial statements of the APDRF are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are presented on the basis of those for not-for-profit organizations.

The APDRF reports donor’s contributed cash and other assets as support without donor restrictions as these are made available to the APDRF without conditions other than for the purposes of pursuing the objectives of the APDRF.

The APDRF reports donor’s contributed cash and other assets as support with donor restrictions if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, net assets with donor restrictions are reclassified to net assets without donor restrictions and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS RELEASED TO ASSETS WITHOUT DONOR RESTRICTIONS.

[1]
Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

APDRF-4
continued

Functional and Reporting Currency

The US dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of the APDRF.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar currencies to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets and liabilities which are denominated in non-US dollar currencies are adjusted using the applicable exchange rates at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

Investments for Liquidity Purpose

All investments held by APDRF are reported at fair value (FV). Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

Contributions

The contributions from donors and the allocations from net income of OCR are included in the financial statements, from the date of effectivity of the contributions agreement, and the Board of Governors’ approval, respectively.

Grants and Related Undisbursed Grants

Grants are recognized as expenses in the financial statements when the project becomes effective. Upon completion or cancellation of a grant, any undisbursed committed balance is reversed. Grant expenses are also reversed accordingly.

Advances are provided from grants to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitments. Any unutilized portion is required to be returned to the fund. These are included in ADVANCES FOR GRANTS.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

APDRF-4
continued

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

Accounting Estimates

The preparation of financial statements in conformity with US GAAP requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, APDRF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which consists of cash on hand and current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity of funds invested. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments for liquidity purpose held as of 31 December 2022 and 2021 were in US dollar time deposits.

The rate of return on the average investments for liquidity purpose held during the year ended 31 December 2022 was 1.7% (0.1% – 2021).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 December 2022 and 2021 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
2022
Investments for liquidity purpose
Time deposits	$34,156	$–	$34,156	$–

2021
Investments for liquidity purpose
Time deposits	$41,569	$–	$41,569	$–

Time deposits are reported at cost, which approximates FV.

APDRF-4
continued

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the APDRF are settled regularly with OCR and the other funds. Grants programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s cost for the administration, management, supervision, and operation of the APDRF. The service fee is set at 5% of the amounts disbursed for grant components of investment projects up to $5,000,000, or 2% of amounts disbursed for grant components of investments projects above $5,000,000 with a minimum of $250,000, whichever is greater. See Note G for service fees during years ended 31 December 2022 and 2021. As of 31 December 2022, $10,000 ($9,000 – 2021) was payable to OCR which is included in ACCOUNTS PAYABLE AND OTHER LIABILITIES.

NOTE E—GRANTS AND UNDISBURSED GRANTS

Undisbursed grants are denominated in US dollars and represent effective grants not yet disbursed and unliquidated. The undisbursed grants of $13,163,000 as of 31 December 2022 ($36,585,000 – 2021) includes $13,151,000 ($36,543,000 – 2021) advances for grants.

During 2022, four grants (three grants – 2021) became effective resulting in a total Grants expense of $6,305,000 ($4,889,000 – 2021), net of $225,000 ($111,000 – 2021) undisbursed grants that were reversed as reduction in Grants expense. $812,000 ($3,000,000 – 2021) in Grants expense relate to ADB’s coronavirus disease (COVID-19) response.

The FV of undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—CONTRIBUTIONS AND UNCOMITTED BALANCES

In May 2021, the Board of Governors approved the transfer of $15,000,000 to the APDRF as part of OCR’s 2020 net income allocation.

In May 2020, the APDRF received $75,000,000 from the Government of Japan which was earmarked for ADB’s response to the COVID-19 pandemic. Contributions received for specific purpose or grant programs are classified as support with donor restrictions. The net assets with donor restrictions as of 31 December 2022 amounted to $27,230,000 ($28,042,000 – 2021).

Net assets released to assets without donor restrictions relate to grants for COVID-19 pandemic response which became effective and have satisfied the conditions specified by the donor. During 2022, net assets released to assets without donor restrictions amounted to $812,000 ($2,988,000 – 2021).

Uncommitted balances comprise amounts which have not been committed by APDRF as of
31 December 2022 and 2021.

APDRF-4
continued

NOTE G—ADMINISTRATIVE EXPENSES

The administrative expenses generally include service fees to OCR and audit fees, which are incurred for management and general supporting activities. The table below summarizes the administrative expenses for the years ended 31 December 2022 and 2021:

($ thousand)
	2022	2021
Service fees (Note D)	$1,317	$972
Audit fees	20	18
Total	$1,337	$990

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of APDRF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, APDRF invests cash in excess of daily requirements in short-term investments.

As of 31 December 2022, APDRF has liquidity of $48,682,000 ($55,739,000 – 2021) consisting of DUE FROM BANKS of $14,526,000 ($14,170,000 – 2021) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $34,156,000 ($41,569,000 – 2021), available within one year of the balance sheet date to meet cash needs for general expenditure. See Note F for discussions relating to donor restrictions on the APDRF’s uncommitted balance.

NOTE I—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2022 and 2021, APDRF has no assets or liabilities measured at FV on a non-recurring basis. See Notes C and E for discussions relating to investments for liquidity purpose and undisbursed grants, respectively. In all other cases, the carrying amount of APDRF’s assets and liabilities is considered to approximate FV.

NOTE J—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2022 through 13 March 2023, the date these financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the APDRF’s financial statements as of 31 December 2022.

FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Asian Development Bank ("ADB") is responsible for designing, implementing, and maintaining effective internal control over financial reporting. ADB's internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with generally accepted accounting principles in the United States of America.

ADB's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (iii) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADB's management assessed the effectiveness of ADB's internal control over financial reporting as of 31 December 2022, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that ADB's internal control over financial reporting is effective as of 31 December 2022.

Masatsugu Asakawa
President

Roberta Casali
Vice President (Finance and Risk Management)

Chai S. Kim
Controller

13 March 2023

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Asian Development Bank (“ADB”) as of December 31, 2022, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, ADB maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022.

We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the accompanying statements of financial position of Asian Development Bank (“ADB”) – Financial Sector Development Partnership Special Fund as of December 31, 2022 and 2021, and the related statements of activities and changes in net assets, and cash flows for the years then ended and the related notes to the financial statements. Our report dated March 13, 2023 expressed an unmodified opinion on those financial statements.

Basis of Opinion

We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting section of our report. We are required to be independent of ADB and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting

ADB's management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

Auditor’s Responsibilities for the Audit of Internal Control Over Financial Reporting

Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects – and to issue an auditor’s report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.

In performing an audit of internal control over financial reporting in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●
Obtain an understanding of internal control over financial reporting, assess the risk that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

ADB’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. ADB's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADB; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of ADB are being made only in accordance with authorizations of management and directors of ADB; and (3) provide reasonable assurance regarding prevention or timely detection and correction, of unauthorized acquisition, use, or disposition of ADB’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Public Accountants and Chartered Accountants Singapore

March 13, 2023

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and the Board of Governors of Asian Development Bank

Opinion

We have audited the accompanying financial statements of Asian Development Bank (“ADB”) – Financial Sector Development Partnership Special Fund, which comprise the statements of financial position as of December 31, 2022 and 2021, and the related statements of activities and changes in net assets, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ADB - Financial Sector Development Partnership Special Fund as of December 31, 2022 and 2021, and the changes in its net assets and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with auditing standards generally accepted in the United States of America, ADB’s internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control  — Integrated Framework  (2013)  issued  by  the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2023 expressed an unmodified opinion on ADB’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ADB - Financial Sector Development Partnership Special Fund and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Financial Sector Development Partnership Special Fund’s ability to continue as a going concern within one year after the date that the financial statements are issued.

Auditor’s Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

●
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ADB – Financial Sector Development Partnership Special Fund’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Other Information

Management is responsible for the other information included in the annual report. The other information comprises the management’s discussion and analysis but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

Public Accountants and Chartered Accountants Singapore

March 13, 2023

FSDPSF-1

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
STATEMENT OF FINANCIAL POSITION
31 December 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021
ASSETS

DUE FROM BANKS (Note H)	$3,396	$2,815

INVESTMENTS FOR LIQUIDITY PURPOSE (Notes C, H, and I)
Time deposits	6,289	7,666

ACCRUED REVENUE	7	0

DUE FROM CONTRIBUTORS (Note F)	2,676	1,699

TOTAL	$12,368	$12,180

LIABILITIES AND UNCOMMITTED BALANCES

ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$13	$75

UNDISBURSED TECHNICAL ASSISTANCE (Notes E and I)	7,360	8,704

TOTAL LIABILITIES	7,373	8,779

UNCOMMITTED BALANCES (FSDPSF-2, Note F), represented by:
Net assets without donor restrictions	4,995	3,401

TOTAL	$12,368	$12,180
0 = Less than $500
The accompanying Notes are an integral part of these financial statements (FSDPSF-4).

FSDPSF-2

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Years Ended 31 December 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021
CHANGES IN NET ASSETS WITHOUT DONOR RESTRICTIONS

CONTRIBUTIONS (Note F)	$2,634	$1,738

REVENUE
From investments for liquidity purpose (Note C)	129	9
From other sources	9	5
Total	2,772	1,752

EXPENSES
Technical assistance—net (Notes E and G)	(1,068)	(1,393)
Administrative and financial expenses (Notes D and G)	(141)	(130)

Total	(1,209)	(1,523)

CONTRIBUTIONS AND REVENUE IN EXCESS OF
EXPENSES	1,563	229

EXCHANGE GAINS (LOSSES)—net	31	(47)

INCREASE IN NET ASSETS	1,594	182

NET ASSETS AT BEGINNING OF YEAR	3,401	3,219

NET ASSETS AT END OF YEAR	$4,995	$3,401

The accompanying Notes are an integral part of these financial statements (FSDPSF-4).

FSDPSF-3

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
STATEMENT OF CASH FLOWS
For the Years Ended 31 December 2022 and 2021
Expressed in Thousands of US Dollars

	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Contributions received	$1,688	$211
Interest received on investments for liquidity purpose	123	9
Cash received from other sources	9	5
Technical assistance disbursed	(2,458)	(2,214)
Administrative and financial expenses paid	(158)	(134)

Net Cash Used in Operating Activities	(796)	(2,123)

CASH FLOWS FROM INVESTING ACTIVITIES
Maturities of investments for liquidity purpose	383,658	407,090
Purchases of investments for liquidity purpose	(382,281)	(406,599)

Net Cash Provided by Investing Activities	1,377	491

Net Increase (Decrease) in Due From Banks	581	(1,632)

Due from Banks at Beginning of Year	2,815	4,447

Due from Banks at End of Year	$3,396	$2,815

The accompanying Notes are an integral part of these financial statements (FSDPSF-4).

FSDPSF-4

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
NOTES TO FINANCIAL STATEMENTS
31 December 2022 and 2021

NOTE A—NATURE OF OPERATIONS

The Asian Development Bank (ADB), a multilateral development bank, was established in 1966 with its headquarters in Manila, Philippines. ADB and its operations are governed by the Agreement Establishing the Asian Development Bank (the Charter). Its purpose is to foster economic development and co-operation in Asia and the Pacific region and to contribute to the acceleration of the process of economic development of the developing member countries (DMCs) in the region, collectively and individually. Since 1999, ADB’s corporate vision and mission has been to help DMCs reduce poverty in the region. This was reaffirmed under the long-term corporate strategy to 2030—Strategy 2030. Under Strategy 2030, ADB’s vision is to achieve a prosperous, inclusive, resilient, and sustainable Asia and the Pacific, while sustaining its efforts to eradicate extreme poverty. ADB will continue to prioritize the region’s poorest and most vulnerable countries. ADB provides financial and technical assistance for projects and programs, which will contribute to achieve this purpose. These are financed through ordinary capital resources (OCR) and Special Funds.1

The Financial Sector Development Partnership Special Fund (FSDPSF) was approved by the Board of Directors and established on 31 January 2013 to strengthen regional, subregional, and national financial systems in Asia and the Pacific. The FSDPSF will provide financial assistance through grants for components of investments projects and technical assistance projects.

FSDPSF’s resources may consist of contributions from ADB and other bilateral, multilateral, and individual sources, including companies and foundations.

ADB is immune from taxation pursuant to Chapter VIII, Article 56, Exemption from Taxation, of the Charter.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation of Financial Statements

The financial statements of the FSDPSF are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), and are presented on the basis of those for not-for-profit organizations.

FSDPSF reports donors’ contributions of cash and other assets as assets without donor restrictions as these are made available to FSDPSF without conditions other than for the purpose of pursuing its objectives.

Functional and Reporting Currency

The US dollar is the functional and reporting currency, representing the currency of the primary economic operating environment of the FSDPSF.

Translation of Currencies

ADB adopts the use of daily exchange rates for accounting and financial reporting purposes. This allows transactions denominated in non-US dollar currencies to be translated to the reporting currency using exchange rates applicable at the time of the transactions. Contributions included in the financial statements during the year are recognized at applicable exchange rates as of the respective dates of commitment. At the end of each accounting month, translations of assets and liabilities which are denominated in non-US dollar currencies are adjusted using the applicable exchange rates at the end of the reporting period. These translation adjustments are accounted for as exchange gains or losses and are credited or charged to operations.

[1]
Asian Development Fund (ADF), Technical Assistance Special Fund (TASF), Japan Special Fund (JSF), Asian Development Bank Institute (ADBI), Regional Cooperation and Integration Fund (RCIF), Climate Change Fund (CCF), Asia Pacific Disaster Response Fund (APDRF), and Financial Sector Development Partnership Special Fund (FSDPSF).

FSDPSF-4
continued

Investments for Liquidity Purpose

All investments held by FSDPSF are reported at fair value (FV). Interest income on time deposits is recognized as earned and reported in REVENUE From investments for liquidity purpose.

Contributions

The contributions from donors and the allocations from net income of OCR are included in the financial statements, from the date of effectivity of the contributions agreement, and the Board of Governors’ approval, respectively.

Technical Assistance and Related Undisbursed Balance

Technical assistance (TA) are recognized as expense in the financial statements when the project becomes effective. Upon completion or cancellation of a TA project, any undisbursed committed balance is reversed. TA expenses are also reversed accordingly.

Advances are provided from TA to the executing agency or co-operating institution, for the purpose of making payments for eligible expenses. The advances are subject to liquidation and charged against undisbursed commitments. Any unutilized portion is required to be returned to the fund.

Fair Value of Financial Instruments

Accounting Standards Codification (ASC) 820, “Fair Value Measurement” defines FV as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity’s principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The FV measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a FV hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The FVs of ADB’s financial assets and liabilities are categorized as follows:

Level 1: FVs are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: FVs are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: FVs are based on prices or valuation models for which significant inputs to the model are unobservable.

FSDPSF-4
continued

Accounting Estimates

The preparation of financial statements in conformity with US GAAP requires Management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the year and the reported amounts of revenue and expenses during the year. The actual results could differ from those estimates.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, FSDPSF considers that its cash and cash equivalents are limited to DUE FROM BANKS, which consists of cash on hand and current accounts in banks used for operational disbursements.

NOTE C—INVESTMENTS FOR LIQUIDITY PURPOSE

The main investment management objective is to maintain security and liquidity of funds invested. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investments for liquidity purpose held as of 31 December 2022 and 2021 were in US dollar time deposits.

The rate of return on the average investments for liquidity purpose held during the year ended 31 December 2022 was 1.7% (0.1% – 2021).

Fair Value Disclosure

The FV of INVESTMENTS FOR LIQUIDITY PURPOSE as of 31 December 2022 and 2021 is as follows:

($ thousand)
		Fair Value Measurements
	Total	Level 1	Level 2	Level 3
2022
Investments for liquidity purpose
Time deposits	$6,289	$–	$6,289	$–

2021
Investments for liquidity purpose
Time deposits	$7,666	$–	$7,666	$–

Time deposits are reported at cost, which approximates FV.

FSDPSF-4
continued

NOTE D—RELATED PARTY TRANSACTIONS

The OCR and Special Funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to the FSDPSF is settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by Special Funds and trust funds. ADB charges a service fee to cover ADB’s incremental cost for the administration, management, supervision, and operation of the FSDPSF. The service fees are set at (i) 5% of amounts disbursed for technical assistance projects; and (ii) 5% of amounts disbursed for grant components of investment projects up to $5,000,000, or 2% of amounts disbursed for grant components of investment projects above $5,000,000 with a minimum of $250,000, whichever is greater. See Note G for service fees during the years ended 31 December 2022 and 2021.

The interfund account balances included in ACCOUNTS PAYABLE AND OTHER LIABILITIES as of
31 December 2022 and 2021 are as follows:

($ thousand)
	2022	2021
Payable to:
Ordinary capital resources—net	$3	$35
Technical Assistance Special Fund	–	31
Total	$3	$66

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED TECHNICAL ASSISTANCE

Undisbursed TA are denominated in US dollars and represent effective TA projects not yet disbursed and unliquidated. During 2022, five TA projects and five supplementary TA (four TA project and four supplementary TA – 2021) became effective resulting in a total TA expense of $1,068,000 ($1,393,000 – 2021), net of $745,000 ($157,000 – 2021) undisbursed TA that were reversed as reduction in TA expenses.

The FV of undisbursed commitments approximates the amounts outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE F—CONTRIBUTIONS AND UNCOMMITTED BALANCES

In December 2022, the Government of Luxembourg committed contribution of EUR 2,500,000 (equivalent to $2,634,000 at the time of commitment and $2,676,000 as of 31 December 2022).

In November 2021, the Government of Luxembourg committed contribution of EUR1,500,000 (equivalent to $1,738,000 at the time of commitment and $1,699,000 as of 31 December 2021) which was transferred to the FSDPSF in January 2022.

The amounts committed in 2022 and 2021 were reported in the Statement of Financial Position as DUE FROM CONTRIBUTORS as of 31 December 2022 and 2021.

Uncommitted balances comprise amounts which have not been committed by FSDPSF as of 31 December 2022 and 2021. These balances include approved TA projects/programs that are not yet effective.

FSDPSF-4
continued

NOTE G—EXPENSES

Technical assistance—net

TA expenses are classified according to its nature using the budget allocation specified in the relevant
TA agreement for the TA projects that became effective during the year. The details of TA expenses for the years ended 31 December 2022 and 2021 are as follows:

($ thousand)
	2022	2021
Consultants	$1,574	$1,321
Trainings and Seminars	141	145
Studies	14	–
Other expenses—net[a]	(661)	(73)
Total	$1,068	$1,393
[a] Net of amounts reversed as reduction of TA expenses (See Note E).

Administrative and financial expenses

The administrative expenses include service fees to OCR and audit fees, which are incurred for management and general supporting activities. The table below summarizes the administrative expenses for the years ended 31 December 2022 and 2021:

($ thousand)
	2022	2021
Service fees to OCR (Note D)	$121	$111
Audit fees	19	19
Financial expenses	1	0
Total	$141	$130
0 = Less than $500.

NOTE H—LIQUIDITY AND AVAILABILITY OF RESOURCES

Liquidity risk refers to the risk that the fund has difficulties in meeting its short-term obligations. As part of FSDPSF’s liquidity management, it has a policy to structure its financial assets to be available as its general expenditures, liabilities, and other obligations come due. In addition, FSDPSF invests cash in excess of daily requirements in short-term investments.

As of 31 December 2022, FSDPSF has liquidity of $9,685,000 ($10,481,000 – 2021) consisting of DUE FROM BANKS of $3,396,000 ($2,815,000 – 2021) and INVESTMENTS FOR LIQUIDITY PURPOSE in time deposits of $6,289,000 ($7,666,000 – 2021), available within one year of the balance sheet date to meet cash needs for general expenditure. None of the financial assets are subject to donor or other contractual restrictions that make them unavailable for general expenditure within one year of the balance sheet date.

FSDPSF-4
continued

NOTE I—OTHER FAIR VALUE DISCLOSURES

As of 31 December 2022 and 2021, FSDPSF has no assets or liabilities measured at FV on a non-recurring basis. See Notes C and E for discussions relating to investments for liquidity purpose and undisbursed technical assistance, respectively. In all other cases, the carrying amount of FSDPSF’s assets and liabilities is considered to approximate FV.

NOTE J—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 31 December 2022 through 13 March 2023, the date these financial statements are available for issuance. As a result of this evaluation, there are no subsequent events that require recognition or disclosure in the FSDPSF’s financial statements as of 31 December 2022.